Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

EXHIBIT 99.1

SUBJECT TO COMPLETION, DATED JULY 23, 2008

INFORMATION STATEMENT

ASCENT MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112

Series A Common Stock
(par value $0.01 per share)
Series B Common Stock
(par value $0.01 per share)

We are currently a subsidiary of Discovery Holding Company, which we refer to as “DHC.” We are a holding company and, through our operating subsidiaries, primarily engaged in the business of providing creative and network services to the media and entertainment industries in the United States, the United Kingdom and Singapore. DHC has determined to spin-off our company by distributing to DHC’s shareholders, as a dividend, all of our common stock. We are sending this information statement to you in connection with that spin-off.

For each share of DHC Series A common stock or DHC Series B common stock held by you as of 5:00 p.m., New York City time, on the record date for the distribution, you will receive 0.05 of a share of the same series of our common stock. If as a result of the foregoing ratio you would be entitled to a fraction of a share of our common stock, you will receive cash in lieu of a fractional share interest.

No vote of DHC’s shareholders is required to authorize or effectuate the spin-off. No action is required of you to receive your shares of our common stock.

The spin-off was approved by the board of directors of DHC in connection with a proposed transaction (which we refer to as the “Discovery Transaction”) between DHC and Advance/Newhouse Programming Partnership, pursuant to which DHC and Advance/Newhouse will combine their respective indirect interests in Discovery Communications, LLC, a leading global media and entertainment company. It is a condition to the spin-off that the agreement between DHC and Advance/Newhouse relating to the Discovery Transaction shall be in effect and that all conditions precedent to that transaction (other than the spin-off of our company and certain conditions to be satisfied at the closing thereof) shall have been satisfied or, to the extent waivable, waived. We expect the shares of our common stock will be distributed by DHC to you on the day the Discovery Transaction becomes effective, which we refer to as the distribution date. The spin-off will not occur unless DHC’s shareholders approve the Discovery Transaction.

There is no current trading market for our common stock. Subject to the consummation of the spin-off, we have applied to list our Series A common stock on the Nasdaq Global Market under the symbol “ASCM.A”. Although no assurance can be given, we currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol “ASCM.B”.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or a solicitation of an offer to buy any securities.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this information statement is [          ], 2008.

ii

SUMMARY

The following is a summary of material information discussed in this information statement. It is included for convenience only and should not be considered complete. You should carefully review this entire information statement, including the risk factors, to better understand the spin-off and our business and financial position.

Our Company

We are a holding company. Our primary assets and businesses consist of (i) 100% of the outstanding ownership interests of Ascent Media Group, LLC, a Delaware limited liability company (“Ascent Media”), which is engaged primarily in the business of providing creative and network services to the media and entertainment industries in the United States, the United Kingdom and Singapore, and (ii) 100% of the outstanding ownership interests of Ascent Media CANS, LLC (dba AccentHealth), a Delaware limited liability company (“AccentHealth”), which operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide. Prior to the spin-off, we will assume certain obligations of DHC and DHC will transfer to us approximately $[150] million in cash. Ascent Media’s clients include major motion picture studios, independent producers, broadcast networks, cable programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content. AccentHealth’s clients include various advertisers that purchase commercial airtime on AccentHealth’s network, as well as certain ancillary marketing services provided by AccentHealth.

We are currently a wholly-owned subsidiary of DHC, a holding company that currently owns a 66 2/3% indirect interest in Discovery Communications, LLC, a leading global media and entertainment company, which we refer to as “Discovery.” DHC also owns 100% of Ascent Media Creative Sound Services, Inc., a leading provider of sound, music, mixing, sound effects and other audio post-production services in the United States. We refer to Ascent Media Creative Sound Services, Inc. in this information statement as “Ascent Sound.” Prior to a restructuring of DHC to be effected in connection with the spin-off, Ascent Sound is a business unit of Ascent Media. However, at the time of the spin-off, our company and Ascent Sound will operate independently, and neither will have any interest in the other.

When we refer to “our business” in this information statement, we are referring to the business of Ascent Media and AccentHealth and their respective subsidiaries and affiliates. Following the spin-off from DHC, we will be an independent publicly traded company, DHC will not retain any ownership interest in us, and we will no longer be affiliated with Discovery or Ascent Sound. In connection with the spin-off, we and DHC are entering into certain agreements, including a reorganization agreement and a tax sharing agreement, pursuant to which we and DHC will, among other things, indemnify each other against certain liabilities that may arise from our respective businesses. See “Certain Inter-Company Agreements.”

Our principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112. Our main telephone number is (720) 875-5622.

For more information regarding Ascent Media, see Ascent Media’s website at www.ascentmedia.com.

The Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	In the spin-off, DHC will distribute to its shareholders all the shares of our common stock that it owns. Following the spin-off, we will be a separate company from DHC, and DHC will not have any ownership interest in us. You do not have to pay any consideration or give up any portion of your DHC common stock to receive shares of our common stock in the spin-off.

Q:	What is being distributed in the spin-off?

A:	Approximately 13,404,695 shares of our Series A common stock and 656,911 shares of our Series B common stock will be distributed in the spin-off, based on the number of shares of DHC Series A common stock and

DHC Series B common stock outstanding on May 31, 2008. The shares of our common stock to be distributed by DHC will constitute all the issued and outstanding shares of our common stock immediately after the distribution.

Q:	How will the record date and the distribution date for the spin-off be determined?

A:	Our board of directors will determine the record date and the distribution date for the spin-off as soon as practicable following the date of the meeting of the shareholders of DHC at which such shareholders will consider and vote upon the Discovery Transaction. Assuming the Discovery Transaction is approved at such meeting by the DHC shareholders, we will announce the record date and distribution date by means of a press release, which press release will be filed as an exhibit to a Current Report on Form 8-K.

Q:	What will I receive in the spin-off?

A:	Holders of DHC Series A common stock will receive a dividend of 0.05 of a share of our Series A common stock for each share of DHC Series A common stock held by them on the record date, and holders of DHC Series B common stock will receive a dividend of 0.05 of a share of our Series B common stock for each share of DHC Series B common stock held by them on the record date. At the time of the spin-off, each share of our Series A common stock and our Series B common stock will have attached to it one preferred share purchase right of the corresponding series, as more fully described in this information statement. See “Description of Our Capital Stock — Shareholder Rights Plan.”

Q:	What will the relationship be between Ascent Media and DHC after the spin-off?

A:	Following the spin-off, our company and DHC will operate independently, and neither will have any ownership interest in the other. In connection with the spin-off, however, we and DHC (and certain affiliates of DHC) are entering into certain agreements in order to govern the ongoing relationships between our company and DHC (and such affiliates) after the spin-off and to provide for an orderly transition. See “Certain Inter-Company Agreements.”

Q:	What are the reasons for the spin-off?

A:	The principal reason for the spin-off is to facilitate the proposed transaction between DHC and Advance Newhouse Programming Partnership (“Advance/Newhouse”), pursuant to which DHC and Advance/Newhouse will combine their respective indirect interests in Discovery. We refer to that transaction as the “Discovery Transaction”. The spin-off will resolve differing views with respect to the value of Ascent Media that could otherwise preclude the consummation of the Discovery Transaction on terms acceptable to both DHC and Advance/Newhouse. The board of directors of DHC has determined that the Discovery Transaction is in the best interests of DHC and cannot be consummated on terms acceptable to DHC without the spin-off. The obligations of DHC and Advance/Newhouse to complete the Discovery Transaction are, therefore, subject to the completion of the spin-off.

Further, the spin-off will provide certain benefits for our company and our stockholders, including making it easier for investors to understand and value the Ascent Media assets, which DHC’s board of directors believes are currently overshadowed by DHC’s interest in Discovery, thus enhancing our ability to raise capital against our business to pursue our business strategy and fund acquisitions, including, possibly, acquisitions using our own publicly traded equity as currency, and internal growth. The spin-off will also enhance our ability to attract and retain qualified personnel, by enabling us to grant equity incentive awards based on our own publicly traded equity, which will directly reflect the performance of our businesses, and will further enable us to more effectively tailor employee benefit plans and retention programs, when compared with current alternatives, to provide improved incentives to the employees and future hires of our company that will better and more directly align the incentives for our management with their performance.

For a discussion of additional factors, costs and risks associated with the spin-off considered by the board, see “The Spin-Off — Reasons for the Spin-Off.” The Discovery Transaction is described in DHC’s Amendment No. 1 to its Schedule 14A, which includes its preliminary proxy statement/prospectus filed with the Securities and Exchange Commission on July 18, 2008. A copy of the final proxy statement/prospectus relating to the Discovery Transaction (which we refer to as the “DHC proxy statement/prospectus”) will be mailed to stockholders of DHC prior to or concurrently with this information statement. Please review the DHC proxy statement/prospectus for the principal terms of the Discovery Transaction and other material information relating to such transaction. See “Where You Can Find More Information.”

Q:	Why will Ascent Sound be excluded from the spin-off?

A:	Ascent Sound is not a necessary or integral component of our other businesses and is being retained by DHC to address, among other things, certain tax considerations.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. Shareholders of DHC on the record date for the spin-off are not required to pay any cash or deliver any other consideration, or give up any shares of DHC common stock, to receive the shares of our common stock distributable to them in the spin-off.

Q:	How will DHC distribute shares of Ascent Media Corporation common stock to me?

A:	Holders of shares of either series of DHC common stock on the record date will receive shares of the same series of our common stock in the same form, certificated or book entry, as the form in which the recipient shareholder held its shares of DHC common stock on the record date.

Q:	Will I be entitled to receive shares of Ascent Media Corporation common stock in connection with the distribution if I sell my shares of DHC common stock prior to the distribution date?

A:	No. No ex-dividend market will be established in DHC common stock until the distribution date. If you own shares of either series of DHC common stock and sell those shares prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of DHC common stock you sell.

Q:	How will fractional shares be treated in the spin-off?

A:	If you would otherwise be entitled to receive a fractional share of our common stock in the spin-off, you will instead receive a cash payment. See “The Spin-Off — Treatment of Fractional Shares” for an explanation of how the cash payments will be determined.

Q:	What are the federal income tax consequences to me of the spin-off?

A:	At the effective time of the spin-off, DHC expects to receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, to the effect that, on the basis of facts and representations and assumptions as to factual matters set forth or referred to in such opinion, the spin-off should qualify as a transaction under Sections 368(a) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, a holder of DHC common stock upon the receipt of shares of our common stock. A holder of DHC common stock should generally recognize gain or loss with respect to cash received in lieu of a fractional share of our common stock.

The Discovery Transaction is conditioned, among other things, upon the receipt of such opinion. DHC may irrevocably waive the condition of the receipt of the tax opinion relating to the spin-off under the terms of the transaction agreement, but we do not expect that DHC will consummate the Discovery Transaction or the spin-off without the receipt of such opinion.

Please see “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors — Factors Relating to the Spin-Off — The spin-off could result in significant tax liability” and “— Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time” for more information regarding the tax opinion and the potential tax consequences to you of the spin-off.

Q:	Does Ascent Media Corporation intend to pay cash dividends?

A:	No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law.

Q:	Will Ascent Media Corporation common stock trade on a stock market?

A:	Currently, there is no public market for our common stock. Subject to the consummation of the spin-off, we have applied to list our Series A common stock on the Nasdaq Global Market under the symbol “ASCM.A”. We currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol “ASCM.B”. We cannot predict the trading prices for common stock when such trading begins.

As of the date hereof, there are no plans for our common stock to trade on a when-issued basis; however, a when-issued trading market in our common stock may commence between the record date and the distribution date. When-issued trading of our common stock, in the context of the spin-off, refers to a transaction effected before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within two days after the distribution date. On the distribution date, any when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction.

Q:	Will I have appraisal rights in connection with the spin-off?

A:	No. Holders of DHC common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021

Q:	Who is the distribution agent for the spin-off?

A:	Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of DHC shares, you should contact the distribution agent:

Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Telephone: (877) 453-1510

Before the spin-off, if you have questions relating to the spin-off, you should contact:

Discovery Holding Company 12300 Liberty Blvd. Englewood, CO 80112 Telephone: (877) 772-1518

After the spin-off, if you have questions relating to Ascent Media, you should contact:

Ascent Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Telephone: (720) 875-5622

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the risks described below, together with all the other information included in this information statement in evaluating our company and our common stock. Any of the following risks, if realized, could have a material adverse effect on the value of our common stock.

Factors Relating to our Business

We have a history of losses and may incur losses in the future, which could materially and adversely affect the market price of our common stock.  On a combined basis, our subsidiaries incurred losses in three out of the last five fiscal years. In future periods, we may not be able to increase or sustain profitability on a consistent quarterly or annual basis. Failure to maintain profitability in future periods may materially and adversely affect the market price of our common stock. If we seek external debt financing to meet capital expenditures in the future, there can be no assurance that we will be able to obtain such financing on terms acceptable to us.

We have no operating history as a separate company upon which you can evaluate our performance.  Although our subsidiary Ascent Media was a separate public company prior to June 2003, we do not have an operating history as a separate public company, as currently constituted. There can be no assurance that our business strategy will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

Our historical financial information may not be representative of our results as a separate company.  The historical financial information included in this information statement may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity pursuing independent strategies during the periods presented.

We are a holding company with no direct operations.  We are a holding company with no direct operations of our own. Our principal assets are the equity interests we hold in our operating subsidiaries, which are separate legal entities. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject.

We cannot be certain that we will be successful in integrating any acquired businesses.  Our businesses may grow through acquisitions in selected markets. Integration of new businesses may present significant challenges, including: realizing economies of scale; eliminating duplicative overheads; and integrating networks, financial systems and operational systems. We cannot assure you that, with respect to any acquisition, we will realize anticipated benefits or successfully integrate any acquired business with our existing operations. In addition, while we intend to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies’ disclosure controls and procedures or internal control over financial reporting (as required by U.S. federal securities laws and regulations) until we have fully integrated them.

Our businesses are subject to risks of adverse government regulation.  The industries in which we operate, and those of our customers, are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities and in foreign countries by similar entities. There can be no assurance that our business, either directly or through Ascent Media’s reliance on customers or vendors impacted by such regulations, will not be adversely affected by any future legislation, new regulation or deregulation.

A loss of any of Ascent Media’s large customers would reduce its revenue.  Although Ascent Media serviced over 3,800 customers during the year ended December 31, 2007, its ten largest customers accounted for approximately 45% of its consolidated revenue. The ten largest customers of the Creative Services group accounted for approximately 44% of the revenue of the Creative Services operating segment during the 2007 fiscal year. The ten largest customers of the Network Services group accounted for approximately 62% of the revenue of the Network Services operating segment during the 2007 fiscal year. The loss of, and failure to replace, any significant portion of the revenue generated from sales to any of Ascent Media’s largest customers could have a material adverse effect on the business of Ascent Media or on the affected operating segment. The Creative Services group’s revenue generated by Ascent Media’s largest customers represents various types of services provided by various facilities within the group for multiple points of contact at the corporate customer. Network origination services are generally provided pursuant to contracts with terms of one to three years or longer. Ascent Media’s ten largest customers include, among others, the parent companies of six major motion picture studios.

Discovery and its subsidiaries accounted for approximately 6% of Ascent Media’s consolidated revenue, including 15% of Network Services group revenue during 2007. Discovery is a subsidiary of DHC. Sales by Ascent Media to Discovery in 2007 consisted primarily of $7.3 million in systems integration projects and $34.5 million in content distribution. Ascent Media provides content distribution services to Discovery primarily in Asia and Europe pursuant to contracts that currently extend to 2010 and 2011, respectively.

Ascent Media’s business depends on certain client industries.  Ascent Media derives substantially all its revenue from services provided to the motion picture, television and advertising industries. Fundamental changes in the business practices of any of these client industries could cause a material reduction in demand by Ascent Media’s clients for the services offered by Ascent Media. Ascent Media’s business benefits from the volume of motion picture and television content being created and distributed as well as the success or popularity of an individual television show. Accordingly, a decrease in either the supply of, or demand for, original entertainment content would have a material adverse effect on Ascent Media’s results of operations. Because spending for television advertising drives the production of new television programming, as well as the production and deployment of television commercials and the sale of existing content libraries for syndication, a reduction in television advertising spending would adversely affect Ascent Media’s business. Factors that could impact television advertising and the general demand for original entertainment content include the growing use of personal video recorders and video-on-demand services, continued fragmentation of and competition for the attention of television audiences, the proliferation of alternatives to traditional television viewing (including Internet video services) and general economic conditions.

Because Ascent Media uses third-party satellite and terrestrial connectivity services to provide certain of its creative, media management and network services, a material disruption to such connectivity services could have a negative impact on Ascent Media’s operations.  Ascent Media obtains satellite transponder capacity, fiber-optic capacity and Internet connectivity pursuant to long-term contracts and other arrangements with third-party vendors. Such connectivity services are used in connection with many aspects of Ascent Media’s business, including network origination, teleport services, digital media management, dailies, telecine services, distribution of advertising, syndicated television programming and other content, and various Web-based services and interfaces, as well as AccentHealth’s business. Although Ascent Media believes that its arrangements with connectivity suppliers are adequate, disruptions in such services may occur from time to time as a result of technical malfunction, disputes with suppliers, force majeure or other causes. In the event of any such disruption in satellite or terrestrial connectivity services, Ascent Media or AccentHealth may incur additional costs to supplement or replace the affected service, and may be required to compensate its own customers for any resulting declines in service levels.

A significant labor dispute in Ascent Media’s client industries could have a material adverse effect on its business.  An industry-wide strike or other job action by or affecting the Writers Guild, Screen Actors Guild or other major entertainment industry union could reduce the supply of original entertainment content, which would in turn reduce the demand for Ascent Media’s services. An extensive work stoppage would affect feature film production as well as episodic television and commercial production and could have a material adverse effect on the creative services group, including the potential loss of key personnel and the possibility that broadcast and cable networks will seek to reduce the proportion of their schedules devoted to scripted programming.

On November 5, 2007, Writers Guild of America West and Writers Guild of America East (which we refer to collectively as the “Writers Guild”) declared a strike affecting the script writing for television shows and films. During the fourth quarter of 2007 and the first quarter of 2008, the strike had a significant adverse effect on the revenue generated by Ascent Media’s creative services business for services provided on new entertainment projects utilizing scripted content and the production of new television commercials. The strike was terminated on February 12, 2008, after the Writers Guild negotiated the terms of a proposed new contract with the Alliance of Motion Picture and Television Producers (“AMPTP”). On February 26, 2008, the Writers Guild announced that its members had ratified the new contract, the term of which runs through May 1, 2011.

The 2007-2008 television season was significantly affected by the strike. Networks and producers resumed production of some scripted television programming interrupted by the strike. However, certain programming did not resume production this season and we expect that certain programming will not resume production at all. We do not know if the Writers Guild strike will be a significant factor in connection with the changing viewing habits of television consumers and/or industry programming and production trends. Accordingly, the full impact of the strike cannot currently be determined.

On February 21, 2008, the Directors Guild of America announced that its members had ratified a new contract with the AMPTP for a term ending June 30, 2011.

The current contract between the Screen Actors Guild and AMPTP for theatrical motion picture and television performances expired on June 30, 2008. A failure by the Screen Actors Guild to finalize and ratify an agreement with the AMPTP within a reasonable period of time after the expiration of its current contract could lead to a strike or other job action. Any such labor dispute could have an adverse effect on the television and motion picture production industries, including Ascent Media’s business, and in the case of a severe or prolonged work stoppage, the adverse effect on Ascent Media’s business, operations, results of operations and/or financial condition could be material.

Changes in technology may limit the competitiveness of and demand for Ascent Media’s services.  The post-production industry is characterized by technological change, evolving customer needs and emerging technical standards, and the network origination and data transmission industries are currently saturated with companies providing services similar to Ascent Media’s. Historically, Ascent Media has expended significant amounts of capital to obtain equipment using the latest technology. Obtaining access to any new technologies that may be developed in Ascent Media’s industries will require additional capital expenditures, which may be significant and may have to be incurred in advance of any revenue that may be generated by such new technologies. In addition, the use of some technologies may require third party licenses, which may not be available on commercially reasonable terms. Although we believe that Ascent Media will be able to continue to offer services based on the newest technologies, we cannot assure you that Ascent Media will be able to obtain any of these technologies, that Ascent Media will be able to effectively implement these technologies on a cost-effective or timely basis or that such technologies will not render obsolete Ascent Media’s role as a provider of motion picture and television production services. If Ascent Media’s competitors providing network services have technology that enables them to provide services that are more reliable, faster, less expensive, reach more customers or have other advantages over the network origination and content distribution services Ascent Media provides, then the demand for Ascent Media’s network services may decrease.

While Ascent Media believes that its business methods and technical processes do not infringe upon the proprietary rights of any third parties, there can be no assurances that third parties will not assert infringement claims against Ascent Media.  Ascent Media’s business of providing creative and network services is highly dependent upon the technical abilities and knowledge of its personnel and business methods and processes developed by Ascent Media and its subsidiaries and their respective predecessors over time. There can be no assurance that third parties will not bring trade secret, copyright infringement or other proprietary rights claims against Ascent Media, or claim that Ascent Media’s use of certain technologies violates a patent. There can be no assurances as to the outcome of any such claims. However, even if these claims are not meritorious, they could be costly and could divert management’s attention from other more productive activities. If it is determined that Ascent Media has infringed upon or misappropriated a third party’s proprietary rights, there can be no assurance that any necessary license or rights could be obtained on terms satisfactory to Ascent Media, if at all. The inability to obtain any such license or rights could result in the incurrence of expenses and changes in the way Ascent Media operates its business.

Loss of key personnel could negatively impact Ascent Media’s business.  Ascent Media’s future success depends in large part on the retention, continued service and specific abilities of its key creative, technical and management personnel. A significant percentage of our revenue can be attributed to services that can only be performed by certain highly compensated, specialized employees, and in certain instances, our customers have identified by name those personnel requested to work on such customers’ projects. Competition for highly qualified employees in the entertainment and media services industry is intense and the process of locating and recruiting key creative, technical and management personnel with the combination of skills and abilities required to execute Ascent Media’s strategy is time-consuming. Ascent Media has employment agreements with many of its key creative, technical and management personnel. However, there can be no assurance that Ascent Media will continue to attract, motivate and retain key personnel, and any inability to do so could negatively impact our business and our ability to grow.

Risk of loss from earthquakes or other catastrophic events could disrupt Ascent Media’s business.  Some of Ascent Media’s purpose-built facilities are located in Southern California, a region known for seismic activity. Due to the extensive amount of specialized equipment incorporated into specially designed editorial suites, digital intermediates suites and theaters, and other post-production facilities, as well as teleports, Ascent Media’s operations in this region may not be able to be temporarily relocated to mitigate the impacts of a catastrophic event. Ascent Media carries insurance for property loss and business interruption resulting from such events, including earthquake insurance, subject to deductibles, and for certain operations has facilities in other geographic locations. Although we believe Ascent Media has adequate insurance coverage relating to damage to its property and the temporary disruption of its business from casualties, and that it could provide services at other geographic locations, there can be no assurance that such insurance and other facilities would be sufficient to cover all of Ascent Media’s costs or damages or Ascent Media’s loss of income resulting from its inability to provide services in Southern California for an extended period of time.

Failure to obtain renewal of FCC licenses could disrupt Ascent Media’s business.  Ascent Media holds licenses, authorizations and registrations from the FCC required for the conduct of its network services business, including earth station and various classes of wireless licenses and an authorization to provide certain services. Most of the FCC licenses held by Ascent Media are for transmit/receive earth stations, which cannot be operated without individual licenses. The licenses for these stations are granted for a period of fifteen years and, while the FCC generally renews licenses for satellite earth stations routinely, there can be no assurance that Ascent Media’s licenses will be renewed at their expiration dates. Registration with the FCC, rather than licensing, is required for receiving transmissions from satellites from points within the United States. Ascent Media relies on third party licenses or authorizations when it transmits domestic satellite traffic through earth stations operated by third parties. Our failure, and the failure of third parties, to obtain renewals of such FCC licenses could disrupt the network services segment of Ascent Media and have a material adverse effect on Ascent Media. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our businesses will not be adversely affected by future legislation, new regulation, deregulation or court decisions.

Ascent Media operates in an increasingly competitive market, and there is a risk that it may not be able to compete effectively with other providers in the future.  The entertainment and media services industries in which Ascent Media competes are highly competitive and service-oriented. Ascent Media has few long-term or exclusive service agreements with its creative services customers. Business generation in these markets is based primarily on the reputation of the provider’s creative talent and customer satisfaction with reliability, timeliness, quality and price. The major motion picture studios, which are Ascent Media’s customers, such as Paramount Pictures, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, The Walt Disney Company and Warner Bros. Entertainment, have the capability to perform similar services in-house. These studios also have substantially greater financial resources than Ascent Media’s, and in some cases significant marketing advantages. Thus, depending on the in-house capacity available to some of these studios, a studio may be not only a customer but also a competitor. There are also numerous independent providers of services similar to Ascent Media’s and we actively compete with certain industry participants that have a unique operating niche or specialty business. If there were a significant decline in the number of motion pictures or the amount of original television programming produced, or if the studios or Ascent Media’s other clients either established in-house post-production facilities or significantly expanded their in-house capabilities, Ascent Media’s operations could be materially and adversely affected. For the year ended December 31, 2007, 19.2% of Ascent Media’s total revenue was derived from creative services provided to Paramount Pictures, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, The Walt Disney Company and Warner Bros. Entertainment.

Factors Relating to the Spin-Off

We may incur material costs as a result of our separation from DHC.  As a result of our separation from DHC, we may incur costs and expenses greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, employee benefit related functions and fees relating to the listing of our common stock on the Nasdaq Global Market. We cannot assure you that these costs will not be material to our business.

The spin-off could result in significant tax liability.  At the effective time of the spin-off, DHC expects to receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, to the effect that, taking into account, among other things, the issuance of convertible preferred stock to Advance/Newhouse in the Discovery Transaction and the governance rights associated with such convertible preferred stock, the spin-off should qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. The Discovery Transaction is conditioned, among other things, upon the receipt of such opinion. DHC may irrevocably waive the condition of the receipt of the tax opinion relating to the spin-off under the terms of the transaction agreement, but we do not expect that DHC will consummate the Discovery Transaction or the spin-off without the receipt of such opinion.

The tax opinion will be based on, among other things, assumptions and representations as to factual matters and certain undertakings that will be received from our company, DHC and certain DHC stockholders, including those contained in certificates of officers of our company and DHC and certain DHC stockholders, as requested by counsel. If any of those factual representations or assumptions were to be untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were to be materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. Opinions of counsel are not binding on the U.S. Internal Revenue Service (the “IRS”). As a result, the conclusions expressed in the opinion of tax counsel could be challenged by the IRS, and if the IRS were to prevail in such challenge, the tax consequences to you could be materially less favorable.

If the spin-off does not qualify as a transaction under Sections 368(a) and 355 for U.S. federal income tax purposes, then, in general, DHC would be subject to tax as if it had sold its shares of common stock of our company in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of such shares over its tax basis in such shares. A DHC stockholder that received shares of our common stock in the spin-off would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares for which cash is received) on the distribution date. That distribution would be taxable to such stockholder as a dividend to the extent of DHC’s current and accumulated earnings and profits. Any amount that exceeded DHC’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DHC stock with any remaining amount being taxed as a capital gain. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the tax consequences of the spin-off.

Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time.  In the tax sharing agreement with DHC, we have agreed to be responsible for all taxes attributable to us or any of our subsidiaries, whether accruing before, on or after the spin-off (other than any such taxes for which DHC is responsible under the tax sharing agreement). We have also agreed to be responsible for and indemnify DHC with respect to (i) all taxes attributable to DHC or any of its subsidiaries (other than Discovery) for any tax period that ends on or before the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period on or before the date of the spin-off), other than such taxes arising as a result of the spin-off and related internal restructuring of DHC and (ii) all taxes arising as a result of the spin-off or the internal restructuring of DHC to the extent such taxes are not the responsibility of DHC under the tax sharing agreement. This means that we will bear the liability for any taxes arising as a result of the spin-off failing to qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our stock) unless such tax liability arises as a result of any breach on or after the date of the spin-off of any representation, warranty, covenant or other obligation of DHC or of a subsidiary or shareholder of DHC made in connection with the issuance of the tax opinion relating to the spin-off or in the tax sharing agreement, in which case DHC would bear the liability for such taxes under the terms of the tax sharing agreement. As described above, such tax liability would be calculated as though DHC had sold its shares of common stock of our company in a taxable sale for their fair market value, and DHC would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of such shares over its tax basis in such shares. Depending on the fair market value of DHC’s shares in our company at the time of the spin-off, such tax liability could be significant and any corresponding indemnification obligation could have a material adverse effect on our company. Our indemnification obligations to DHC and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify DHC and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities. At this time, we cannot precisely quantify the amount of these liabilities assumed pursuant to the tax sharing agreement and there can be no assurances as to their final amounts. For a more detailed discussion, see “Certain Inter-Company Agreements — Agreements with DHC — Tax Sharing Agreement.”

Potential indemnification liabilities to DHC pursuant to the reorganization agreement could materially adversely affect our company.  On June 4, 2008, we entered into a reorganization agreement with DHC and Ascent Media that provides for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and DHC with respect to and resulting from the spin-off. For a description of the reorganization agreement, see “Certain Inter-Company Agreements — Agreements with DHC — Reorganization Agreement.” The reorganization agreement provides for indemnification obligations designed to make our company financially responsible for substantially all liabilities that may exist relating to the business of Ascent Media and AccentHealth, whether incurred prior to or after the spin-off, as well as those obligations of DHC assumed by us pursuant to the reorganization agreement. If we are required to indemnify DHC under the circumstances set forth in the reorganization agreement, we may be subject to substantial liabilities.

Factors Relating to our Common Stock and the Securities Market

We cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our stock price may fluctuate significantly.  We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off. Nor can we predict the prices at which either series of our common stock may trade after the spin-off. We cannot predict the effect of the spin-off on the trading prices of DHC’s common stock or whether the market value of the shares of a series of our common stock and the shares of the same series of DHC’s common stock held by a shareholder after the spin-off (as such shares of DHC common stock are adjusted in the Discovery Transaction) will be less than, equal to or greater than the market value of the shares of that series of DHC’s common stock held by such shareholder prior to the spin-off.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies; and

•	domestic and foreign economic conditions.

If, following the spin-off, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.  Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors will be required to issue an attestation regarding our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2009. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex, subject to change, and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and our stock price may suffer.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders.  Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These provisions include the following:

•	authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share, a Series A that entitles the holders to one vote per share and a Series C that, except as otherwise required by applicable law, entitles the holders to no voting rights;

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	limiting who may call special meetings of shareholders;

•	prohibiting shareholder action by written consent (subject to certain exceptions), thereby requiring shareholder action to be taken at a meeting of the shareholders;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

•	requiring shareholder approval by holders of at least 80% of our voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our certificate of incorporation;

•	requiring the consent of the holders of at least 75% of the outstanding Series B common stock (voting as a separate class) to certain share distributions and other corporate actions in which the voting power of the Series B common stock would be diluted by, for example, issuing shares having multiple votes per share as a dividend to holders of Series A common stock; and

•	the existence of authorized and unissued stock which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

Our board of directors has approved the adoption of a shareholder rights plan in order to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan is designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company. See “Description of Our Capital Stock — Shareholder Rights Plan.”

After the spin-off, John C. Malone will have the power to direct approximately 31% of the aggregate voting power in our company.  Mr. Malone beneficially owns shares of DHC common stock representing approximately 31% of DHC’s voting power. Following the consummation of the spin-off, Mr. Malone will beneficially own shares of our common stock that may represent up to approximately 31% of our aggregate voting power, based upon his beneficial ownership of DHC common stock, as of May 31, 2008.

Holders of a single series of our common stock may not have any remedies if an action by our directors or officers has an adverse effect on only that series of our common stock.  Principles of Delaware law and the provisions of our certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of any single series of our common stock. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our shareholders, including the holders of all series of our common stock. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common shareholders regardless of class or series and does not have separate or additional duties to any group of shareholders. As a result, in some circumstances, our directors may be required to make a decision that is adverse to the holders of one series of our common stock. Under the principles of Delaware law referred to above, you may not be able to challenge these decisions if our board of directors is disinterested and adequately informed with respect to these decisions and acts in good faith and in the honest belief that it is acting in the best interests of all our shareholders.

Our Series B common stock will likely be traded on the OTC Bulletin Board, which is often characterized by volatility and illiquidity.  We expect that our Series B common stock will trade on the OTC Bulletin Board, rather than on a national exchange or quotation system. The OTC Bulletin Board tends to be highly illiquid, in part, because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is also a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility is due to a variety of factors, including a lack of readily available price quotations, lower trading volume, absence of consistent administrative supervision of “bid” and “ask” quotations, and market conditions. The potential for illiquidity and volatility with respect to our Series B common stock may also be adversely affected by (i) the relatively small number of shares of our Series B common stock held by persons other than our officers, directors and persons who hold in excess of 10% of the Series B common stock outstanding, (ii) the relatively small number of such unaffiliated shareholders, and (iii) the expected low trading volume of such shares on the OTC Bulletin Board. There can be no assurance that the Series B common stock will ever be listed for trading on Nasdaq or another stock exchange or quotation system. However, holders of shares of our Series B common stock may convert such shares at any time into shares of our Series A common stock, on a one-for-one basis, and such shares of Series A common stock will be listed for trading on the Nasdaq Global Market.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Certain statements in this information statement and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to our business strategies, market potential, future financial performance and other matters. In particular, information included under “The Spin-Off,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of our Business” contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under the headings “Risk Factors,” the following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

•	general economic and business conditions and industry trends including the timing of, and spending on, feature film, television and television commercial production;

•	spending on domestic and foreign television advertising and spending on domestic and foreign first-run and existing content libraries;

•	the regulatory and competitive environment of the industries in which we operate;

•	continued consolidation of the broadband distribution and movie studio industries;

•	uncertainties inherent in the development of new business lines and business strategies;

•	integration of acquired operations;

•	uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;

•	changes in the distribution and viewing of television programming, including the expanded deployment of personal video recorders, video-on-demand and Internet protocol-based television and their impact on television advertising revenue;

•	rapid technological changes;

•	future financial performance, including availability, terms and deployment of capital;

•	fluctuations in foreign currency exchange rates and political unrest in international markets;

•	the ability of suppliers and vendors to deliver products, equipment, software and services;

•	the outcome of any litigation;

•	availability of qualified personnel;

•	the possibility of an industry-wide strike or other job action affecting a major entertainment industry union, or the duration of any existing strike or job action;

•	changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;

•	changes in the nature of key strategic relationships with partners and joint venturers;

•	competitor responses to our products and services, and the products and services of the entities in which we have interests; and

•	threatened terrorist attacks and ongoing military action in the Middle East and other parts of the world.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this information statement, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. Neither the Private Securities Litigation Reform Act of 1995 nor Section 21E of the Securities Exchange Act of 1934 provides any protection for forward-looking statements made in this information statement.

THE SPIN-OFF

Background

We are currently a wholly owned subsidiary of DHC. We were formed on May 29, 2008 to hold DHC’s 100% ownership interests in Ascent Media and AccentHealth. In addition to the businesses and assets of our company, DHC currently owns, indirectly, 66 2/3% of the equity of Discovery and 100% of Ascent Sound.

On June 4, 2008, DHC and Advance/Newhouse entered into a transaction agreement, which provides for the terms and conditions of the Discovery Transaction. The Discovery Transaction, which is subject to approval by the stockholders of DHC, is described in the DHC proxy statement/prospectus. A copy of the DHC proxy statement/prospectus will be mailed to stockholders of DHC prior to or concurrently with this information statement. Please review the DHC proxy statement/prospectus for the principal terms of the proposed transaction between DHC and Advance/Newhouse and other material information relating to such transaction. See “Where You Can Find More Information.”

It is a condition to the Discovery Transaction that, prior to the closing of such transaction, DHC will separate its interest in Ascent Media and AccentHealth from its other businesses and assets. The board of directors of DHC has determined to separate its interest in Ascent Media and AccentHealth from its other businesses and assets by means of a spin-off. To accomplish the spin-off, DHC is distributing all of its equity interest in our company, consisting of shares of our Series A common stock and our Series B common stock, to DHC’s shareholders on a pro rata basis. Following the spin-off, DHC will cease to own any equity interest in our company, and we will be an independent, publicly traded company. No vote of DHC’s shareholders is required or being sought in connection with the spin-off, and DHC’s shareholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

The board of directors of DHC considered the following potential benefits in making its determination to consummate the spin-off:

•	The spin-off will facilitate completion of the Discovery Transaction by resolving differing views with respect to the value of Ascent Media that could otherwise preclude the consummation of the Discovery Transaction on terms acceptable to both DHC and Advance/Newhouse. The board of directors of DHC has determined that the Discovery Transaction is in the best interests of DHC and cannot be consummated on terms acceptable to DHC without the spin-off. The obligations of DHC and Advance/Newhouse to complete the Discovery Transaction are, therefore, subject to the completion of the spin-off. The spin-off will also eliminate the potential distraction of DHC management with respect to the administration of our businesses.

•	The spin-off will provide certain benefits to our investors, including making it easier for investors to understand and value the Ascent Media assets, which DHC’s board of directors believes are currently overshadowed by DHC’s interest in Discovery, thus enhancing our ability to raise capital against our business to pursue our business strategy and fund acquisitions, including, possibly, acquisitions using our own publicly traded equity as currency, and internal growth.

•	Having our own common stock outstanding following the spin-off will provide us with greater flexibility in structuring acquisitions by enabling us to use our own publicly traded equity as acquisition currency, thus enhancing our ability to take advantage of any acquisition opportunities that our management determines may advance our business strategy.

•	The spin-off will enhance our ability to attract and retain qualified personnel, by enabling us to grant equity incentive awards based on our own publicly traded equity, which will directly reflect the performance of our businesses, and will further enable us to more effectively tailor employee benefit plans and retention programs, when compared with current alternatives, to provide improved incentives to the employees and future hires of our company that will better and more directly align the incentives for our management with their performance.

DHC’s board of directors also considered a number of costs and risks associated with the spin-off, including:

•	that after the spin-off our company will have significantly smaller market capitalization than DHC, which may adversely affect its ability to raise capital as compared to a company with a larger market capitalization;

•	the risk of being unable to achieve the benefits expected from the spin-off, including the possibility that the combined market values of the separate company stocks may be lower than the market value of DHC’s stock prior to the spin-off;

•	the loss of synergies, particularly in administrative and support functions, as a result of no longer operating as one company;

•	the potential disruption to the business of Ascent, as its management and employees devote time and resources to completing the spin-off; and

•	the substantial costs of effecting the spin-off and of continued compliance with legal and other requirements applicable to public reporting companies.

The board evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. DHC’s board of directors concluded, however, that the potential benefits of the spin-off outweighed its potential costs, and that separating our business from that of DHC in the form of a distribution to DHC’s stockholders that is generally tax-free is appropriate, advisable, and in the best interests of DHC and its stockholders.

Manner of Effecting the Spin-Off

DHC will effect the spin-off by distributing to its shareholders as a dividend:

•	0.05 of a share of our Series A common stock for each share of DHC Series A common stock, and

•	0.05 of a share of our Series B common stock for each share of DHC Series B common stock,

in each case, owned of record by each shareholder on the record date.

At the time of the spin-off, DHC will deliver all of the issued and outstanding shares of our Series A common stock and Series B common stock to the distribution agent. On or about [          ], 2008 (which we refer to as the distribution date), the distribution agent will effect delivery of the shares of our common stock issuable in the spin-off in the same form, certificated or book-entry, as the form in which the recipient shareholder held its shares of DHC common stock on the record date. Please note that if any shareholder of DHC sells shares of DHC common stock before the distribution date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “— Trading Prior to the Distribution Date” below for more information.

After the distribution, some of our shareholders may hold odd lots, or blocks not evenly divisible by 100, of our shares. A shareholder selling an odd lot may be required to pay a higher commission rate than a shareholder selling round lots or blocks of 100 shares.

Shareholders of DHC are not being asked to take any action in connection with the spin-off. No shareholder approval of the spin-off is required or being sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You do not have to pay any consideration or give up any portion of your DHC common stock to receive shares of our common stock in the spin-off.

Treatment of Fractional Shares

If any shareholder would be entitled to receive a fractional share of our common stock in the spin-off, that shareholder will instead receive a cash payment from us. As soon as practicable following the record date, the distribution agent will determine the fractional share interests in our common stock that would be attributable to each holder of record of DHC common stock on the record date as a result of the spin-off, but such fractional shares will not be issued. In lieu thereof, each such holder will receive a cash amount equal to the product of such applicable fraction multiplied by the average of the closing prices of the applicable series of our common stock on the Nasdaq Global Market over the first ten consecutive trading days that our common stock trades in the regular way market. The distribution agent will calculate such amounts and distribute a check to each such record holder as soon as practicable following such ten trading day period. No interest will be paid on any cash distributed in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “— Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Effect of the Spin-Off on Outstanding DHC Options

Pursuant to the anti-dilution provisions of certain plans pursuant to which options to purchase shares of DHC common stock have been granted, as in effect as of the date of this Information Statement, the compensation committee of the board of directors of DHC has the authority to make equitable adjustments to such outstanding DHC options in the event of certain transactions, including the spin-off and the Discovery Transaction. Pursuant to the agreement between DHC and Advance/Newhouse with respect to the Discovery Transaction, upon the consummation of the spin-off and the Discovery Transaction, all then outstanding DHC options (other than the DHC options held by Robert R. Bennett, a director of DHC) will be converted into options or stock appreciation rights of the new public parent company that results from the Discovery Transaction (which we call “New Discovery”), in a manner so that the aggregate intrinsic value of the awards resulting from such adjustments (based on average stock prices over the first 10 trading days following consummation of the Discovery Transaction) will equal the aggregate intrinsic value of the DHC options so adjusted (based on average stock prices over the 5 trading days immediately prior to consummation of the Discovery Transaction). Outstanding DHC options held by Mr. Bennett will be converted into (i) options to purchase shares of New Discovery common stock and (ii) options to purchase shares of our common stock, in a manner so that the aggregate intrinsic value of the New Discovery options resulting from such adjustment, plus the aggregate intrinsic value of the options to purchase our common stock resulting from such adjustment (in each case based on average stock prices over the first 10 trading days following the Discovery Transaction) equals the aggregate intrinsic value of the DHC options so adjusted (based on average stock prices over the 5 trading days immediately prior to the Discovery Transaction).

By way of illustration, the chart below shows, for each outstanding option to acquire shares of DHC Series A common stock or DHC Series B common stock held by Mr. Bennett, the aggregate number of shares of our Series A common stock and our Series B common stock, as applicable, subject to the converted options to purchase shares of our common stock and the exercise price for each such converted option. For purposes of the illustration, and in lieu of a volume weighted average price of the applicable common stock, we used the closing prices of DHC Series A and DHC Series B common stock as of a recent date (which were $21.18 and $21.40, respectively), as applicable, and assumed hypothetical post-closing trading prices for our Series A and Series B common stock. Because the value of our Series A and Series B common stock and the value of the DHC Series A and Series B common stock are likely to differ from the prices used in this example, the number of shares subject to, and the exercise price for, each converted option will probably be different.

DHC Series A Options		Our Series A Options
No. of DHC		No. of Our
Series A	Exercise	Series A	Exercise
Shares	Price	Shares	Price

100,000	$11.84	5,000	$23.68
100,000	$13.00	5,000	$26.00
10,000	$22.90	500	$45.80

DHC Series B Options		Our Series B Options
No. of DHC		No. of Our
Series B	Exercise	Series A	Exercise
Shares	Price	Shares	Price

1,667,985	$19.06	83,399	$38.12

The options to purchase stock of our company issued to Mr. Bennett in such adjustment shall be the responsibility of our company following the spin-off. All options to purchase stock of New Discovery issued in such adjustments shall be the responsibility of New Discovery following the spin-off and consummation of the Discovery Transaction.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, as to the material U.S. federal income tax consequences to DHC stockholders resulting from the spin-off. This discussion is based upon the Code, existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions, all as in effect as of the date of this information statement, and all of which are subject to change, possibly with retroactive effect. This discussion is limited to DHC stockholders that are U.S. holders, as defined below, that hold their shares of DHC stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), holders who acquired their shares of DHC stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, holders who are subject to alternative minimum tax, and holders who hold their shares of DHC stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. In addition, the following discussion does not address the tax consequences of the spin-off under U.S. state or local or non-U.S. tax laws. Accordingly, DHC stockholders are encouraged to consult their tax advisors concerning the U.S. federal, state and local and non-U.S. tax consequences to them of the spin-off.

For purposes of this discussion, a U.S. holder is a beneficial owner of DHC stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of DHC stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding shares of DHC stock are encouraged to consult their tax advisors regarding the tax consequences of the spin-off.

Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, is of the opinion that for U.S. federal income tax purposes:

•	no gain or loss should be recognized by DHC upon the distribution of shares of our common stock to DHC stockholders pursuant to the spin-off;

•	no gain or loss should be recognized by, and no amount should be included in the income of, a DHC stockholder upon the receipt of shares of our common stock pursuant to the spin-off, other than with respect to fractional shares of our common stock for which cash is received;

•	a DHC stockholder that receives shares of our common stock in the spin-off should have an aggregate adjusted basis in its shares of our common stock (including any fractional share in respect of which cash is received) and its shares of DHC stock immediately after the spin-off equal to the aggregate adjusted basis of such stockholder’s shares of DHC stock held prior to the spin-off, which should be allocated in accordance with their relative fair market values;

•	the holding period of the shares of our common stock received in the spin-off by a DHC stockholder should include the holding period of such stockholder’s shares of DHC stock, provided that such shares of DHC stock were held as a capital asset on the distribution date;

•	if a DHC stockholder holds different blocks of DHC stock (generally shares of DHC stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of DHC stock purchased or acquired on the same date and at the same price should be allocated, to the greatest extent possible, between such block of DHC stock and the shares of our common stock (including any fractional share) received in the spin-off in respect of such block of DHC stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock (including any fractional share) received in the spin-off in respect of such block of DHC stock should include the holding period of such block of DHC stock, provided that such block of DHC stock was held as a capital asset on the distribution date. If a DHC stockholder is not able to identify which particular shares of our common stock (including any fractional share) are received in the spin-off with respect to a particular block of DHC stock, the stockholder may designate which shares of our common stock (including any fractional share) are received in the spin-off in respect of a particular block of DHC stock, provided that such designation is consistent with the terms of the spin-off. DHC stockholders that hold different blocks of DHC stock are encouraged to consult their tax advisors regarding the application of these rules to their particular circumstances; and

•	a DHC stockholder that receives cash in lieu of a fractional share of our common stock pursuant to the spin-off should be treated as though it first received a distribution of the fractional share in the spin-off and then sold it for the amount of such cash. Such stockholder should generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash received for such fractional share and the stockholder’s tax basis in that fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the stockholder’s holding period for its share of DHC stock exceeds one year on the distribution date.

The tax opinion described above will be based on, among other things, assumptions and representations as to factual matters and certain undertakings that will be received from our company, DHC and certain DHC stockholders, including those contained in certificates of officers of our company and DHC and certain DHC stockholders, as requested by counsel. If any of those factual representations or assumptions were to be incorrect or untrue in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were to be materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. DHC does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the spin-off. The tax opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the qualification of the spin-off as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes or that any such challenge would not prevail.

Treasury regulations require certain “significant” DHC stockholders (who immediately before the Distribution own 5% or more, by vote or value, of the total outstanding DHC stock) that receive shares of our common stock pursuant to the spin-off to attach to their U.S. federal income tax returns for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the spin-off, DHC will provide the information necessary to comply with this requirement.

Material U.S. Federal Income Tax Consequences if the Distribution Were Taxable

At the effective time of the spin-off, DHC expects to receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, taking into account, among other things, the issuance of convertible preferred stock to Advance/Newhouse and the governance rights associated with such convertible preferred stock, the spin-off should qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes.

An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. If the IRS were to assert successfully that the spin-off was taxable, the above consequences would not apply and both DHC and its stockholders that received shares of our common stock in the spin-off could be subject to tax, as described below. In addition, future events that may or may not be within DHC’s or our control, including extraordinary purchases of DHC stock or our stock, could cause the spin-off not to qualify as tax free to DHC and/or DHC stockholders. Depending on the circumstances, we may be required to indemnify DHC for some or all of the taxes and losses resulting from the spin-off not qualifying as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes.

If the spin-off did not qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes, then DHC would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by DHC immediately prior to the spin-off over DHC’s tax basis in such shares. In addition, a DHC stockholder that received shares of our common stock in the spin-off would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares for which cash is received) on the distribution date. That distribution would be taxable to such stockholder as a dividend to the extent of DHC’s current and accumulated earnings and profits. Any amount that exceeded DHC’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DHC stock with any remaining amount being taxed as a capital gain. Certain stockholders may be subject to additional special rules governing distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

Even if the spin-off otherwise qualifies for tax-free treatment to the DHC stockholders, it may be disqualified as tax-free to DHC under Section 355(e) of the Code if 50% or more of either the total combined voting power or the total fair market value of our stock or the stock of DHC is acquired as part of a plan or series of related transactions that includes the spin-off. Any acquisitions of our stock or DHC stock after the spin-off are generally part of such a plan only if there was an agreement, understanding, arrangement or substantial negotiations regarding the acquisition or a similar acquisition at some time during the two-year period ending on the date of the spin-off. All of the facts and circumstances must be considered to determine whether the spin-off and any acquisition of stock are part of such a plan, and certain acquisitions of stock pursuant to public sales are exempted by applicable Treasury regulations. In this regard, while the issuance of convertible preferred stock to Advance/Newhouse in the Discovery Transaction should generally be treated as part of a plan or series of related transactions that includes the spin-off, such issuance by itself, taking into account the governance rights associated with such convertible preferred stock, should not result in DHC recognizing gain in connection with the spin-off. If Section 355(e) of the Code applies as a result of such an acquisition of our stock or DHC stock, DHC would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by DHC immediately prior to the spin-off over DHC’s tax basis in such shares, but the spin-off would nevertheless generally be tax-free to each DHC stockholder that received shares of our common stock in the spin-off.

Under the tax sharing agreement between DHC and our company, we will be responsible for all taxes attributable to us or one of our subsidiaries, whether accruing before, on or after the spin-off (other than any such taxes for which DHC is responsible under the tax sharing agreement). We have also agreed to be responsible for and to indemnify DHC with respect to (i) all taxes attributable to DHC or any of its subsidiaries (other than Discovery) for any tax period that ends on or before the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period on or before the date of the spin-off), other than such taxes arising as a result of the spin-off and related internal restructuring of DHC and (ii) all taxes arising as a result of the spin-off or the internal restructuring of DHC to the extent such taxes are not the responsibility of DHC under the tax sharing agreement. This means that we will bear the liability for any taxes arising as a result of the spin-off failing to qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our stock) unless such tax liability arises as a result of any breach on or after the date of the spin-off of any representation, warranty, covenant or other obligation of DHC or of a subsidiary or shareholder of DHC made in connection with the issuance of the tax opinion relating to the spin-off or in the tax sharing agreement, in which case DHC would bear the liability for such taxes under the terms of the tax sharing agreement. See “Certain Inter-Company Agreements — Agreements with DHC — Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between DHC and our company.

Material Tax Considerations of the Distribution of the Rights

For U.S. federal income tax purposes, the distribution of the rights that will be attached to our common stock pursuant to the shareholders rights plan will not be taxable to us, and the receipt in the spin-off of such rights will not be taxable to the DHC stockholders. Depending upon the circumstances, holders of the rights could recognize taxable income or gain on or after the date that the rights become exercisable or in the event that the rights are redeemed by us. See “Description of Our Capital Stock — Shareholder Rights Plan.”

State Income Tax Matters

As noted above, this discussion does not address any tax consequences of the spin-off other than the material U.S. federal income tax consequences set forth above. DHC stockholders are encouraged to consult their tax advisors concerning all possible state tax consequences to them of the spin-off, including any applicable state tax consequences resulting from the fact that certain states have not adopted changes to conform, in all material respects, their state income tax laws related to spin-offs with the corresponding U.S. federal income tax laws currently in effect, in which case, depending on such stockholder’s particular circumstances, the distribution of our common stock may be a taxable distribution for state tax law purposes.

Results of the Spin-Off

Immediately following the spin-off, we expect to have outstanding approximately 13,404,695 shares of our Series A common stock and approximately 656,911 shares of our Series B common stock, based upon the number of shares of DHC Series A common stock and DHC Series B common stock outstanding on May 31, 2008. The actual number of shares of our Series A common stock and Series B common stock to be distributed in the spin-off will depend upon the actual number of shares of DHC Series A common stock and DHC Series B common stock outstanding on the record date, as well as the effects of rounding.

Immediately following the spin-off, we expect to have approximately 3,000 holders of record of our Series A common stock and 140 holders of record of our Series B common stock, based upon the number of record holders of such series of DHC common stock on May 31, 2008 (which amount does not include the number of shareholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one shareholder).

Listing and Trading of our Common Stock

On the date of this information statement, we are a wholly owned subsidiary of DHC. Accordingly, there is currently no public market for our common stock. We have applied to list our shares of Series A common stock on the Nasdaq Global Market under the symbol “ASCM.A” and we expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol “ASCM.B.”.

Neither we nor DHC can assure you as to the trading price of either series of our common stock after the spin-off or as to whether the combined trading prices of a series of our common stock and the same series of DHC’s common stock after the spin-off will be less than, equal to or greater than the trading prices of that series of DHC’s common stock prior to the spin-off. See “Risk Factors — Factors Relating to Our Common Stock and the Securities Market.”

The shares of our common stock distributed to DHC’s shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder. Our affiliates will not be permitted to sell shares of our common stock under Rule 144 until 90 days after the date on which the registration statement of which this information statement forms a part becomes effective.

Trading Prior to the Distribution Date

Prior to the distribution date, DHC common stock will continue to trade on the Nasdaq Global Select Market in the regular way market. During this time, shares of either series of DHC common stock that trade on the regular way market will trade with an entitlement to receive shares of the same series of our common stock distributable in the spin-off. No ex-dividend market will be established until the distribution date. Therefore, if you own shares of either series of DHC common stock and sell those shares prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of DHC common stock you sell. On the first trading day following the distribution date, shares of Series A common stock and Series B common stock of New Discovery (as the successor to DHC) will begin trading regular way and without any entitlement to receive shares of our common stock. Shares of DHC Series A common stock and DHC Series B common stock trade under the symbols “DISC.A” and “DISC.B,” respectively.

As of the date hereof, there are no plans for our common stock to trade on a when-issued basis, but a when-issued trading market in our common stock may develop prior to the distribution date. Our Series A common stock is expected to be listed for trading on the Nasdaq Global Market. The when-issued trading market, if any, is a market for the shares of our common stock that will be distributed in the spin-off. If you own shares of either series of DHC common stock (and do not sell those shares of DHC common stock) before the distribution date, then you are entitled to a number of shares of the same series of our common stock based upon the number of shares of such series of DHC common stock you held at that time. You may trade this entitlement to receive shares of our common stock, without the shares of DHC common stock you own, on the when-issued trading market. We expect when-issued trades of our common stock to settle within two trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and regular way trading will begin. The listing for our common stock for when-issued trading, if any, is expected to be under trading symbols different from our regular way trading symbols. We will announce any when-issued trading symbol for our common stock if it becomes available. Following the distribution date, shares of our Series A common stock are expected to be listed under the trading symbol “ASCM.A” and shares of our Series B common stock are expected to trade on the OTC Bulletin Board under the symbol “ASCM.B”. If the spin-off does not occur, any when-issued trading will be null and void.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to DHC shareholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of DHC. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither our company nor DHC undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of March 31, 2008, and (ii) our adjusted capitalization assuming the spin-off was effective on March 31, 2008. The table should be read in conjunction with our historical combined financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

	March 31, 2008
	Historical	As Adjusted
	Amounts in thousands

Cash(1)	$218,625	222,577

Total liabilities(1)	$164,126	166,944

Equity(2):
Common Stock ($.01 par value)(3):
Series A; 45,000,000 shares authorized; 13,459,005 shares assumed issued on a pro forma basis	—	135
Series B; 5,000,000 shares authorized; 593,485 shares assumed issued on a pro forma basis	—	6
Series C; 45,000,000 shares authorized; no shares assumed issued on a pro forma basis	—	—
Additional paid-in capital(1)	—	1,438,538
Accumulated other comprehensive earnings	11,199	11,199
Accumulated deficit	(765,852)	(765,852)
Parent’s investment	1,437,545	—

Total equity	682,892	684,026

Total liabilities and equity	$847,018	850,970

Notes:

(1)	In accordance with the Reorganization Agreement, we will become financially responsible for obligations of DHC assumed by us pursuant to this agreement. These liabilities assumed by us will not include any liability of or related to Discovery or any of its subsidiaries. The obligations of DHC as of March 31, 2008, as well as DHC’s cash on the same date, have been included in the “As Adjusted” presentation.

(2)	Our board of directors has approved the adoption of a shareholder rights plan. For terms and provisions of this plan, as well as a description of the distribution of our common stock to DHC stockholders of record on the record date for the spin-off, please refer to the section in this document entitled “Description of Our Capital Stock.”

(3)	Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock and Series C common stock are not convertible.

SELECTED FINANCIAL DATA

The following tables present selected combined financial statement information of Ascent Media Group (“AMG”), which includes Ascent Media Group, LLC, Ascent Media CANS, LLC and cash and investment assets of DHC, collectively referred to as the “Spinco Entities” in the Reorganization Agreement filed as Exhibit 2.1 to the Form 10 registration statement of which this information statement is a part. The selected historical information relating to AMG’s combined financial condition and results of operations is presented for the three months ended March 31, 2008 and 2007 and for each of the years in the five-year period ended December 31, 2007. The financial data for the three years ended December 31, 2007 has been derived from AMG’s audited combined financial statements for the respective periods. Data for the other periods presented has been derived from unaudited information. The data should be read in conjunction with AMG’s combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

	March 31,	December 31,
	2008	2007	2006	2005	2004	2003
	Amounts in thousands

Summary Balance Sheet Data:
Current assets	$410,298	363,476	316,504	385,869	197,945	116,038
Goodwill	$127,293	127,293	292,259	351,100	353,028	330,479
Total assets	$847,018	830,986	952,919	996,626	816,506	716,030
Current liabilities	$143,045	122,508	114,201	84,782	108,422	62,702
Parent’s investment	$682,892	686,896	814,696	890,030	687,646	637,248

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	Amounts in thousands, except per share amounts

Summary Statement of Operations Data:
Net revenue	$173,843	151,853	631,425	608,153	612,774	548,075	428,037
Operating income (loss)(1)	$(1,797)	(1,117)	(160,236)	(104,906)	6,103	16,990	234
Net earnings (loss)(1)	$(4,515)	(978)	(132,331)	(83,008)	8,970	15,147	(73,935)
Unaudited pro forma basic and diluted earnings (loss) per common share — Series A and Series B(2)	$(0.32)	(0.07)	(9.42)	(5.91)	0.64	1.08	(5.26)

(1)	Includes impairment of goodwill of $165,347,000 and $93,402,000 for the years ended December 31, 2007 and 2006, respectively.

(2)	Unaudited pro forma basic and diluted net earnings (loss) per common share is based on 14,052,490 common shares for the three months ended March 31, 2008 and 2007 and 14,051,481 common shares for the years ended December 31, 2007, 2006 and 2005, which is the number of shares that would have been issued on March 31, 2008 and December 31, 2007, respectively, if the spin-off had been completed on such dates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying combined financial statements and the notes thereto included elsewhere herein.

Overview

We are a holding company with two wholly-owned operating subsidiaries, Ascent Media Group, LLC (“Ascent Media”) and Ascent Media CANS, LLC (dba AccentHealth) (“AccentHealth”).

Ascent Media

Ascent Media provides creative and network services to the media and entertainment industries in the United States, the United Kingdom (“UK”) and Singapore. Ascent Media’s clients include major motion picture studios, independent producers, broadcast networks, programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content. Ascent Media’s operations are organized into the following two groups: the creative services group and the network services group.

On November 5, 2007, the Writers Guild declared a strike affecting the script writing for television shows and films. The strike, which lasted until February 12, 2008, had a significant adverse effect on the revenue generated by Ascent Media’s creative services business for services provided on new entertainment projects utilizing scripted content and the production of new television commercials. The 2007-2008 television season was significantly affected by the strike. Networks and producers resumed production of some scripted television programming interrupted by the strike. However, some programming never resumed production this season.

The current contract between the Screen Actors Guild and the Alliance of Motion Picture and Television Producers for theatrical motion picture and television performances is scheduled to expire June 30, 2008, as is the contract governing primetime dramatic television programming for members of the American Federation of Television and Radio Artists.

In recent years, Ascent Media has been challenged by increasing competition and resulting downward rate pressure for certain of its networks services. Such factors have caused some margin compression and lower operating income. Ascent Media believes that while its networks margins in 2007 and 2008 are lower than in some previous years, they have stabilized for the time being, and Ascent Media is continuing to focus on leveraging its broad array of traditional media and file-based services to be a full service provider to new and existing customers within the feature film, television production and advertising industries. Its strategy focuses on providing a unified portfolio of business-to-business services intended to enable media companies to realize increasing benefits from digital distribution. With facilities in the U.S., the U.K. and Singapore, Ascent Media hopes to increase its services to multinational companies on a worldwide basis. The challenges that it faces include continued development of end to end file-based solutions, increased competition in both its creative and network services, differentiation of products and services to help maintain or increase operating margins and financing capital expenditures for equipment and other items to meet customers’ requirements for integrated and file-based workflows.

AccentHealth

AccentHealth, which we acquired on January 27, 2006, operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide. For financial reporting purposes, the results of operations of AccentHealth have been included in our combined results as part of our network services group since the date of acquisition. AccentHealth’s clients include various advertisers who purchase commercial airtime on AccentHealth’s network and certain ancillary marketing services provided by AccentHealth.

AMC Spin-Off

DHC has determined to spin off all of our capital stock to the holders of DHC Series A and Series B common stock (the “AMC Spin-Off”). The AMC Spin-Off will be effected as a distribution by DHC to holders of its Series A and Series B common stock of shares of our Series A and Series B common stock. The AMC Spin-Off will not involve the payment of any consideration by the holders of DHC common stock and is intended to qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. The AMC Spin-Off is expected to be accounted for at historical cost due to the pro rata nature of the distribution. The AMC Spin-Off is expected to occur in the third quarter of 2008, and will be made as a dividend to holders of record of DHC common stock as of the close of business on the record date for the AMC Spin-Off. The AMC Spin-Off was approved by the board of directors of DHC in connection with a proposed transaction between DHC and Advance/Newhouse, pursuant to which DHC and Advance/Newhouse will combine their respective indirect interests in Discovery Communications, LLC. It is a condition to the AMC Spin-Off that the agreement between DHC and Advance/Newhouse relating to that transaction shall be in effect and that all conditions precedent to that transaction (other than the AMC Spin-Off and certain conditions to be satisfied at the closing thereof) shall have been satisfied or, to the extent waivable, waived. Following the AMC Spin-Off, we will be a separate publicly traded company, and we and DHC will operate independently.

As a result of becoming a separate publicly traded company, we expect to incur costs and expenses greater than those we currently incur as a subsidiary of DHC. These increased costs and expenses will arise from various factors, including, but not limited to:

•	costs associated with complying with the federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002;

•	increased professional fees for annual and quarterly public reporting requirements, tax consulting and legal counseling;

•	fees paid to our board of directors; and

•	fees associated with public company requirements, such as listing our Series A common stock on the Nasdaq Global Market, filing and printing our reporting requirements, stockholder related expenses and investor relations related expenses.

We estimate that these costs and expenses, in the aggregate, could result in approximately $5 to $7 million of additional annual expense.

Adjusted OIBDA

We evaluate the performance of our operating segments based on financial measures such as revenue and adjusted OIBDA. We define adjusted OIBDA as revenue less cost of services and selling, general and administrative expense (excluding stock and other equity-based compensation and accretion expense on asset retirement obligations). We believe this is an important indicator of the operational strength and performance of our businesses, including each business’ ability to invest in ongoing capital expenditures and service any debt. In addition, this measure is used by management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation, accretion expense on asset retirement obligations, restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

Results of Operations

Our operations are organized into the following two groups: the creative services group and the network services group.

Ascent Media’s creative services group generates revenue primarily from fees for post production, special effects and editorial services for the television, feature film and advertising industries. Generally, these services pertain to the completion of feature films, television programs and television commercials. These projects normally span from a few days to three months or more in length, and fees for these projects typically range from $10,000 to $1,000,000 per project. Additionally, the creative services group provides owners of film libraries a broad range of restoration, preservation, archiving, professional mastering and duplication services. The scope of these creative services vary in duration from one day to several months depending on the nature of the service, and fees typically range from less than $1,000 to $100,000 per project. The creative services group includes Ascent Media’s digital media distribution center, which provides file-based services in areas such as digital imaging, digital vault, distribution services and interactive media to new and existing distribution platforms.

The network services group’s revenue consists of fees relating to facilities and services necessary to assemble and transport programming for cable and broadcast networks across the world via fiber, satellite and the Internet. The group also includes the Ascent Media Systems & Technology Services division (“S&TS”), which derives revenue from systems integration and field support services, technology consulting services, design and implementation of advanced video systems and engineering project management, and a facility that provides technical help desk and field service. This operating segment also includes the operations of AccentHealth, which operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide. Approximately 44% of the network services group’s revenue relates to AccentHealth, broadcast services, satellite operations and fiber services that are earned monthly under long-term contracts ranging generally from one to seven years. Additionally, approximately 56% of revenue relates to systems integration and engineering services that are provided on a project basis over terms generally ranging from three to twelve months.

Three months ended March 31, 2008 and 2007

	Three Months Ended March 31,
	2008	2007
	Amounts in thousands

Segment Revenue
Creative Services group	$76,320	88,683
Network Services group	$97,523	63,170
Segment Adjusted OIBDA
Creative Services group	$3,763	12,302
Network Services group	$17,170	8,288

Revenue.  Our combined revenue increased from $151,853,000 to $173,843,000, or 14.5%, for the three months ended March 31, 2008, as compared to the corresponding prior year period. The creative services group revenue decreased $12,363,000 or 13.9% for the three months ended March 31, 2008, as compared to the corresponding prior year period, while the network services group revenue increased $34,353,000 or 54.4% for such period. The decrease in creative services revenue was due to (i) a decrease of $8,325,000 in television post production services in the U.S. driven primarily by the Writers Guild strike, (ii) a decrease of $1,621,000 in commercial revenue driven by strong worldwide demand in the prior year period, (iii) lower feature revenue of $1,028,000 driven by a decreased number of titles for post production services and (iv) a decrease of $857,000 in U.K. television revenue driven by declines in the broadcast work.

The 2008 increase in network services group revenue was due to (i) an increase of $29,180,000 in system integration services revenue due to the timing of and increase in the number of large projects, (ii) an increase of $3,071,000 in content distribution revenue in the U.S. and U.K. and (iii) an increase of $2,382,000 for AccentHealth due to the continued growth in the digital network. For the three months ended March 31, 2008, the network services group earned revenue of $9,111,000 from Discovery, which represented an increase of $4,151,000 as compared to the corresponding prior year period.

Cost of Services.  Cost of services increased $20,865,000 or 19.9% for the three months ended March 31, 2008, as compared to the corresponding prior year period. A significant portion of the increase was attributable to network services resulting from higher volumes of system integration services, which have a higher percentage of equipment costs. The increase was partially offset by lower cost of services in creative services driven by decreases in television production services impacted by the Writers Guild strike. As a percent of revenue, cost of services was 72.3% and 69.0% for the three months ended March 31, 2008 and 2007, respectively. The percentage increase is a result of revenue mix primarily driven by the higher production material costs for system integration projects, which have lower margins. Additionally, creative services labor costs decreased to a lesser degree than revenue during the period of the Writers Guild strike, with certain fixed costs remaining regardless of the decline in revenue.

Selling, General and Administrative.  Our selling, general and administrative expenses (“SG&A”) are comprised of the following:

	Three Months Ended
	March 31,
	2008	2007
	Amounts in thousands

Ascent Media and AccentHealth SG&A	$33,221	32,074
Stock-based compensation	(276)	829
Loss (gain) on asset disposition	(78)	1

Total SG&A	$32,867	32,904

Ascent Media’s and AccentHealth’s combined SG&A increased $1,147,000 or 3.6% for the three months ended March 31, 2008 as compared to the corresponding prior year period. The increase was mainly driven by higher facility costs and consulting fees. As a percent of revenue, Ascent Media’s and AccentHealth’s combined SG&A was 19.1% and 21.1% for the three months ended March 31, 2008 and 2007, respectively.

Adjusted OIBDA.  Creative services group adjusted OIBDA as a percentage of revenue was 4.9% and 13.9% for the three months ended March 31, 2008 and 2007, respectively. Network services group adjusted OIBDA as a percentage of revenue was 17.6% and 13.1% for the three months ended March 31, 2008 and 2007, respectively. The services provided by the creative services group are very labor intensive, with labor costs representing over 60% of revenue. The creative services group’s other primary cost components are facility costs, production equipment, materials cost and general and administrative expenses. Creative services group adjusted OIBDA as a percentage of revenue was lower for 2008 compared to 2007 mainly due to the impact of the Writers Guild strike, as certain fixed costs remained regardless of the decline in revenue. The primary cost components for the network services group are labor and materials, which each individually comprise over 30% of the networks revenue but in the aggregate are still less than the labor costs alone for the creative services group, as a percent of revenue. The other primary cost components for the network services group are facility costs, production equipment and general and administrative expenses. Because of the higher labor and facility costs for the creative services group, as well as slightly higher general administrative expenses, the adjusted OIBDA margin for the creative services group is lower than such margin for the network services group for the three months ended March 31, 2008. For the three months ended March 31, 2007, the margins for the creative services group and network services group are similar due to the timing of material costs incurred for network services. See footnote 9 in the accompanying condensed combined financial statements for the three months ended March 31, 2008 for a reconciliation of combined segment adjusted OIBDA to earnings (loss) before income taxes.

Restructuring Charges.  During the three months ended March 31, 2008, Ascent Media recorded restructuring charges of $1,107,000 related to severance and facility costs in conjunction with closing its operations in Mexico. No such charges were recorded in 2007.

Depreciation and Amortization.  The increase in depreciation and amortization expense for the three months ended March 31, 2008 is due to depreciation on new assets placed in service partially offset by assets becoming fully depreciated.

Stock-Based Compensation.  Stock-based compensation was a benefit of $276,000 and an expense of $829,000 for the three months ended March 31, 2008 and 2007, respectively, and is included in SG&A in our combined statements of operations. Effective August 3, 2006, Ascent Media adopted its 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides the terms and conditions for the grant of, and payment with respect to, Phantom Appreciation Rights (“PARs”) granted to certain officers and other key personnel of Ascent Media. The value of the PARs is based on a formula set forth in the 2006 Plan and is tied to cumulative free cash flow and a calculation based on certain operating and financial results of Ascent Media. We record compensation based on the vesting and value of the PARs. Ascent Media recorded 2006 Plan benefit of $276,000 and expense of $841,000 for the three months ended March 31, 2008 and 2007, respectively.

Income Taxes.  In 2008, we had a pre-tax loss of $264,000, but incurred $4,251,000 of income tax expense mainly due to state and foreign tax expense as well as an agreement reached with the IRS, which resulted in a reduction of certain net operating losses which had been previously utilized. During the first quarter of 2008, Liberty Media reached an agreement with the IRS with respect to certain tax items that related to periods prior to DHC’s spin off from Liberty Media in July 2005. The IRS agreement resulted in a reduction of $5,370,000 and $30,808,000 to the amount of federal and California net operating losses (“NOLs”), respectively, that Liberty Media allocated to us at the time of the 2005 spin off. The reduction in our federal NOLs resulted in tax expense of $1,880,000 (35% of $5,370,000). We had no expectation that we would be able to utilize the California NOLs, and had thus recorded a valuation allowance with respect to such NOLs. Therefore, the reduction in California NOLs was offset by a reduction in the corresponding valuation allowance and resulted in no net tax expense.

In 2007, we had pre-tax income of $1,120,000, but incurred income tax expense of $2,098,000 due to a significant amount of foreign income tax expense.

Net Loss.  Our net loss increased from $978,000 for the three months ended March 31, 2007 to $4,515,000 for the three months ended March 31, 2008. Such increase is due to the aforementioned changes in revenue, expenses and other income.

Years ended December 31, 2007, 2006 and 2005

Our combined results of operations for the year ended December 31, 2006 include eleven months of results for AccentHealth.

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Segment Revenue
Creative Services group	$344,715	337,942	340,062
Network Services group	$286,710	270,211	272,712
Segment Adjusted OIBDA
Creative Services group	$44,861	44,511	61,229
Network Services group	$49,256	47,005	52,797

Revenue.  Our combined revenue increased from $608,153,000 to $631,425,000, or 3.8%, and decreased from $612,774,000 to $608,153,000, or 0.8%, for the years ended December 31, 2007 and 2006, respectively, as compared to the corresponding prior year. In 2007, creative services group revenue increased $6,773,000 due to (i) an increase of $4,137,000 in commercial revenue driven primarily by strong worldwide demand in the first quarter, (ii) an increase of $3,042,000 in media services driven by growth in file-based digital vaulting and digital distribution services, offset by lower traditional lab and DVD services, (iii) an increase of $1,553,000 in feature revenue driven by increased titles for post production services and (iv) favorable changes in foreign currency exchange rates of $6,284,000. These increases were partially offset by an $8,365,000 decrease in television post production services in the U.S. and U.K. In addition, creative services revenue was negatively impacted by the Writers Guild of America strike, which primarily impacted television production in the fourth quarter of 2007.

Network services group’s 2007 revenue increased $16,499,000 due to (i) an increase of $16,377,000 in system integration services revenue due to an increase in the number of projects, (ii) an increase of $5,175,000 in content distribution revenue in the U.S. and Singapore, (iii) an increase of $5,492,000 in AccentHealth revenue mainly due to growth in advertising rates and (vi) favorable changes in foreign currency exchange rates of $4,519,000. These increases in revenue for the network services group were partially offset by (i) a decrease of $10,500,000 primarily due to the expiration of certain distribution contracts in the U.K. which were not renewed and (ii) a decrease of $4,352,000 due to a one-time project in 2006. For the year ended December 31, 2007, the network services group earned revenue of $41,216,000 from Discovery, which represented an increase of $7,996,000 as compared to the corresponding prior year period.

In 2006, creative services group revenue decreased $2,120,000 as a result of (i) an $8,400,000 decline in media services due to lower traditional media and DVD services from major studios partially offset by continued growth in new digital services and (ii) lower television revenue of $3,354,000 driven by declines in U.K. broadcast work. These creative services revenue decreases were partially offset by a $6,535,000 increase in commercial services, driven primarily by strong U.S. demand, and higher feature revenue of $3,814,000, driven by an increased number of titles for post production services. Network services group’s 2006 revenue decreased $2,501,000 as a result of (i) a decline in systems integration and services revenue of $11,060,000, reflecting significant one-time projects in 2005 and (ii) lower revenue in the U.K. of $15,080,000, primarily as a result of termination of content distribution contracts. These network services revenue decreases were partially offset by the acquisition of AccentHealth in 2006, which generated $20,873,000 of revenue, and by increased content distribution activity in the U.S. and Singapore.

Cost of Services.  Our cost of services increased $26,748,000 or 6.6% and $7,835,000 or 2.0% for the years ended December 31, 2007 and 2006, respectively, as compared to the corresponding prior year. A significant portion of the 2007 increase related to network services resulting from higher volumes of system integration services, which have a higher percentage of equipment and labor costs. Creative services was slightly higher driven by revenue increases in commercial, features and new digital services. Additionally, changes in foreign currency exchange rates resulted in an increase of $7,220,000. In 2006, the increase in cost of services is driven by the AccentHealth acquisition, which contributed costs of $6,439,000, and by changes in foreign currency exchange rates of $1,367,000.

As a percent of revenue, cost of services was 68.3%, 66.5% and 64.8% for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in cost of services as a percent of revenue is driven by the higher system integration services revenue, which has lower margins. Additionally, in each year, labor costs have increased as the revenue mix moves toward more labor intensive feature services and as projects have become increasingly more integrated, with complex work flows requiring higher levels of production labor and project management.

Selling, General and Administrative.  Our selling, general and administrative expenses (“SG&A”) are comprised of the following:

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Ascent Media and AccentHealth SG&A	$128,505	139,310	135,217
Stock-based compensation	262	934	3,517
Accretion expense on asset retirement obligations	296	673	—

Total SG&A	$129,063	140,917	138,734

Ascent Media’s and AccentHealth’s combined SG&A decreased $10,805,000 or 7.8% and increased $4,093,000 or 3.0% for the years ended December 31, 2007 and 2006, respectively, as compared to the corresponding prior years. For 2007, the decline is driven by lower personnel costs, resulting from Ascent Media’s restructuring in the third and fourth quarters of 2006, and lower professional fees. For 2006, the acquisition of AccentHealth added $6,565,000 of SG&A expense, slightly offset by lower personnel costs and professional fees. As a percent of revenue, Ascent Media’s and AccentHealth’s combined SG&A was 20.4%, 22.9% and 22.1% for the years ended December 31, 2007, 2006 and 2005, respectively.

Adjusted OIBDA.  Creative services group adjusted OIBDA as a percentage of revenue was 13.0%, 13.2% and 18.0% for the years ended December 31, 2007, 2006 and 2005, respectively. Network services group adjusted OIBDA as a percentage of revenue was 17.2%, 17.4% and 19.4% for the years ended December 31, 2007, 2006 and 2005, respectively. The services provided by the creative services group are very labor intensive, with labor costs representing over 60% of revenue. The creative services group’s other primary cost components are facility costs, production equipment, materials cost and general and administrative expenses. The primary cost components for the network services group are labor and materials, which each individually comprise over 30% of the networks revenue but in the aggregate are still less than the labor costs alone for the creative services group, as a percent of revenue. The other primary cost components for the network services group are facility costs, production equipment and general and administrative expenses. Because of the higher labor and facility costs for the creative services group, as well as slightly higher general administrative expenses, the adjusted OIBDA margin for the creative services group is lower than such margin for the network services group. For both the creative services group and network services group, the decrease in adjusted OIBDA as a percentage of revenue from 2005 to 2006 is mainly attributable to higher personnel and equipment rental costs incurred with the transition to new digital and High Definition technology. See footnote 15 in the accompanying combined financial statements for the year ended December 31, 2007 for a reconciliation of combined segment adjusted OIBDA to earnings (loss) before income taxes.

Restructuring Charges.  During 2007, Ascent Media recorded restructuring charges of $761,000 related to severance in conjunction with ongoing restructuring efforts primarily within the U.K. creative services business. During 2006, Ascent Media recorded restructuring charges of $10,832,000 primarily related to severance from the realignment of its operating divisions. These restructuring activities were primarily in the Corporate and other group in the United States and United Kingdom. During 2005, Ascent Media recorded a restructuring charge of $3,695,000 related to the consolidation of certain operating facilities resulting in excess leased space, consolidation expenses and severance from reductions in headcount.

Depreciation and Amortization.  Depreciation and amortization expense increased less than 1% and decreased 9.5% for the years ended December 31, 2007 and 2006, respectively, as compared to the corresponding prior year. The 2007 increase is due to depreciation on new assets placed in service in 2007 partially offset by assets becoming fully depreciated. The 2006 decrease in depreciation and amortization expense is due to assets becoming fully depreciated in 2006 partially offset by capital expenditures and the AccentHealth acquisition.

Stock-based Compensation.  Stock-based compensation was $262,000, $934,000 and $3,517,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and is included in SG&A in our combined statements of operations. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”). Statement 123R requires that we amortize the grant date fair value of our stock option and SAR Awards that qualify as equity awards as stock compensation expense over the vesting period of such Awards. Statement 123R also requires that we record our liability awards at fair value each reporting period and that the change in fair value be reflected as stock compensation expense in our combined statement of operations. Prior to adoption of Statement 123R, the amount of expense associated with stock-based compensation was generally based on the vesting of the related stock options and stock appreciation rights and the market price of the underlying common stock. The expense reflected in our combined financial statements was based on the market price of the underlying common stock as of the date of the financial statements.

In 2001, Ascent Media granted to certain of its officers and employees stock options (the “Ascent Media Options”) with exercise prices that were less than the market price of Ascent Media common stock on the date of grant. The Ascent Media Options became exercisable for Liberty Media shares in connection with Liberty Media’s acquisition in 2003 of the Ascent Media shares that it did not already own. Prior to January 1, 2006, we amortized the “in-the-money” value of these options over the 5-year vesting period. Certain Ascent Media employees also hold options and stock appreciation rights granted by companies acquired by Ascent Media in the past several years and exchanged for Liberty Media options and stock appreciation rights (“SARs”). Prior to January 1, 2006, we recorded compensation expense for the SARs based on the underlying stock price and vesting of such awards. All Liberty Media-based stock options and SARs were fully vested as of December 31, 2006 and 2005, respectively.

Effective August 3, 2006, Ascent Media adopted its 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides the terms and conditions for the grant of, and payment with respect to, Phantom Appreciation Rights (“PARs”) granted to certain officers and other key personnel of Ascent Media. The value of the PARs is based on a formula set forth in the 2006 Plan and is tied to cumulative free cash flow and a calculation based on certain operating and financial results of Ascent Media. We record compensation based on the vesting and value of the PARs. Ascent Media recorded 2006 Plan expense of $276,000 for the year ended December 31, 2007, with no expense recorded in 2006.

Impairment of Goodwill.  In connection with our 2007 annual evaluation of the recoverability of our goodwill, we estimated the value of our reporting units using a discounted cash flow analysis. The result of this valuation indicated that the fair value of the network services reporting unit was less than its carrying value. The network services reporting unit fair value was then used to calculate an implied value of the goodwill related to this reporting unit. The $165,347,000 excess of the carrying amount of the network services goodwill over its implied value was recorded as an impairment charge in the fourth quarter of 2007. The impairment charge is the result of lower future expectations for network services operating cash flow due to a continued decline in operating cash flow margins as a percent of revenue, resulting from competitive conditions in the entertainment and media services industries and increasingly complex customer requirements that are expected to continue for the foreseeable future.

In 2006, as a result of restructuring activities and the declining financial performance of the former media management services group, including ongoing operating losses driven by technology and customer requirement changes in the industry, the former media management services group was tested for goodwill impairment in the third quarter, prior to Ascent Media’s annual goodwill valuation assessment. Ascent Media estimated the fair value of that reporting unit principally by using trading multiples of revenue and operating cash flows of similar companies in the industry. This test resulted in a goodwill impairment loss for the former media management services group of $93,402,000, which represents the excess of the carrying value over the implied fair value of such goodwill.

Income Taxes.  Our effective tax rate was 12.2%, 12.7% and 8.7% for the years ended December 31, 2007, 2006 and 2005, respectively. For 2007 and 2006, our income tax rates were lower than the federal income tax rate of 35% primarily from goodwill impairment charges of $165,347,000 and $93,402,000, respectively, for which we did not receive full tax benefits. In 2006, the impact of not receiving a tax benefit on the impairment charge was partially offset by a $7,663,000 tax benefit resulting from a change in the valuation allowance. In 2005, our income tax rate was lower than the federal income tax rate of 35% also due to the tax benefit impact of a change in the valuation allowance.

Net Earnings (Loss).  We recorded net earnings (loss) of ($132,331,000), ($83,008,000) and $8,970,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The changes between these years are the result of the aforementioned changes in revenue and expenses.

Liquidity and Capital Resources

Our primary sources of funds are cash on hand and cash flows from operating activities. During the three months ended March 31, 2008 and 2007, our cash from operating activities was $1,845,000 and $5,504,000, respectively. During the years ended December 31, 2007, 2006 and 2005, our cash from operating activities was $60,859,000, $79,217,000 and $88,162,000, respectively. The primary drivers of our cash flow from operating activities are Adjusted OIBDA and changes in working capital. Fluctuations in our Adjusted OIBDA are discussed in “Results of Operations” above. Changes in working capital are generally due to the timing of purchases and payments for equipment and the timing of billings and collections for revenue.

During the three months ended March 31, 2008 and 2007, we used cash of $8,400,000 and $13,281,000, respectively, to fund our capital expenditures. During the years ended December 31, 2007, 2006 and 2005, we used cash of $45,095,000, $75,264,000 and $87,821,000, respectively, to fund our capital expenditures. These expenditures relate to the purchase of new equipment, the upgrade of facilities and the buildout of Ascent Media’s existing facilities to meet specific customer contracts, which are capitalized as additions and remain the property of Ascent Media, not the specific customer. During the year ended December 31, 2006, we used cash of $51,837,000 to purchase marketable securities. During the three months ended March 31, 2008 and the year ended December 31, 2007, we then sold those marketable securities for cash of $23,545,000 and $28,292,000, respectively. At March 31, 2008, we have approximately $218.6 million of cash on hand, and for the foreseeable future, we expect to have sufficient available cash balances and net cash from operating activities to meet our working capital needs and capital expenditure requirements. We intend to seek external equity or debt financing in the event any new investment opportunities, additional capital expenditures or our operations require additional funds, but there can be no assurance that we will be able to obtain equity or debt financing on terms that are acceptable to us.

In 2008, Ascent Media and AccentHealth expect to spend approximately $50,000,000 for capital expenditures, which we expect will be funded with their cash from operations and cash on hand.

Our ability to seek additional sources of funding depends on our future financial position and results of operations, which, to a certain extent, are subject to general conditions in or affecting our industry and our customers and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

Off-Balance Sheet Arrangements and Contractual Obligations

Information concerning the amount and timing of required payments under our contractual obligations at December 31, 2007 is summarized below:

	Payments Due by Period
	Less than			After 5
	1 Year	1-3 Years	3-5 Years	Years	Total
	Amounts in thousands

Operating leases	$26,549	50,350	35,348	56,006	168,253
Capital lease	1,080	2,160	2,160	1,080	6,480
Other	6,100	—	—	—	6,100

Total contractual obligations	$33,729	52,510	37,508	57,086	180,833

We have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (R), “Business Combinations” (“SFAS No. 141 (R)”). The statement will significantly change the accounting for business combinations, and under this statement, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141 (R) will change the accounting treatment for certain specific items, including acquisition costs, noncontrolling interests, acquired contingent liabilities, in-process research and development, restructuring costs and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date. The adoption of the requirements of SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Early adoption is prohibited.

Critical Accounting Estimates

Valuation of Long-lived Assets and Amortizable Other Intangible Assets.  We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We regularly consider the likelihood of impairment and recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

Valuation of Goodwill and Non-amortizable Other Intangible Assets.  We assess the impairment of goodwill annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include significant underperformance to historical or projected future operating results, substantial changes in our strategy or the manner of use of our assets, and significant negative industry or economic trends. Fair value of each reporting unit is determined through a combination of discounted cash flow models and comparisons to similar businesses in the industry.

Valuation of Trade Receivables.  We must make estimates of the collectibility of our trade receivables. Our management analyzes the collectibility based on historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. We record an allowance for doubtful accounts based upon specifically identified receivables that we believe are uncollectible. In addition, we also record an amount based upon a percentage of each aged category of our trade receivables. These percentages are estimated based upon our historical experience of bad debts. Our trade receivables balance was $142,577,000, net of allowance for doubtful accounts of $8,457,000, as of December 31, 2007.

Valuation of Deferred Tax Assets.  In accordance with SFAS No. 109, “Accounting for Income Taxes”, we review the nature of each component of our deferred income taxes for reasonableness. After consideration of all available evidence, we have determined that it is more likely than not that we will not realize the tax benefits associated with certain cumulative net operating loss carry forwards and impairment reserves, and as such, we have established a valuation allowance of $17,470,000 and $14,034,000 as of December 31, 2007 and 2006, respectively.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk

We continually monitor our economic exposure to changes in foreign exchange rates and may enter into foreign exchange agreements where and when appropriate. Substantially all of our foreign transactions are denominated in foreign currencies, including the liabilities of our foreign subsidiaries. Although our foreign transactions are not generally subject to significant foreign exchange transaction gains or losses, the financial statements of our foreign subsidiaries are translated into United States dollars as part of our combined financial reporting. As a result, fluctuations in exchange rates affect our financial position and results of operations.

DESCRIPTION OF OUR BUSINESS

OVERVIEW

We are a holding company. Through our wholly-owned subsidiary Ascent Media, we are primarily engaged in the business of providing creative and network services to the media and entertainment industries in the United States, the United Kingdom and Singapore. Our wholly-owned subsidiary AccentHealth operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide.

We are currently a wholly-owned subsidiary of DHC. DHC is a holding company, which holds, in addition to our business, a 66 2/3% ownership interest in Discovery and 100% of Ascent Sound, a leading provider of sound, music, mixing, sound effects and other audio post-production services in the United States. DHC is separating its interests in our company from its other businesses by means of a spin-off of our company. Following the spin-off, we will be an independent, publicly traded company, and DHC will not retain any ownership interest in us.

ASCENT MEDIA

Ascent Media provides a wide variety of creative and network services to the media and entertainment industries in the United States, the United Kingdom and Singapore. Ascent Media provides solutions for the creation, management and distribution of content to major motion picture studios, independent producers, broadcast networks, programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content. Services are marketed to target industry segments through Ascent Media’s internal sales force and may be sold on a bundled or individual basis.

Ascent Media was originally formed as a Delaware corporation in 1952. The assets and operations of Ascent Media are composed primarily of the assets and operations of various businesses acquired from 2000 through 2004, including The Todd-AO Corporation, Four Media Company, Video Services Corporation, Group W Network Services, London Playout Centre and the systems integration business of Sony Electronics. The combination and integration of these and other acquired entities allows Ascent Media to offer integrated outsourcing solutions for the technical and creative requirements of its clients, from content creation and other post-production services to media management and transmission of the final product to broadcast television stations, cable system head-ends and other destinations and distribution points.

In 2000, a subsidiary of Liberty Media Corporation (including its predecessors, “Liberty Media”) acquired a controlling equity interest in Ascent Media (which was then named The Todd-AO Corporation), and subsequently made additional debt and equity investments in Ascent Media, including both cash infusions and contributions in-kind. In 2003, Liberty Media acquired all the outstanding shares of Ascent Media not already owned by Liberty Media and its subsidiaries, through the merger of a wholly owned subsidiary of Liberty Media with and into Ascent Media. In December 2003, Ascent Media acquired a systems integration business from Sony Electronics, and in March 2004, Ascent Media acquired London Playout Centre, a leading provider of channel origination and transmission services in Europe, from Fremantle Media. In July 2005, Liberty Media contributed the equity of Ascent Media to DHC and distributed 100% of the outstanding shares of DHC to the stockholders of Liberty Media in a spin-off.

In conjunction with the internal restructuring to be undertaken in conjunction with the spin-off, Ascent Media will transfer Ascent Sound to DHC.

Ascent Media’s operations are organized into two main categories: creative services and network services.

Creative Services

Ascent Media’s creative services group provides various technical and creative services necessary to complete principal photography into final products, such as feature films, movie trailers and TV spots, documentaries, independent films, scripted and reality television, TV movies and mini-series, television commercials, internet and new media advertising, music videos, interactive games and new digital media, promotional and identity campaigns and corporate communications. These services are referred to generally in the entertainment industry as “post-

production” services. In addition, the creative services group provides a full complement of facilities and services necessary to optimize, archive, manage, and reformat and repurpose completed media assets for global distribution via freight, satellite, fiber and the Internet.

Ascent Media markets its creative services under various brand names that are generally well known in the entertainment industry, including Blink Digital, Cinetech, Company 3, Digital Symphony, Encore Hollywood, FilmCore, Level 3 Post, Method, One Post, RIOT, Rushes, Soho Images, St. Anne’s Post and VisionText.

The creative services client base comprises major motion picture studios and their international divisions, independent television production companies, broadcast networks, cable programming networks, advertising agencies, creative editorial companies, corporate media producers, independent owners of television and film libraries and emerging new media distribution channels. The principal facilities of the creative services group are in Los Angeles, the New York metropolitan area and London, with additional facilities in Atlanta and San Francisco.

Key services provided by Ascent Media’s creative services group include the following:

Dailies.  Clients that are in production require daily screening of their previous day’s footage captured on film, video or data in order to evaluate technical and aesthetic qualities of the production and to facilitate the creative editorial process. Ascent Media provides the services necessary for clients to view principal photography on a daily basis (known as “dailies” in the United States and “rushes” in Europe), including film processing and digital transfer, which is the transfer of film negatives to video or digital data. Dailies may be delivered to customers in a variety of videotape or file based formats. The Company also provides dailies viewing environments at client locations and in editorial cutting rooms for their clients’ productions.

Digital intermediates.  Ascent Media’s digital intermediate service provides customers with the ability to convert film to a high resolution digital master file for color correction, creative editorial and electronic assembly of masters in other formats. The digital intermediate process provides filmmakers and commercial producers with greater creative control through enhanced visual manipulation options and the ability to see their creative decisions applied in real time.

Color correction.  The color correction process allows for the development of a creative look and feel for media content, which can then be applied to different source elements that are assembled in sequence to allow for consistency of visual presentation, notwithstanding variations in the original source material and the differing color spectrums of film and other media. Ascent Media employs highly-skilled creative talent who utilize creative colorizing techniques, equipment and processes to enable its clients to achieve desired results for creative content including television commercials, music videos, feature films and television shows.

Creative editorial.  After principal photography of advertising content has been completed, Ascent Media’s editors assemble various elements into a cohesive story consistent with the messaging, branding and creative direction of Ascent Media’s advertising clients. Ascent Media provides the tools and talent required through all stages of the “finishing” process necessary for creation, and primary and secondary distributions, of completed advertising content. Ascent Media also provides the rental of editorial equipment for use in the creation of feature film and episodic television content.

Visual effects.  Visual effects can be used to create images that cannot be created physically through a more cost-effective means, to digitally remove elements captured in principal photography, and to enhance or supplement original visual images by integrating computer generated images with images captured during principal photography. Ascent Media provides its visual effects services with teams of artists utilizing an array of graphics and animation workstations and using a variety of software to accomplish unique effects.

Assembly, formatting and master creation and duplication.  Ascent Media implements clients’ creative decisions, including decisions regarding the integration of sound and visual effects, to assemble source material into its final form. In addition, Ascent Media uses sophisticated computer graphics equipment to generate titles and character imagery and to format certain entertainment media content to meet specific production and distribution requirements, including time compression and commercial breaks. Finally, Ascent Media creates and delivers multiple master copies of the applicable final product for distribution, broadcast, archival and other purposes designated by the customer.

Digital media management services.  Ascent Media’s Digital Media Data Center provides services that enable content owners to digitize content once, then store, manage, re-purpose and distribute such content globally in multiple formats and languages to numerous providers. These file-based services can help Ascent Media’s clients exploit existing and emerging global revenue streams, including broadband, mobile and other digital outlets and devices, reducing time-to-market while providing increased security, flexibility and database functionality. Such services can be implemented as a fully outsourced platform or individual managed services. As used in the media services industry, the term “element” refers to a unit of created content of any length, such as a feature film, television episode, commercial spot, movie trailer, promotional clip or other unique product, such as a foreign language version or alternate format of any of the foregoing.

Advertising distribution.  Once a television commercial has been completed, Ascent Media provides support services required to manufacture and deliver commercials to specific television broadcasters or radio stations, including format conversion, video and audio duplication, distribution, and storage and asset management, for advertising agencies, corporate advertisers and other content owners. Ascent Media uses satellite, fiber-optic and Integrated Services Digital Network, or ISDN, Internet access, terrestrial broadband, and conventional air freight for the delivery of television and radio spots to broadcasters and radio stations. Ascent Media’s commercial television distribution facilities in Los Angeles and San Francisco, California enable Ascent Media to service any regional or national client.

Restoration, preservation and asset protection of existing and damaged content.  Ascent Media provides film restoration, preservation and asset protection services. Ascent Media’s technicians use photochemical and digital processes to clean, repair and rebuild a film’s elements in order to return the content to its original and sometimes to an improved image quality. Ascent Media also protects film element content from future degradation by transferring the film’s image to newer archival film stocks or digital files. Ascent Media also provides asset protection services for its clients’ color library titles, which is a preservation process whereby B/W, silver image, polyester, positive and color separation masters are created, sufficiently protecting the images of new and older films.

Transferring film to video or digital media masters.  A considerable amount of film content is ultimately distributed to the home video, broadcast, cable or pay-per-view television markets. This requires film images to be transferred to a video or digital file format. Each frame must be color corrected and adapted to the desired aspect ratio to meet the required distribution specifications and ensure the highest level of conformity to the original film version. Because certain film formats require transfers with special characteristics, it is not unusual for a motion picture to be mastered in many different versions. Technological developments, such as the domestic introduction of television sets with a 16 X 9 aspect ratio and the implementation of advanced and high definition digital television systems for terrestrial and satellite broadcasting, have contributed to the growth of Ascent Media’s film transfer business. Ascent Media also digitally removes dirt and scratches from a damaged film master that is transferred to a digital file format.

Professional duplication and standards conversion.  Ascent Media provides professional duplication, which is the process of creating broadcast quality and resolution independent sub-masters for distribution to professional end users. Ascent Media uses master elements to make sub-masters in numerous domestic and international broadcast standards as well as up to 22 different tape formats. Ascent Media also provides standards conversion, which is the process of changing the frame rate of a video signal from one video standard, such as the United States standard (NTSC), to another, such as a European standard (PAL or SECAM). Content is regularly copied, converted and checked by quality control for use in intermediate processes, such as editing, on-air backup and screening and for final delivery to cable and pay-per-view programmers, broadcast networks, television stations, airlines, home video duplicators and foreign distributors. Ascent Media’s duplication and standards conversion facilities are technically advanced with unique characteristics that significantly increase equipment capacity while reducing error rates and labor cost.

DVD compression and authoring and menu design.  Ascent Media provides all stages of DVD production, including creative menu design, special feature production, interactive features, compression, authoring, multi channel audio mixing, and quality control. Ascent Media supports DVD production in traditional DVD formats as well as Blu Ray and HD DVD formats. Ascent Media also prepares and optimizes content for evolving formats of digital distribution, such as video-on-demand and interactive television.

Storage of elements and working masters.  Ascent Media’s physical archives are designed to store working master videotapes and film elements in a highly controlled environment protected from temperature and humidity variation, seismic disturbance, fire, theft and other external events. In addition to the physical security of the archive, content owners require frequent and regular access to their libraries. Physical elements stored in Ascent Media’s archive are uniquely bar-coded and maintained in a library management database offering rapid access to elements, concise reporting of element status and element tracking throughout its travel through Ascent Media’s operations. Ascent Media also provides file-based digital archive services, as discussed under the heading Digital media management services above.

Syndicated television distribution.  Ascent Media’s syndication services provide AMOL-encoding and closed-captioned sub-mastering, commercial integration, library distribution, station list management and v-chip encoding. Ascent Media distributes syndicated television content by freight, satellite, fiber or the Internet, in formats ranging from low-resolution proxy streams to full-bandwidth high-definition television and streaming media.

Network Services

Ascent Media’s network services group provides the facilities, technical infrastructure, and operating staff necessary to assemble programming content for cable and broadcast networks, and provides services for distributing media signals via satellite and terrestrial networks. Ascent Media’s network services group operates from facilities located in California, Connecticut, Florida, Minnesota, New York, New Jersey, Virginia and the United Kingdom and Singapore.

Key services provided by Ascent Media’s network services group include the following:

Network origination and master control.  The network services group provides outsourced network origination services to cable, satellite and pay-per-view programming networks. This suite of services involves the digitization and management of client-provided media assets (programs, advertisements, promotions and secondary events) and their aggregation into a continuous playout stream in accordance with the programming schedule. Currently, over two hundred programming feeds — running 24 hours a day, seven days a week — are supported by Ascent Media’s facilities in the United States, London and Singapore. Network origination services are provided from large-scale technical platforms with integrated asset management, hierarchical storage management (a data storage technique which automatically moves data between high-cost and low-cost storage media), and broadcast automation capabilities. These platforms, which are designed, built, owned and operated by Ascent Media, require Ascent Media to incorporate and integrate hardware and software from multiple third-party suppliers into a coordinated service solution. Associated services include cut-to-clock and compliance editing, tape library management, ingest & quality control, format conversion, and tape duplication. For multi-language television services, Ascent Media facilitates the collection, aggregation, and playout of languaging materials, including subtitles and foreign language dubs. On-air graphics and other secondary events are also integrated with the content by Ascent Media. In conjunction with network origination services, Ascent Media operates television production studios and provides complete post-production services for on-air promotions for some clients.

Transport and connectivity.  Ascent Media operates satellite earth station facilities in Singapore, California, New York, New Jersey, Minnesota and Connecticut. Ascent Media’s facilities are staffed 24 hours a day and may be used for uplink, downlink and turnaround services. Ascent Media accesses various “satellite neighborhoods,” including basic and premium cable, broadcast syndication, direct-to-home and DBS markets. Ascent Media resells transponder capacity for occasional and full-time use and operates a global fiber network with both real-time and file-transport capabilities. Ascent Media’s “teleports” are high-bandwidth communications gateways with video switches and facilities for satellite, optical fiber and microwave transmission. Ascent Media’s facilities offer satellite antennae capable of transmitting and receiving feeds in both C-Band and Ku-Band frequencies. Ascent Media operates a global fiber network to carry real-time video and data services between its various locations in the US, London, and Singapore. This network is used to provide full-

time program feeds and ad hoc services to clients and to transport files and real-time signals between Ascent Media locations. Ascent Media also operates industry-standard encryption and/or compression systems as needed for customer satellite transmission. Ascent Media’s transport and connectivity services may be directly associated with network origination services or may be provided on a stand-alone basis.

Engineering and systems integration.  Ascent Media, through S&TS, designs, builds, installs and services advanced technical systems for production, management and delivery of rich media content to the worldwide broadcast, cable television, broadband, government and telecommunications industries. Ascent Media’s engineering and systems integration business operates out of facilities in New Jersey, California, Virginia, and London, and services global clients including major broadcasters, cable and satellite networks, telecommunications providers, and corporate television networks, as well as numerous production and post-production facilities. Services offered include program management, engineering design, equipment procurement, software integration, construction, installation, service and support.

Consulting services.  Ascent Media, through S&TS, provides strategic, technology and business consulting services to the media and entertainment industry. Key practice areas include: digital migration, content delivery strategies, workflow analysis and design, emerging delivery platforms (such as Internet-protocol television, mobile and broadband), technology assessment, and technology-enabled business strategies.

Network Operations, Field Service and Call Center.  The network services group, out of its Palm Bay, Florida facility, provides field service operations — 24 hours a day, seven days a week — through an on-staff network of approximately 50 field engineers located throughout the United States. Services include preventative and reactive maintenance of satellite earth stations, satellite networks, fiber-based digital transmission facilities, cable and telecommunications stations (also called head ends), and other technical facilities for the distribution of video content. The group operates a call center — 24 hours a day, seven days a week, providing outsourced services for technology manufacturing companies, networks and telecoms. In addition, the group operates a network operations center, providing outsourced services relating to monitoring and management of satellite and terrestrial distribution networks and remote monitoring and control of technical facilities. End users for field service, call center and network operation center services include major US broadcast and cable networks, telecommunications providers, digital equipment manufacturers, and government and corporate operations.

The network services group has entered into long-term contracts mainly for its content distribution services and its systems integration services. At December 31, 2007, service commitments that are deemed to be firm under long-term contracts was $374,500,000, with approximately $137,700,000 of this amount expected to be earned in calendar year 2008. At December 31, 2006, service commitments under these types of contracts was $374,800,000.

Industry

The entertainment and media services industry supports the entertainment and media industries in the creation, management and distribution of various forms of media content, including motion pictures, movie trailers, television programs, television commercials, music videos, interactive games, new digital media, promotional and identity campaigns and corporate communications. Motion pictures are generally released in a “first-run” distribution, such as in a theatrical or straight-to-DVD release, or on broadcast or cable networks, and later in one or more additional distribution channels, such as home video, online media providers, pay-per-view, or domestic or international syndication. Television content is generally initially distributed over broadcast or cable networks, and may be concurrently distributed over secondary networks or via the Internet on network websites or by online media providers. Television content may be subsequently distributed or repurposed in the form of network re-broadcasts, clip shows, syndicated reruns, on-demand programming, additional online programming or home video distributions (including series or season DVD releases).

Ascent Media’s business segments benefit from the volume of content being created and distributed rather than the success or popularity of an individual motion picture, television program or other stand-alone media property.

The following trends in the creative media services industry are expected to have an impact on Ascent Media’s business and operations:

Growing worldwide demand for original entertainment content.  The global demand for entertainment content continues to increase, and the entertainment and media industry is increasingly reliant on international revenue. Accordingly, the need for the associated technical and creative services Ascent Media offers is expanding. At the same time, the pace of technological change continues to accelerate. This may lead to an increased demand for capital expenditures in order to meet the industry demand for technological innovation. If Ascent Media meets these technological challenges, Ascent Media may benefit from the ability to provide an increasingly complex mix of content formats and broadcast standards to various geographic locations and cultures.

The development of new business opportunities for existing content libraries.  The vast libraries of the major film and television studios are an ongoing source of programming for traditional and new channels of media distribution. For exploitation in a digital environment, these libraries must be re-mastered, augmented, restored, re-colored, converted and reformatted. In addition, current and developing digital media formats have contributed to the lack of uniformity in worldwide motion picture and television format, distribution and presentation standards, thus creating the need for the creation of new master elements in unique formats.

Continued proliferation of new distribution channels.  Advances in technology and the creation and market acceptance of such content distribution channels as video-on-demand, mobile video over cell phones, and Internet distribution, as well as the government-mandated transition to digital television, facilitating the deployment of high-definition and/or multiple standard definition broadcast feeds, require new technical and operational infrastructure to create, manage and distribute content. The industry requires technical facilities and operational management that facilitates the creation, management, formatting and delivery of that content to the applicable markets and viewing audiences. At the same time, such changes have provided content owners the opportunity to create multiple distribution outlets and revenue streams from the same programming.

Increased demand for innovation, technical and creative quality and format options.  Advances in technology, new broadcast standards, growing adoption by consumers of personal video recorders, which facilitate “time shifting” of programming by the television consumer, and increasing audience fragmentation require content owners, producers and distributors to cost-effectively increase image and audio quality and create increasingly innovative, compelling viewing experiences for audiences. Such advances have also resulted in audience acceptance of and demand for multiple content format options, including, in certain markets, standard and high-definition motion picture and television content, and variant audio tracks and aspect ratios associated with such content.

Reality-based programming.  Broadcast and cable programmers continue to rely on reality-based programming for significant portions of their daytime, primetime and pre-primetime schedules. Although many such shows have tended to have lower post-production budgets and costs than scripted programming, Ascent Media does not believe that the demand for its services has been negatively impacted by recent increases in primetime reality-based programming. However, further increased reliance on such reality-based programming could reduce industry demand for some of the services that Ascent Media provides.

Content repurposing.  Broadcast and cable programmers have continued to show and distribute more regular-season reruns in regular time slots, at alternative viewing times and on-line. To the extent that this practice may reduce demand for original programming, or erode the traditional concept of the 24-week television season, such trends could reduce industry demand for some of Ascent Media’s services, potentially offsetting in whole or in part other industry trends.

Extended use of advertising spots.  Although television commercials have traditionally had a relatively short “shelf-life,” with spots updated frequently within a given advertising campaign, some advertisers have begun to re-use the same television commercials for longer periods. If it becomes more widespread, this practice may negatively impact the production of new short-form television commercials.

Demands of studios and independent production companies.  While the domestic motion picture industry continues to be dominated by the major studios, including Paramount Pictures, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, The Walt Disney Company, and Warner Bros. Entertainment, smaller studios or “mini-majors” and independent production companies also play an important role in the production of motion pictures for domestic and international feature film markets. Ascent Media markets its services to the full-range of content creators, owners and distributors.

Strategy

Ascent Media’s goal is to be the premier end-to-end digital media supply chain services provider to the media and entertainment industry — creating, managing and distributing rich media content across all distribution channels on a global basis. Ascent Media believes it can optimize its position in the market by pursuing the following strategies:

Provide a broad range of media services.  The entertainment services industry has historically been fragmented, with numerous providers offering discrete, geographically-limited, non-integrated services. Ascent Media provides a broad range of services from the creation and management of media content to the distribution of content via multiple transmission paths, including satellite, fiber and Internet Protocol-based networks on a global basis. Ascent Media believes its range of service offerings and in-depth knowledge of media workflows provide it with a strategic advantage over less-diversified service providers in developing deep, long-term relationships with creators, owners and distributors of creative content. In addition, Ascent Media believes that the reputations of its highly-respected creative boutiques, which operate under their own well-known brand names, help distinguish Ascent Media from commodity suppliers.

Grow digital media management business.  Ascent Media seeks to increase business with major media and entertainment clients by creating, storing, managing, repurposing and distributing their digital media content through traditional channels as well as emerging new media outlets on a global basis. Ascent Media believes that the technical complexity and scale issues associated with providing these services will make outsourcing of activities more attractive to Ascent Media’s client base, creating opportunities for increased market share. In 2007, Ascent Media extended the geographical reach of its proprietary digital media management system, adding capabilities in the New York metropolitan area and the United Kingdom to the original center in Los Angeles. Ascent Media currently plans to deploy its proprietary digital media management system in Singapore during 2008.

Deploy an interconnected global media network.  Ascent Media plans to provide clients access to a fiber-based network integrated with its creative and management services. The network will provide global connectivity and file transport capabilities, which will make client workflows more efficient and enhance Ascent’s end-to-end portfolio of services.

Invest in core business operations.  Ascent Media intends to increase its capabilities through internal investments to improve the capacity, utilization and throughput of its existing facilities. Ascent Media will also consider opportunities that may arise to add scale or service offerings, or to increase market share, through strategic acquisitions (including, possibly, acquisitions using our equity as currency) or joint ventures. Consistent with this strategy, Ascent Media will also seek opportunities to divest non-core assets, when appropriate.

Seek opportunities to offer new services within core competencies.  Ascent Media intends to expand its market share by applying its core capabilities to develop new value-added service offerings, participating in emerging high revenue-generating services such as re-versioning content for distribution to new platforms. In that regard, Ascent Media will endeavor to develop service offerings that meet unique needs of its customers.

For a description of the risks associated with the foregoing strategies, and with Ascent Media’s business in general, see “Risk Factors” beginning on page 5.

Seasonality

The demand for Ascent Media’s core motion picture services, primarily in its creative services group, has historically been seasonal, with higher demand in the spring (second fiscal quarter) and fall (fourth fiscal quarter), and lower demand in the winter and summer. Similarly, demand for Ascent Media’s television program services, primarily in its creative services group, is higher in the first and fourth quarters and lowest in the summer, or third quarter. Demand for Ascent Media’s commercial services, primarily in its creative services group, are fairly consistent with slightly higher activity in the third quarter. However, changes in the timing of the demand for television program services may result in increased business for Ascent Media in the summer. In addition, the timing of long-term projects in Ascent Media’s creative services group are beginning to offset the quarters in which there has been historically lower demand for Ascent Media’s motion picture and television services. Accordingly, Ascent Media expects to experience less dramatic quarterly fluctuations in its operating performance in the future.

ACCENTHEALTH

DHC acquired the assets of AccentHealth in January 2006.

AccentHealth provides advertising-supported health education programming for distribution in doctor office waiting rooms via three AccentHealth Waiting Room TV Networks: the General Health Network, the Young Family Network and the Silver Network. The General Health Network targets general practice and family practice patients, and provides news and health information applicable to the general needs of that demographic. The Young Family Network targets pediatric and Ob-Gyn patients, and provides baby, child and parenting related programming. The Silver Network targets internal medicine, general practice and cardiology patients, and provides programming tailored to appeal to the specific interests of patients over the age of 50. Programming on the AccentHealth Waiting Room TV Networks is produced monthly by CNN and features customized content relating to a variety of topics, including medical breakthroughs, parenting issues, nutrition, fitness, safety and wellness.

AccentHealth’s programming content airs on television monitors installed in doctor office waiting rooms, and is provided at no cost to the practice. AccentHealth offers its advertising clients a number of products and services, including:

•	selected commercial time slots on the AccentHealth Waiting Room TV Networks;

•	print-display advertising space (traditionally used for product brochures, information pamphlets or coupons) alongside the Health Panels, AccentHealth’s wall-mounted educational print displays;

•	turn-key literature distribution services; and

•	certain services related to the production of commercial advertising spots or the customization of certain advertising services.

We believe that AccentHealth is the largest point-of-care media supplier in the U.S., with the AccentHealth Waiting Room TV networks reaching 11.7 million viewers per month in 11,200 waiting rooms nationwide.

GEOGRAPHIC AREAS

Please see Note 9 — Information about Operating Segments of our Combined Financial Statements included in this information statement for certain financial information relating to our operations in each geographic area in which we conduct business.

REGULATORY MATTERS

Some of Ascent Media’s subsidiary companies hold licenses and authorizations from the Federal Communications Commission, or FCC, required for the conduct of their businesses, including earth station and various classes of wireless licenses and an authorization to provide certain services pursuant to Section 214 of the Communications Act of 1934, as amended. Most of the FCC licenses held by such subsidiaries are for transmit/

receive earth stations, which cannot be operated without individual licenses. The licenses for these stations are granted for a period of fifteen years and, while the FCC generally renews licenses for satellite earth stations, there can be no assurance that these licenses will be renewed at their expiration dates. Registration with the FCC, rather than licensing, is required for receiving transmissions from domestic satellites from points within the United States. Ascent Media relies on third party licenses or authorizations when it and its subsidiaries transmit domestic satellite traffic through earth stations operated by third parties. The FCC establishes technical standards for satellite transmission equipment that change from time to time and requires coordination of earth stations with land-based microwave systems at certain frequencies to assure non-interference. Transmission equipment must also be installed and operated in a manner that avoids exposing humans to harmful levels of radio-frequency radiation. The placement of earth stations or other antennae also is typically subject to regulation under local zoning ordinances.

COMPETITION

The entertainment and media services industry is highly competitive, with much of the competition centered in Los Angeles, California, the largest and most competitive market, particularly for domestic television and feature film production as well as for the management of content libraries. We expect that competition will increase as a result of industry consolidation and alliances, as well as from the emergence of new competitors. In particular, major motion picture studios such as Paramount Pictures, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, The Walt Disney Company, and Warner Bros. Entertainment, while Ascent Media’s customers, can perform similar services in-house with substantially greater financial resources than Ascent Media’s, and in some cases significant marketing advantages. These studios may also outsource their requirements to other independent providers like us or to other studios. Other major competitors of Ascent Media include: Thomson, a French corporation, particularly under its Technicolor brand; Kodak, through its Laser Pacific division; Deluxe Entertainment Services; and DG FastChannel, Inc. Ascent Media also actively competes with certain industry participants that have a unique operating niche or specialty business. There is no assurance that Ascent Media will be able to compete effectively against these competitors. Ascent Media’s management believes that important competitive factors include the range of services offered, reputation for quality and innovation, pricing and long-term relationships with customers.

EMPLOYEES

We, together with our subsidiaries, have approximately 3,400 employees, most of which work on a full-time basis. Approximately 2,450 of our employees are employed in the United States, with the remaining 950 employed outside the United States, principally in the United Kingdom and the Republic of Singapore.

Approximately 80 of Ascent Media’s employees belong to either the International Alliance of Theatrical Stage Employees in the United States or the Broadcasting Entertainment Cinematograph and Theatre Union in the United Kingdom.

PROPERTIES

All of our real and tangible personal property is owned or leased by our subsidiaries or affiliates.

Ascent Media’s operations are conducted at approximately 55 properties. Certain of these facilities are used by multiple operations within Ascent Media. In the United States, Ascent Media utilizes owned and leased properties in California, Connecticut, Florida, Georgia, New Jersey, New York and Virginia; the network services group also operates a satellite earth station and related facilities in Minnesota. Internationally, Ascent Media utilizes owned and leased properties in the United Kingdom, in London, Camden and Milton Keynes. In addition, the network services group operates two leased facilities in Singapore. Worldwide, Ascent Media leases approximately 1,200,000 square feet and owns another 285,000 square feet. In the United States, Ascent Media’s leased properties total approximately 900,000 square feet and have terms expiring between October 2008 and June 2018. Several of these agreements have extension options. The leased properties are used for our technical operations, office space and media storage. Ascent Media’s international leases total approximately 300,000 square feet and have terms that expire between July 2008 and June 2021, and are also used for technical operations, office space and media storage.

The majority of the international leases have extension clauses. Approximately 210,000 square feet of Ascent Media’s owned properties are located in Southern California, with another 45,000 square feet located in Northvale, New Jersey, Tappan, New York, Minneapolis, Minnesota and Stamford, Connecticut. In addition, Ascent Media owns approximately 30,000 square feet in London, England. Nearly all of Ascent Media’s owned properties are purpose-built for its technical and creative service operations. Ascent Media’s facilities are adequate to support its current near-term growth needs.

LEGAL PROCEEDINGS

Neither our company nor any of our subsidiaries are currently a party to any material legal proceedings. However, we, and any of our subsidiaries, may from time to time be a defendant (or may be obligated to indemnify or reimburse a named defendant), in lawsuits and claims arising in the ordinary course of business. While the outcomes of such claims, lawsuits, or other proceedings cannot be predicted with certainty, management expects that such liability, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition of our company.

MANAGEMENT

Directors and Executive Officers

The following sets forth certain information concerning the persons who are expected to serve as our directors and executive officers at the time the spin-off becomes effective, including the individual’s age at May 31, 2008, a five year employment history and any directorships held in public companies:

Name	Positions

William R. Fitzgerald Age 50	Director, Chairman of the Board and Chief Executive Officer. Mr. Fitzgerald has served as Chairman of Ascent Media since July 2000. Mr. Fitzgerald has been employed as a Senior Vice President of Liberty Media since July 2000. Mr. Fitzgerald also serves on the board of Expedia, Inc.
Brian C. Mulligan Age 49	Director. Mr. Mulligan is the chairman of Brooknol Advisors, LLC, an advisory and investment firm specializing in media and entertainment, and the chairman of Pacific Media Capital, LLC, an entertainment and media financing company. From April 2004 through January 2005, Mr. Mulligan was a senior executive advisor—media and entertainment with Cerberus Capital Management, L.P., an investment firm. From September 2002 to March 2004, Mr. Mulligan was a founder and principal with Universal Partners, a group formed to acquire Universal Entertainment. Prior to that, Mr. Mulligan held various senior-level positions, including senior executive advisor with The Boston Consulting Group, Inc., chairman for Fox Television, Inc., chief financial officer of The Seagram Company Ltd., an entertainment and beverage company, co-chairman of Universal Pictures, Inc., executive vice president of operations at Universal Entertainment and executive vice president—corporate development and strategy at MCA Inc., an entertainment and media conglomerate. Mr. Mulligan is currently on the board of Napster, Inc. and was a director of Ascent Media Group, Inc., a predecessor of Ascent Media, from December 2002 to September 2003.
William E. Niles Age 44	Executive Vice President, General Counsel and Secretary. Mr. Niles has served as the senior business affairs executive of Ascent Media since June 2000 and the general counsel of Ascent Media since January 2002.
John A. Orr Age 45	Senior Vice President, Corporate Development. Mr. Orr has served as Vice President of Liberty Media since 2003 and has been employed by Liberty Media since August 1996.
George C. Platisa Age 51	Executive Vice President and Chief Financial Officer. Mr. Platisa has served as the chief financial officer of Ascent Media since May 2001.
Michael J. Pohl Age 57	Director. Mr. Pohl has served as the interim Vice President/General Manager of the On Demand Systems Division at ARRIS Group, Inc., a communications technology company specializing in the design and engineering of broadband networks, since December 2007. Previously, Mr. Pohl was President of Global Strategies at C-COR Incorporated from January 2005 to December 2007 and the President and Chief Executive Officer of nCUBE Corporation from 1999 to 2005.
Jose A. Royo Age 42	Director, President and Chief Operating Officer. Mr. Royo has served as President and Chief Executive Officer of Ascent Media since February 2008. From July 2001 until his appointment as CEO, Mr. Royo served in various positions at Ascent Media, including Vice President of the New Products Division, Senior Vice President of the Digital Services Group, and Chief Technology Officer.

The executive officers named above will serve in such capacities until the next annual meeting of our board of directors, and until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office.

During the past five years, none of the above persons has had any involvement in any legal proceedings that would be material to an evaluation of his or her ability or integrity.

Board Composition

Our board of directors currently consists of four directors, divided among three classes. At the effective time of the spin-off, we will have one vacant directorship, which we anticipate will be filled by our board of directors within [12] months after the completion of the spin-off. Our Class I director, whose term will expire at the annual meeting of our shareholders in 2009, is Michael J. Pohl. Our Class II director, whose term will expire at the annual meeting of our shareholders in 2010, is Brian C. Mulligan. Our Class III directors, whose terms will expire at the annual meeting of our shareholders in 2011, are William R. Fitzgerald and Jose A. Royo. At each annual meeting of our shareholders, the successors of that class of directors whose term(s) expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of our shareholders held in the third year following the year of their election. The directors of each class will hold office until their respective death, resignation or removal or until their respective successors are elected and qualified. There is no family relationship between any of the directors.

Director Independence

It is expected that, on or prior to the first anniversary of the spin-off, a majority of the members of our board of directors will be independent of its management. For a director to be deemed independent, our board of directors will have to affirmatively determine that the director has no direct or indirect material relationship with our company. To assist our board of directors in determining which of our directors qualify as independent, we will apply The Nasdaq Stock Market listing standards as well as applicable rules and regulations adopted by the SEC.

In accordance with these criteria, it is expected that our board of directors will determine that each of Mr. Pohl and Mr. Mulligan will qualify as an independent director of our company.

Committees of the Board

Our board of directors has established an executive committee, whose members are Mr. Fitzgerald and Mr. Royo. Except as specifically prohibited by the General Corporation Law of the State of Delaware, the executive committee may exercise all the powers and authority of our board in the management of our business and affairs, including the power and authority to authorize the issuance of shares of our capital stock.

Our board of directors has also established an audit committee, whose members are Mr. Mulligan and Mr. Pohl. The audit committee will review and monitor the corporate financial reporting and the internal and external audits of our company. The committee’s functions will include, among other things:

•	appointing or replacing our independent auditors;

•	reviewing and approving in advance the scope and the fees of our annual audit and reviewing the results of our audits with our independent auditors;

•	reviewing and approving in advance the scope and the fees of non-audit services of our independent auditors;

•	reviewing compliance with and the adequacy of our existing major accounting and financial reporting policies;

•	reviewing our management’s procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices;

•	reviewing compliance with applicable Securities and Exchange Commission, stock exchange and national association of securities dealers rules regarding audit committees; and

•	preparing a report for our annual proxy statement.

Our board of directors has established a compensation committee, whose members are Mr. Mulligan and Mr. Pohl. The compensation committee will review and make recommendations to our board regarding all forms of compensation provided to our executive officers and directors. In addition, the compensation committee will review and make recommendations on bonus and stock compensation arrangements for all of our employees and will have sole responsibility for the administration of our incentive plan.

The board of directors, by resolution, may from time to time establish certain other committees of the board, consisting of one or more of our directors. Any committee so established will have the powers delegated to it by resolution of the board of directors, subject to applicable law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains Ascent Media’s compensation program for:

•	William Fitzgerald;

•	George Platisa;

•	William Niles;

•	John Orr; and

•	Jose Royo.

Mr. Fitzgerald is our principal executive officer; Mr. Platisa is our principal financial officer; and Messrs. Niles, Orr and Royo are executive officers of our company. Currently our company does not have any other executive officers. We sometimes refer to Messrs. Fitzgerald, Platisa, Niles, Orr and Royo in this information statement as our “named executive officers”.

Our company was formed in connection with the spin-off, and our principal operating subsidiary is Ascent Media. Mr. Fitzgerald has been Chairman of Ascent Media since July 2000. Mr. Royo was appointed president and chief executive officer of Ascent Media in February 2008. From August 2006 through February 2008, the responsibilities of the chief executive officer of Ascent Media were exercised by an executive committee that included Mr. Niles and Mr. Platisa. Mr. Platisa has been the chief financial officer of Ascent Media since prior to 2006.

The historical compensation described herein with respect to Messrs. Platisa, Royo and Niles represents amounts paid to such named executive officers during the relevant periods in their capacities as officers of Ascent Media. The compensation described herein with respect to Mr. Fitzgerald represents allocable amounts paid to him for such periods pursuant to a Services Agreement between Liberty Media and DHC. Prior to the date hereof, Mr. Orr has not performed, and has not received compensation with respect to, any services for Ascent Media.

The form and amount of the compensation to be paid to our named executive officers in any future period will be determined by our compensation committee, subject to any applicable employment agreement. As of the date hereof, no such determination has been made by our compensation committee with respect to any such future compensation.

Services Agreement with Liberty Media

Ascent Media was formerly a wholly-owned subsidiary of Liberty Media. In July 2005, Liberty Media contributed the equity of Ascent Media to DHC and distributed 100% of the outstanding shares of DHC to the stockholders of Liberty Media in a spin-off. In connection with that spin-off, DHC entered into a services agreement with Liberty Media pursuant to which Liberty Media agreed to make available to DHC the services of certain personnel, including Mr. Fitzgerald, an officer of Liberty Media who had overseen the management of Ascent Media on behalf of Liberty Media prior to the spin-off. Mr. Fitzgerald is compensated by Liberty Media and has not been directly compensated by DHC or Ascent Media. Rather, pursuant to that services agreement, DHC has paid

Liberty Media DHC’s allocable portion of Mr. Fitzgerald’s salary and benefits. DHC has not paid any portion of any bonus or incentive compensation paid by Liberty Media to Mr. Fitzgerald. We anticipate that after such time, the services agreement will also relate to services performed by Mr. Orr (who is also an officer of Liberty Media) and we will discuss with Liberty Media the reimbursement amounts relating to the services of Mr. Fitzgerald and Mr. Orr.

When DHC entered into the services agreement with Liberty Media, DHC agreed to a scheduled estimate of the annual allocation of employee costs and expenses for the Liberty Media employees, including Mr. Fitzgerald, performing services under that agreement. That estimate, which was based on the percentage of such employees’ respective work hours anticipated to be spent on the business of DHC and Ascent Media, applied under the agreement for the remainder of the 2005 calendar year. As provided by the agreement, DHC and Liberty Media reevaluated the appropriateness of the allocation schedule on a semi-annual basis and made appropriate adjustments, based on discussions with the officers and employees involved, including Mr. Fitzgerald, and an analysis of the business demands expected to be made on such persons for the relevant period by the businesses of DHC and Ascent Media, as applicable. Such proposed allocations were also discussed with and subject to approval by the compensation committee of DHC’s board of directors.

Pursuant to the services agreement between Liberty Media and DHC, DHC reimbursed Liberty Media for 50% of Mr. Fitzgerald’s salary for the years ended December 31, 2007 and December 31, 2006. Such reimbursements resulted in aggregate payments to Liberty Media of $332,500 for each of the 2007 and 2006 calendar years. In addition, the services agreement provides for DHC to reimburse Liberty for employee benefits. Such amounts aggregated 15% of the allocated salary amount for each of the 2007 and 2006 calendar years.

Concurrently with the effectiveness of the spin-off of our company by DHC, we will assume all rights and obligations of DHC under its services agreement with Liberty Media.

Decisionmakers

Ascent Media is currently an indirect wholly-owned subsidiary of DHC. Because Ascent Media is a private company, Ascent Media does not have an independent compensation committee. In addition, because none of Ascent Media’s executive officers are executive officers of DHC, the compensation committee of DHC does not make compensation decisions for Ascent Media management. Following the completion of the spin-off, decisions regarding executive compensation will be made by a compensation committee comprised of independent directors of our company.

The objectives and principles of Ascent Media’s executive compensation program have been established by Mr. Fitzgerald, as Chairman of Ascent Media, and Robert R. Bennett, as President of DHC. In such capacities, Mr. Fitzgerald and Mr. Bennett constitute the compensation committee of Ascent Media. Decisions regarding the executive compensation packages paid to the named executive officers (other than Mr. Fitzgerald and Mr. Orr) are generally made by Mr. Fitzgerald and Mr. Bennett.

Objectives

The compensation program for the named executive officers (other than Mr. Fitzgerald and Mr. Orr) is designed to meet the following objectives that align with and support Ascent Media’s strategic business goals:

•	attracting and retaining executive managers with the industry knowledge, skills, experience and talent to help Ascent Media attain its strategic objectives and build long-term company value;

•	emphasizing variable performance-based compensation components, which following the spin-off will include equity-based compensation, by linking individual compensation with corporate operating metrics as well as individual professional achievements; and

•	aligning the interests of management with the interests of Ascent Media’s stockholders (or, prior to the spin-off, its sole owner, DHC). Prior to the spin-off, this has been done by using awards of phantom appreciation rights under a long-term incentive plan, in which the value of such phantom appreciation rights is based on the achievement of certain financial metrics as defined in the plan. Following the spin-off, we will be able to use both phantom appreciation rights and true equity-based awards in executive compensation as determined from time to time by the compensation committee of our board of directors.

Principles

The following principles are used to guide the design of Ascent Media’s executive compensation program and to ensure that the program is consistent with the objectives described above:

•	Competitive Compensation. Ascent Media believes that its executive compensation program must provide compensation to the named executive officers that, based on general business and industry knowledge and experience, is competitive with the compensation paid to similarly situated employees of companies in Ascent Media’s industry and companies with which Ascent Media competes for talent. These companies include the major motion picture studios, numerous independent creative services providers, and companies in various industries that operate or manage data and communications networks.

•	“Pay for Performance” Philosophy. Ascent Media believes its compensation program should align the interests of the named executive officers with the interests of the company and its stockholders by strengthening the link between pay and company and individual performance. Variable compensation — including awards under the Ascent Media Group 2006 Long-Term Incentive Plan, as amended and restated in [ ] 2008 (which we refer to as the “LTIP”), and annual awards under our Management Incentive Plan, as amended and restated in January 2007 (which we refer to as the “MIP”) — represents a significant portion of the total compensation mix for the named executive officers during 2007.

Process of Decisionmaking

As Chairman of Ascent Media, Mr. Fitzgerald has been primarily responsible for negotiating the fixed elements (such as base salary) and performance-based elements (such as the terms of awards under the MIP and LTIP) of the compensation to be paid to each of the other named executive officers (other than Mr. Orr). In proposing compensation terms for such other named executive officers, Mr. Fitzgerald considered the value of the overall role and contribution of such named executive officer, including the impact that person has had on the achievement of strategic priorities and operating goals for Ascent Media. In that regard, and throughout the compensation process, Mr. Fitzgerald consulted with Mr. Bennett as President of DHC. Mr. Fitzgerald and Mr. Bennett relied on their knowledge of compensation practices and of the industries in which Ascent Media operates and their long experience as senior executives with major media and telecommunications companies.

Ultimately, the compensation packages of each of such named executive officers represent the results of extensive negotiations between Ascent Media and such officers, as finally approved by Mr. Fitzgerald and Mr. Bennett.

Elements of Compensation

A summary of each element of the compensation program for the named executive officers (other than Mr. Fitzgerald and Mr. Orr) is set forth below. Ascent Media believes that each element complements the others and that together they serve to achieve Ascent Media’s compensation objectives.

Base Salary

Ascent Media provides competitive base salaries to attract and retain high-performing executive talent. Ascent Media believes that a competitive base salary is an important component of compensation as it provides a degree of financial stability for executives. Base salaries also form the basis for calculating other compensation opportunities for the named executive officers other than Mr. Fitzgerald and Mr. Orr, including, for example, the metrics for the target award of each such named executive officer under the MIP and the amount of life insurance provided by Ascent Media.

The base salary level of each named executive officer is generally determined based on the responsibilities assumed by such officer; his or her experience, overall effectiveness and demonstrated leadership ability; the performance expectations set for such officer; and competitive market factors.

Employment Agreements

Base salaries of the named executive officers other than Mr. Fitzgerald and Mr. Orr were established under the employment agreements entered into between Ascent Media and each such officer. Mr. Fitzgerald’s and Mr. Orr’s base salaries are determined by Liberty Media. Mr. Fitzgerald and Mr. Orr do not have employment agreements with Liberty Media or Ascent Media.

Ascent Media entered into a five-year renewable employment agreement dated as of February 11, 2008, with Mr. Royo in connection with his appointment as president and chief executive officer of Ascent Media in February 2008. Under the terms of that contract, Mr. Royo is entitled to a base salary of $600,000 per year, subject to annual review for increase in the sole discretion of the Company, beginning in 2009.

Ascent Media entered into five-year renewable employment agreements dated as of September 1, 2006 with each of Messrs. Niles and Platisa in connection with their appointments as members of an executive committee, which acted as Ascent Media’s chief executive officer from August 2006 through February 2008. Under the terms of such contracts, the base salaries provided for therein are subject to annual review for increase in the sole discretion of the Company, beginning in 2008.

In addition to base salary, each of the named executive officers other than Mr. Fitzgerald and Mr. Orr is eligible to participate in the MIP, the LTIP and any life, health, accident, disability or hospitalization insurance plans, pension plans and retirement plans that Ascent Media makes available to its senior executive employees. Each of the employment agreements with the named executive officers described above also provides for payments in the event of a termination of employment, as consideration for the named executive officer’s continued compliance with certain nondisclosure and nonsolicitation obligations set forth in the employment agreement and, during the term of such employment agreement and a 21-day to 45-day period thereafter, an obligation not to compete. See “— Management Incentive Plan (MIP)”, “— Long-Term Incentive Plan (LTIP)” and “— Termination Payments”, below.

Management Incentive Plan (MIP)

The named executive officers (other than Mr. Fitzgerald and Mr. Orr) participate in Ascent Media’s Management Incentive Plan or “MIP”, which provides for annual cash incentive awards based on company and individual performance. Employees of Ascent Media and its controlled affiliates with divisional titles of managing director and higher and corporate staff with titles of director and higher are eligible to receive awards under the MIP, as determined by a management incentive plan compensation committee. Prior to the spin-off, the members of such committee were designated by DHC. Following the spin-off, the members of such committee will be designated by our board of directors.

The MIP is a performance-based compensation program designed to focus the named executive officers (other than Mr. Fitzgerald and Mr. Orr) and other participants on achieving annual operating performance goals for both the business as a whole and any applicable division or facility for which such participant is responsible, as well as individual professional goals.

For each plan year, the committee will assign each participant a target award equal to a percentage of the participant’s base salary (which we refer to as a “Target Award”).

Each participant’s target award is allocated 20% to individual performance, based on achievement of individual objectives established by the committee for such plan year (which we refer to as “Key Performance Indicators”). Examples of broad categories of individual objectives include customer care, management and staffing, and customer growth and service expansion. At the end of each plan year, the committee evaluates each participant’s individual performance and determines the portion of the individual component of the target award (from 0% to 100%, which percentage we refer to as the “Individual Achievement Percentage”) the participant is eligible to receive for such plan year. However, no award payments will be made in any year in which Ascent Media does not achieve at least 90% of “Hedged” EBITDA for the Ascent Media business as a whole for such plan year. We refer to that overall threshold for payments under the MIP as the “Benchmark”.

As defined in the MIP, an “Unhedged” financial result for a given plan year means such financial result as budgeted for Ascent Media as a whole, or for the relevant division or facility, as determined by the committee in its sole discretion in connection with the annual budgeting process prior to the beginning of such plan year; a “Hedged” financial result means the Unhedged result less a percentage discount to reflect the committee’s assessment of business risks relating to such Unhedged result, as determined by the committee in its sole discretion during such budgeting process. “EBITDA” means earnings before interest, taxes, depreciation and amortization.

The remaining 80% of each participant’s target award (the “Corporate Performance Component”) under the MIP is subject to the achievement of certain economic performance metrics. In the case of corporate staff, including Messrs. Niles, Platisa and Royo, the Corporate Performance Component of their awards is based on Ascent Media achieving “Hedged” levels of (1) revenue (such component’s weight, 20%), (2) EBITDA (such component’s weight, 40%) and (2) free cash flow (defined for purposes of the MIP as EBITDA less budgeted capital expenditures) (such component’s weight, 40%). We refer to each of the 3 levels as an “Economic Performance Goal”. When actual results are compared to each of the Economic Performance Goals, each resulting achievement percentage (an “Economic Performance Goal Achievement Percentage”) is then used to determine the portion of the component weight of each Economic Performance Goal (the “Percentage of Component Weight”) that will be used to determine the percentage of the Corporate Performance Component (the “Corporate Performance Component Percentage”) earned by each participant, as follows:

Economic Performance Goal	Percentage of
Achievement Percentage	Component Weight

> 100%	> 100% and up to 150%
100%	100%
99.5% to 95%	95% to 50%
< 95%	0%

Awards are payable, to the extent earned, no later than 2 1/2 months following the end of the applicable plan year. Participants must be employed by Ascent Media through the payment date to be eligible to receive awards. Awards and other plan terms are subject to adjustment under certain circumstances as determined by the committee in accordance with the MIP.

The following table sets forth, for each of Messrs. Niles, Platisa and Royo, such named executive officer’s salary, Target Award, Individual Achievement Percentage, Corporate Performance Component Percentage, total award percentage (which amount represents the applicable named executive officer’s Target Award times the sum of (i) 0.2 times such named executive officer’s Individual Achievement Percentage and (ii) 0.8 times such named executive officer’s Corporate Performance Component Percentage) and total amount payable pursuant to the MIP, in each case, for the year ending December 31, 2007.

			Individual	Economic
			Achievement	Achievement	Total Award
Name	Salary	Target Award	Percentage	Percentage	Percentage	MIP Award

William Niles	$440,000	50%	85%	60.2%	32.6%	$143,320
George Platisa	$475,000	50%	70%	60.2%	31.1%	$147,595
Jose Royo	$337,731	35%	85%	60.2%	22.8%	$77,006

For 2007, Mr. Niles’ Individual Achievement Percentage was based on the committee’s determination of Mr. Niles’ achievement of the following Key Performance Indicators:

•	Providing leadership and driving key operating committee initiatives, including developing a well articulated and understood strategic vision, developing a “re-engineered” sales process and organization, developing an employee communication strategy, driving the continued evolution of breaking operating silos and ensuring that the entire company is executing a unified strategy, and supporting and driving the evaluation and implementation of new operating systems, to improve operational efficiency and provide better operating metrics; and

•	Identifying, developing, negotiating and consummating strategic relationships, partnerships, acquisitions and dispositions.

For 2007, Mr. Platisa’s Individual Achievement Percentage was based on the committee’s determination of Mr. Platisa’s achievement of the following Key Performance Indicators:

•	Providing leadership and driving key operating committee initiatives, including developing a well articulated and understood strategic vision, developing a “re-engineered” sales process and organization, developing an employee communication strategy, driving the continued evolution of breaking operating silos and ensuring that Ascent Media is executing a unified strategy, and supporting and driving the evaluation and implementation of new operating systems designed to improve operational efficiency and provide improved operating metrics; and

•	Providing finance and accounting support to Ascent Media’s operations committee and maintaining a strong financial internal control environment.

For 2007, Mr. Royo’s Individual Achievement Percentage was based on the committee’s determination of Mr. Royo’s achievement of the following Key Performance Indicators:

•	Providing leadership and driving key operating committee initiatives, including developing a well articulated and understood strategic vision, developing a “re-engineered” sales process and organization, developing an employee communication strategy, driving the continued evolution of breaking operating silos and ensuring that the entire company is executing a unified strategy, and supporting and driving the evaluation and implementation of new operating systems designed to improve operational efficiency and provide better operating metrics;

•	Implementing an overall technology strategy for Ascent Media;

•	Overseeing and managing all strategic planning, design, launch and operations of the Digital Services Group;

•	Overseeing and managing Ascent Media’s support, network operations and business systems;

•	Working to develop a company-wide technology strategy, to establish strong communication among different departments and divisions and to create leverage across Ascent Media’s various technology initiatives and capital expenditure investments;

•	Actively engaging in the capital expenditure approval process and ensuring alignment with overall company strategy for any capital expenditure approvals; and

•	Leading planning and development of Ascent Media’s emerging digital services.

The following table sets forth, for 2007, the calculation of the Corporate Performance Component Percentage for each of Messrs. Niles, Platisa and Royo (in each case, 60.2%), the elements of which calculation are described above.

			Economic			Corporate
			Performance Goal			Performance
	2007 Economic		Achievement	Percentage of	Component	Component
	Performance Goal	2007 Actual	Percentage	Component Weight	Weight	Percentage

Revenue	$688,488	$675,001	98%	80%	20%	16%
EBITDA	$82,225	$74,003	90%	0%	40%	0%
Free Cash Flow	$21,740	$23,842	108%	110.5%	40%	44.2%
Total						60.2%

Long-Term Incentive Plan (LTIP)

The named executive officers (other than Mr. Fitzgerald and Mr. Orr) and certain other key employees of Ascent Media participate in Ascent Media’s Long-Term Incentive Plan, or “LTIP”, which provides for the grant of awards which we refer to as “phantom appreciation rights” or “PARs”. Subject to vesting in accordance with the

LTIP, each PAR measures the increase, if any, in the “Value” of a phantom unit under the LTIP from the grant date to the date of exercise, in each case as defined in accordance with the LTIP. The LTIP is administered by a committee, which has authority to determine eligibility under the LTIP, to grant PARs to eligible personnel thereunder, to interpret the LTIP for all purposes, including the authority to make the calculations required by the LTIP in accordance with the terms thereof, and to make any adjustments provided for under the LTIP. Prior to the spin-off, the members of such committee were designated by DHC. Following the spin-off, the members of such committee will be designated by our board of directors.

Pursuant to the LTIP, the Value of a phantom unit under the LTIP as of any valuation date is equal to the sum of (i) 6% of cumulative free cash flow (as defined in the LTIP) over a period of up to six years, divided by 500,000 (which we refer to as the “Free Cash Flow Component”) plus (ii) the calculated value of Ascent Media, based on a formula set forth in the LTIP, divided by 10,000,000 (which we refer to as the “Company Value Component”). A maximum of 500,000 PARs may be granted under the LTIP. PARs that are exercised and paid, and PARs that are forfeited or canceled or otherwise not paid, are available for re-grant under the Plan. As of June 1, 2008, an aggregate of 488,500 PARs have been granted and are outstanding under the LTIP.

Under the LTIP, cumulative free cash flow is defined as the aggregate free cash flow, as of any valuation date, for all calendar years beginning on or after January 1, 2006 and ending on or before the applicable valuation date. Under the LTIP, free cash flow is defined as, for any calendar year:

•	the aggregate EBITDA of Ascent Media and AccentHealth;

•	less the sum of the capital expenditures of Ascent Media and AccentHealth for such year;

•	plus the aggregate cash amount actually expended by Ascent Media and AccentHealth for such year for prepayment of taxes other than federal or state income taxes;

•	plus the portion of any debt service payments allocable to interest on any outstanding debt of Ascent Media and AccentHealth for such year.

The LTIP defines the value of Ascent Media for the purpose of calculating the Company Value Component as the sum of:

•	7.5 times the aggregate EBITDA of Ascent Media and AccentHealth for the calendar year last ended, excluding for this purpose EBITDA under certain long-term networks services contracts (which we refer to as the “Value EBITDA Component”); plus

•	the present value of the free cash flow projected to be generated over the life of such long-term networks services contracts, using a 10% discount rate (which we refer to as the “Value FCF Component”); minus

•	the sum of any indebtedness of Ascent Media, the liquidation value of any preferred equity interests, and the aggregate amount of Ascent Media’s obligations under the then outstanding vested PARs, and any amounts that are or may become payable under certain deferred compensation arrangements entered into by subsidiaries of Ascent Media (which we refer to as the “Value Additional Adjustments Component”);

calculated in each case as provided under the LTIP. Such value is calculated on a periodic basis pursuant to the terms of the LTIP.

The initial Value of a phantom unit under the LTIP, which is the baseline for all PARs granted on or before December 31, 2007, is $50.50. The amount, if any, by which the Value of a phantom unit on the exercise date of a PAR exceeds the grant date Value of a phantom unit is referred to under the LTIP as the “PAR Value” of such PAR. As of December 31, 2007, the PAR Values of all PARs granted prior to such date were not positive. As of such date, the PAR Value of each PAR was −$0.59, based on a Value of $49.91. Such Value was calculated based on a Free Cash Flow Component of $35,266,800 and a Company Value Component of $463,802,500 (calculated on the basis of a Value EBITDA Component of $390,067,500, a Value FCF Component of $73,735,000 and a Value Additional Adjustments Component of $0). See “Risk Factors” and “Cautionary Statements Concerning Forward Looking Statements” for factors that may negatively impact the Value of a phantom unit under the LTIP, and thus negatively impact PAR Value.

Awards under the LTIP are subject to vesting. Unless otherwise determined by the committee in connection with any grant, and set forth in the applicable grant agreement, each award under the LTIP will vest in 12 equal quarterly installments over the 36-month period following the Grant Date, so long as the grantee remains continuously employed by the Company on a full-time basis. A grantee who dies or becomes disabled while employed will be 100% vested in his or her PARs as of the date of death or disability.

Upon the termination of employment of a grantee, for any reason other than a termination for Cause as defined in the LTIP, such grantee will be deemed to exercise all of his or her vested PARs on the grantee’s termination date, based on the PAR Value as of the valuation date last preceding or on the date of termination, and all unvested PARs will be terminated. All PARs, whether vested or unvested, will automatically terminate unexercised upon any termination of employment of the grantee for Cause. All vested PARs then outstanding will be automatically exercised upon a change of control (as defined in the LTIP) or, if no change of control has then occurred, on March 31, 2012, which is referred to under the LTIP as the “Payment Date”. Pursuant to the LTIP, PARs may not be exercised in any other manner except as described above.

Following the exercise of vested PARs, if the PAR Value of such vested PARs is greater than zero, the grantee shall be entitled to receive consideration in the amount of such PAR Value, including interest (in the event of an exercise upon a change of control) from the date of exercise to the date of payment at the rate of three month LIBOR as published in the Wall Street Journal. Such consideration shall be payable at the earlier of the Payment Date and six months after the grantee’s separation from service (as defined in the LTIP). Such consideration shall be payable in cash or, at the discretion of the committee, in shares of any publicly-traded class or series of common stock of Ascent Media (if Ascent Media is at such time a corporation) or of any corporate affiliate of Ascent Media designated by the committee.

The foregoing description of the LTIP is qualified in its entirety by reference to the LTIP, which is included as Exhibit 10.5 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Relocation Assistance and Related Tax Gross-Up

Consistent with Ascent Media’s objective to attract and retain a high-performing executive management team, Ascent Media may recruit candidates from throughout the U.S. to fill executive level openings and will reimburse the newly hired executive for relocation costs.

Summary Compensation Table

We have not yet paid any compensation to any of our executive officers. The following table sets forth information regarding the compensation paid during the years ended December 31, 2007 and 2006 (i) to Mr. Fitzgerald by Liberty Media, to the extent allocated to services provided by Mr. Fitzgerald to DHC and its subsidiaries, including Ascent Media and AccentHealth, under the services agreement with Liberty Media and (ii) to our other named executive officers, by Ascent Media. Prior to the date hereof, Mr. Orr has not performed, and has not received compensation with respect to, any services for Ascent Media. The compensation set forth below does not necessarily reflect the compensation to be paid by our company to our named executive officers in the future.

							Non-Equity
					Stock	Option	Incentive Plan		All Other
Name	Year	Salary		Bonus	Awards	Awards	Compensation(1)		Compensation	Total

William Fitzgerald(2)	2007	$332,500		—	—	—	—		$49,875(3)	$382,375
	2006	$332,500		—	—	—	—		$49,875(3)	$382,375
William Niles	2007	$440,000		—	—	—	$143,320	(4)	$11,988(5)	$595,308
	2006	$421,731		$103,750	—	—	—		$11,368(6)	$536,849
John Orr	2007	—		—	—	—	—		—	—
	2006	—		—	—	—	—		—	—
George Platisa	2007	$475,000		—	—	—	$147,595	(4)	$13,845(7)	$636,440
	2006	$472,081		$117,875	—	—	—		$12,850(8)	$602,806
Jose Royo	2007	$337,731	(9)	—	—	—	$77,006	(4)	$3,333(10)	$418,070
	2006	$265,000		$39,750	—	—	—		$2,274(10)	$307,024

(1)	Amounts granted pursuant to the LTIP represent Non-Equity Incentive Plan Compensation. Because the Value of each PAR granted to our named executive officers does not exceed the initial Value of such PARs, as of December 31, 2007, the PAR Value of each such PAR, as of December 31, 2007, is 0. Accordingly, no amounts are recorded in the Summary Compensation Table with respect to any PARs granted to our named executive officers prior to such date.

(2)	Amounts set forth represent amounts paid by DHC to Liberty Media pursuant to the services agreement as portions of Mr. Fitzgerald’s salary and benefits allocable to Mr. Fitzgerald’s work for and on behalf of Ascent Media.

(3)	Calculated as 15% of Mr. Fitzgerald’s allocated salary for health and other benefits.

(4)	Represents amounts payable to such named executive officer pursuant to the MIP.

(5)	Includes (i) a matching contribution of $7,500 made by Ascent Media to Mr. Niles’ 401(k) account and (ii) $4,488 in term life insurance premiums paid by Ascent Media.

(6)	Includes (i) a matching contribution of $7,750 made by Ascent Media to Mr. Niles’ 401(k) account and (ii) $3,618 in term life insurance premiums paid by Ascent Media.

(7)	Represents (i) a matching contribution of $9,000 made by Ascent Media to Mr. Platisa’s 401(k) account and (ii) $4,845 in term life insurance premiums paid by Ascent Media.

(8)	Represents (i) a matching contribution of $8,800 made by Ascent Media to Mr. Platisa’s 401(k) account and (ii) $4,050 in term life insurance premiums paid by Ascent Media.

(9)	Includes $10,231 paid to retroactively increase Mr. Royo’s salary for the year ended December 31, 2006.

(10)	Represents term life insurance premiums paid by Ascent Media.

Grants of Plan-Based Awards

The following table contains information regarding plan-based incentive awards granted during the year ended December 31, 2007.

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards
		Committee
		Approval				Number of
Name	Grant Date(1)	Date(1)	Threshold(2)	Target(3)	Maximum(2)	PARs(4)

William Fitzgerald	—	—	—	—	—	—
William Niles	1/9/07	12/29/06	—	$0	—	60,000
John Orr	—	—	—	—	—	—
George Platisa	1/2/07	12/29/06	—	$0	—	60,000
Jose Royo	1/2/07	12/29/06	—	$0	—	35,000	(5)

(1)	By written consent dated December 29, 2006, the committee appointed by DHC to administer the LTIP approved the grants of the PARs reflected in the Grants of Plan-Based Awards table, which approval was subject to the delivery by the applicable grantee of an executed PAR Grant Agreement. The Grant Date reflects the execution and delivery date of such PAR Grant Agreement. Additionally, while each of the applicable grantees were granted their respective PARs in the first quarter of 2007, each such grantee was credited with vested PARs as if the PARs had begun to vest on August 3, 2006. The PARs vest quarterly over a three year period.

(2)	The PAR Value, representing the value of a single PAR, is equal to the positive amount (if any) of (a) the sum of (i) 6% of cumulative free cash flow (as defined in the LTIP) over a period of up to six years, divided by 500,000 plus (ii) the calculated value of Ascent Media, based on a formula set forth in the LTIP, divided by 10,000,000 over (b) a baseline value determined at the time of the applicable grant. The Par Value is calculated on a periodic basis pursuant to the terms of the LTIP. Accordingly, the Par Value cannot have a minimum or maximum value. See “Compensation Discussion and Analysis — Long-Term Incentive Plan.”

(3)	Because the Value of each PAR granted to our named executive officers does not exceed the initial Value of such PARs the PAR Value was zero as of December 31, 2007. Accordingly, no amounts are recorded in the Grants of Plan-Based Awards Table with respect to any PARs granted to our named executive officers prior to such date.

(4)	As of March 31, 2008, our named executive officers have been granted an aggregate of 190,000 PARs, or 38% of the aggregate number of PARs available for grant under the LTIP.

(5)	In addition to such PARs granted to Mr. Royo during the fiscal year ended December 31, 2007, on February 11, 2008, Mr. Royo was granted an additional 35,000 PARs, each with an initial Value of $49.91.

Outstanding Equity Awards at Fiscal Year-End

We did not grant any stock options or stock appreciation rights to our named executive officers during the year ended December 31, 2007. The following table contains information regarding unexercised options to acquire shares of DHC common stock, which were outstanding as of December 31, 2007 and held by any of our named executive officers.

Option awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options-	Options-	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

William Fitzgerald
Series A	—	3,500	$13.00	7/31/13
	—	7,000	$11.84	8/6/14
William Niles	—	—	—	—
John Orr	—	1,200	$13.00	7/31/13
	—	3,000	$11.84	8/6/14
George Platisa	—	—	—	—
Jose Royo	—	—	—	—

Option Exercises and Stock Vested Table

None of our named executive officers held options to purchase our common stock during the year ended December 31, 2007. The following table sets forth information regarding the exercise of DHC stock options held by any of our named executive officers during the year ended December 31, 2007.

	Option Awards
	Number of
	Shares	Value
	Acquired on	Realized on
Name	Exercise	Exercise ($)

William Fitzgerald
Series A	92,162	1,041,255
	55,410	751,372
William Niles	—	—
John Orr	23,300	288,427
George Platisa	—	—
Jose Royo	—	—

Potential Payments Upon Termination or Change-in-Control

DHC Options

Neither Mr. Fitzgerald nor Mr. Orr is a party to any employment agreement with Liberty Media, DHC or our company pursuant to which such named executive officer would be entitled to receive any severance payments. Pursuant to the Discovery Holding Company Transitional Stock Adjustment Plan, adopted by the DHC board of directors in connection with the 2005 spin-off of DHC from Liberty Media, options to purchase shares of DHC common stock granted to Mr. Fitzgerald and Mr. Orr pursuant thereto will vest in full, and any restrictions thereon will lapse, in the event of Mr. Fitzgerald’s or Mr. Orr’s death or disability, or upon a change of control of DHC. The amounts provided with respect to such options in the “Benefits Payable Upon Termination” table are based on the spread between the exercise price of the applicable award and the closing market price on December 31, 2007 for DHC Series A common stock ($25.14).

Employment Agreements

Each of the employment agreements between Ascent Media and each of Messrs. Royo, Niles and Platisa provide for certain severance payments in the event of the termination of the employment of the applicable named executive officer, with adjustments to be made to such severance payments if such named executive officer’s employment is terminated concurrently with or following a change of control of Ascent Media.

Under each of the employment agreements of Messrs. Royo, Niles and Platisa, a change of control of Ascent Media will be deemed to have occurred if any person or group (other than one or more of DHC, a parent entity of Ascent Media, Mr. Malone and certain affiliates of each, each of which we refer to as an “Ascent Media Permitted Holder”):

(i) acquires, directly or indirectly, all or substantially all of the assets of Ascent Media; or

(ii) becomes the beneficial owner of more than 50% of the aggregate voting power of Ascent Media’s outstanding voting securities, and such person or group beneficially owns a greater percentage of such aggregate voting power than owned in the aggregate by the Ascent Media Permitted Holders, subject to certain exceptions.

Under each such employment agreement, a direct or indirect spin-off of Ascent Media from DHC will not constitute a change in control of Ascent Media.

Termination for Cause

If Ascent Media terminates such a named executive officer’s employment for “Cause,” Ascent Media will have no further liability or obligations under the applicable employment agreement to such named executive officer other than accrued but unpaid base salary, vacation days and expenses. “Cause” is defined in each employment agreement to include: breaches of material obligations under the applicable employment agreement; continued failure to perform the applicable named executive officer’s duties; material violations of company policies or applicable laws and regulations; fraud, dishonesty or misrepresentation; gross negligence in the performance of duties; conviction of felony or crime of moral turpitude; and other misconduct that is materially injurious to the financial condition or business reputation of Ascent Media.

Termination Without Cause

If Ascent Media terminates the employment of Mr. Royo, Mr. Niles or Mr. Platisa, Ascent Media becomes obligated to pay the applicable named executive officer:

(i) accrued but unpaid base salary and vacation time;

(ii) a severance payment equal to:

•	if termination occurs prior to a change of control, as defined in the employment agreement, the named executive officer’s base salary times 2.0; or

•	if termination occurs concurrently with or following such a change of control, the product of 2.5 times the sum of (A) the named executive officer’s base salary and (B) an amount equal to the named executive officer’s average bonus award under the MIP for the preceding two years (or, if greater, 60% of the named executive officer’s target award under the MIP for the year of termination), in each case calculated as a percentage of base salary and applied to the named executive officer’s then current base salary;

(iii) in lieu of any award payable under the MIP with respect to the applicable year of termination:

•	if termination occurs prior to a change of control, as defined in the employment agreement, and (i) on a date that is on or prior to June 30 of the calendar year in which the termination occurs, an amount equal to the named executive officer’s average bonus award under the MIP for the preceding two years, or (ii) on a date that is after June 30 of such calendar year, the greater of the amount determined in item (i) above or an amount equal to the named executive officer’s actual bonus award under the MIP for the applicable year, in each case prorated to the date of termination; or

•	if termination occurs concurrently with or following such change of control, an amount equal to the named executive officer’s average bonus award under the MIP for the preceding two years (or, if greater, 60% of the named executive officer’s target award under the MIP for the year of termination), in each case calculated as a percentage of base salary and applied to the named executive officer’s then current base salary, prorated to the date of termination; and

(iv) incurred but unpaid expenses.

Termination with Good Reason

Subject to certain notice provisions and Ascent Media’s rights with respect to a negotiation period, each named executive officer (other than Mr. Fitzgerald and Mr. Orr) may terminate his employment for “Good Reason” and receive the same payments as if such named executive officer’s employment was terminated without Cause. “Good Reason” is defined in each employment agreement to include a reduction in base salary, a breach by Ascent Media of any material term of the applicable employment agreement, the relocation of the applicable named executive officer’s principal place of employment by more than 35 miles and the failure of the parties to negotiate a new, mutually acceptable employment agreement following a change of control.

Death or Disability

In the event any of Messrs. Royo, Niles or Platisa dies or becomes disabled during such named executive officer’s term of employment, Ascent Media becomes obligated to pay such named executive officer (or his legal representative, as applicable):

(i)	any accrued but unpaid base salary and vacation time;

(ii)	incurred but unpaid expenses; and

(iii)	a lump sum amount equal to such named executive officer’s monthly base salary in effect on the date of termination for the lesser of six months or the remainder of the term of the applicable employment agreement.

Non-Renewal

Each of the employment agreements of Messrs. Royo, Niles and Platisa provides that, absent a prior change of control, if a new employment agreement is not executed to continue the applicable named executive officer’s employment beyond the term of the employment agreement, such named executive officer will be deemed terminated without Cause (except that if such named executive officer does not accept an offered employment agreement on terms at least as favorable as the employment agreement then in effect, such named executive officer shall be entitled to 1.0 times base salary, rather than 2.0 times base salary, as a severance payment).

LTIP

For a description of the LTIP and the PARs granted thereunder, see “Compensation Discussion and Analysis — 2006 Long-Term Incentive Plan”. In the event of a change of control of Ascent Media with respect to each PAR granted to a grantee that remains an employee of Ascent Media or one of its subsidiaries on the date of such change of control:

•	the grantee will become 100% vested in such grantee’s PARs as of the date of such change of control; and

•	the grantee will be deemed to have exercised such grantee’s PARs as of the date of such change of control, with the applicable PAR Value to be determined by the LTIP committee in good faith based on the fair market value of the net proceeds received in connection with the change of control.

Under the LTIP, a “change in control” will be deemed to have occurred if there occurs a change in ownership of Ascent Media or a change in ownership in a substantial portion of Ascent Media’s assets. A change in ownership is deemed to have occurred if any one person, or more than one person acting as a group, acquires more than 50% of the total fair market value or more than 50% of the total voting power of the stock of Ascent Media. However, if any person or group already owns more than 50% of the total fair market value or more than 50% of the total voting power of Ascent Media stock at the time of such acquisition, the acquisition of additional stock by the same person or group is not considered to cause a change in ownership. A change in the ownership of a substantial portion of Ascent Media’s assets is deemed to have occurred if any person or group acquires 40% or more of the total gross fair market value of Ascent Media’s assets. In either case, there is no change in control when there is a transfer to a person that is controlled by the shareholders of Ascent Media immediately after the transfer. Under the LTIP, a direct or indirect spin-off of Ascent Media from DHC will not constitute a change in control of Ascent Media.

Benefits Payable Upon Termination

The following table (i) sets forth benefits that would have been payable to each named executive officer if the employment of such named executive officer had been terminated on December 31, 2007, (ii) assumes that all salary, bonus and expense reimbursement amounts due on or before December 31, 2007 had been paid in full as of such date and (iii) does not include any amounts payable pursuant to the LTIP as the PAR Value of all PARs granted prior to December 31, 2007 was zero on such date. The number of PARs held by our named executive officers that had vested as of December 31, 2007 were (i) 0 vested PARs held by Mr. Fitzgerald, (ii) 25,000 vested PARs held by

Mr. Niles, (iii) 0 vested PARs held by Mr. Orr, (iv) 25,000 vested PARs held by Mr. Platisa and (v) 14,585 vested PARs held by Mr. Royo.

			Termination	Termination
			Without Cause or	Without Cause or
	Voluntary	Termination	for Good Reason	for Good Reason
Name	Termination	for Cause	(Change in Control)	(No Change in Control)	Death	Disability

William Fitzgerald	—	—	$135,590	—	$135,590	$135,590
William Niles
Severance	—	—	$1,430,000	$880,000	$220,000	$220,000
Bonus/MIP	—	—	$132,000	$143,320	—	—
Total	—	—	$1,562,000	$1,023,320	$220,000	$220,000
John Orr	—	—	$54,468	—	$54,468	$54,468
George Platisa
Severance	—	—	$1,543,750	$950,000	$237,500	$237,500
Bonus/MIP	—	—	$142,500	$147,595	—	—
Total	—	—	$1,686,250	$1,097,595	$237,500	$237,500
Jose Royo
Severance	—	—	$653,886	$653,500	—	—
Bonus/MIP	—	—	$70,924	$77,006	—	—
Total	—	—	$724,810	$730,506	—	—

Compensation of Directors

We were formed in connection with the spin-off and did not provide any compensation to our directors prior to the spin-off. It is expected that our directors who are also employees of our company will receive no additional compensation for their services as directors. Each of our non-employee directors will receive compensation for services as a director and, if applicable, for services as a member of any board committee, as will be determined by our board of directors.

Equity Compensation Plan Information

Ascent Media Corporation 2008 Incentive Plan

The following is a description of the material provisions of the Ascent Media Corporation 2008 Incentive Plan (the “incentive plan”). The summary which follows is not intended to be complete, and we refer you to the copy of the incentive plan filed as an exhibit to the Form 10 registration statement of which this information statement is a part.

The incentive plan will be administered by the compensation committee of our board of directors. The incentive plan is designed to provide additional remuneration to certain of our employees and independent contractors for services rendered and to encourage their investment in our capital stock, thereby increasing their proprietary interest in our business. The incentive plan is also intended to (1) attract persons of exceptional ability to become our officers and employees, and (2) induce independent contractors to provide services to us. Employees (including officers and directors) of, and independent contractors providing services to, our company or any of our subsidiaries, will be eligible to participate and may be granted awards under the incentive plan. Awards may be made to any such employee or independent contractor who holds or has held awards under the incentive plan or under any other plan of our company or any of our affiliates. The number of individuals who will receive awards under the incentive plan will vary from year to year and will depend on various factors, such as the number of promotions and our hiring needs during the year, and thus we cannot predict the number of future award recipients.

Because equity-based incentive compensation, following the spin-off, is expected to represent a material component of our executive compensation plan, the spin-off is expected to provide real and significant benefits in regard to our executive compensation objectives. The spin-off will further enhance our ability to attract, retain and provide incentives to qualified personnel, by enabling us to grant equity incentive awards based on our publicly traded equity, which will directly reflect the performance of the businesses of Ascent Media. The spin-off will further enable us to more effectively tailor employee benefit plans and retention programs, when compared with current alternatives, to provide improved incentives to the employees and future hires of our company that will better and more directly align the incentives for our management with their performance.

Under the incentive plan, the compensation committee may grant non-qualified stock options, stock appreciation rights (SARs), restricted shares, stock units, cash awards, performance awards or any combination of the foregoing (collectively, “awards”). The maximum number of shares of our common stock with respect to which awards may be granted under the incentive plan is 2,000,000, subject to anti-dilution and other adjustment provisions of the incentive plan. With limited exceptions, no person will be granted in any calendar year awards under the incentive plan covering more than 500,000 shares of our common stock. In addition, no person may receive payment for cash awards during any calendar year in excess of $2,000,000.

Shares of our common stock issuable pursuant to awards made under the incentive plan will be made available from either authorized but unissued shares of our common stock or shares of our common stock that we have issued but reacquired, including shares purchased in the open market. Shares of our common stock that are subject to (i) any award that expires, terminates or is annulled for any reason without having been exercised, (ii) any award of any SARs that is exercised for cash, and (iii) any award of restricted shares or stock units that shall be forfeited prior to becoming vested, will once again be available for issuance under the incentive plan.

Subject to the provisions of the incentive plan, the compensation committee will be authorized to establish, amend and rescind such rules and regulations as it deems necessary or advisable for the proper administration of the incentive plan and to take such other action in connection with or in relation to the incentive plan as it deems necessary or advisable.

Options.  Non-qualified stock options awarded under the incentive plan will entitle the holder to purchase a specified number of shares of a series of our common stock at a specified exercise price subject to the terms and conditions of the applicable option grant. The exercise price of an option awarded under the incentive plan may not be less than the fair market value of the shares of the applicable series of our common stock as of the day the option is granted. The compensation committee will determine, in connection with each option awarded to a holder: (1) the series and number of shares of our common stock subject to the option, (2) the per share exercise price, (3) whether the exercise price is payable in cash, by check, by promissory note, in whole shares of any series of our common stock, by the withholding of shares of our common stock issuable upon exercise of the option, by cashless exercise, or any combination of the foregoing, (4) other terms and conditions of exercise, (5) restrictions on transfer of the option and (6) other provisions not inconsistent with the incentive plan. Options granted under the incentive plan will generally be non-transferable except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Stock Appreciation Rights.  A SAR awarded under the incentive plan entitles the recipient to receive a payment in stock or cash equal to the excess of the fair market value (on the day the SAR is exercised) of a share of the applicable series of our common stock with respect to which the SAR was granted over the base price specified in the grant. A SAR may be granted to an option holder with respect to all or a portion of the shares of our common stock subject to a related stock option (a “tandem SAR”) or granted separately to an eligible employee or independent contractor (a “free-standing SAR”). Tandem SARs are exercisable only at the time and to the extent that the related stock option is exercisable. Upon the exercise or termination of the related stock option, the related tandem SAR will automatically be cancelled to the extent of the number of shares of our common stock with respect to which the related stock option was so exercised or terminated. The base price of a tandem SAR is equal to the exercise price of the related stock option. Free-standing SARs are exercisable at the time and upon the terms and conditions provided in the relevant agreement. The base price of a free-standing SAR may not be less than the fair market value of a share of the applicable series of our common stock as of the day the SAR is granted. SARs granted under the incentive plan will generally be non-transferable, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Restricted Shares.  Restricted shares are shares of our common stock, or the right to receive shares of our common stock, that become vested and may be transferred upon completion of the restriction period. The compensation committee will determine, and each individual award agreement will provide: (1) whether the restricted shares are issued to the award recipient at the beginning or end of the restriction period, (2) the price, if any, to be paid by the recipient for the restricted shares, (3) if shares are to be issued at the end of the restriction period, whether dividend equivalents will be paid during the restriction period, (4) whether dividends or distributions paid with respect to shares issued at the beginning of the restriction period will be withheld by us and retained during the restriction period, (5) whether the holder of the restricted shares may be paid a cash amount any time after the shares become vested, (6) the vesting date or vesting dates (or basis of determining the same) for the award and (7) other terms and conditions of the award. Upon the applicable vesting date, all or the applicable portion of restricted shares will vest, any retained distributions or unpaid dividend equivalents with respect to the restricted shares will vest to the extent that the restricted shares related thereto have vested, and any cash amount to be received by the holder with respect to the restricted shares will become payable, all in accordance with the terms of the individual award agreement. The compensation committee may permit a holder to elect to defer delivery of any restricted shares that become vested and any related cash payments or dividend equivalents, provided that such deferral elections are made in accordance with Section 409A of the Code.

Stock Units.  The compensation committee will be authorized to award units based upon the fair market value of shares of any series of our common stock under the incentive plan. The compensation committee has the power to determine the terms, conditions, restrictions, vesting requirements and payment rules for awards of stock units, including whether the holder may elect to defer payment of vested stock units in accordance with Section 409A of the Code.

Cash Awards.  The compensation committee will also be authorized to provide for the grant of cash awards under the incentive plan. A cash award is a bonus paid in cash that may be based upon the attainment of one or more performance goals that have been established by the compensation committee, if any. The terms, conditions and limitations applicable to any cash awards will be determined by the compensation committee.

Performance Awards.  At the discretion of the compensation committee, any of the above-described awards, including cash awards, may be designated as a performance award. Performance awards are contingent upon performance measures applicable to a particular period, as established by the compensation committee and set forth in individual agreements, based upon any one or more of certain business criteria specified in the incentive plan, including, but not limited to:

•	increased revenue;

•	net income measures (including income after capital costs and income before or after taxes);

•	stock price measures (including growth measures and total stockholder return);

•	price per share of our common stock;

•	earnings per share (actual or targeted growth); or

•	earnings before interest, taxes, depreciation and amortization (EBITDA).

Performance measures may apply to the award recipient, to one or more business units, divisions or subsidiaries of our company or the applicable sector of our company, or to our company as a whole. Goals may also be based on performance relative to a peer group of companies. If the compensation committee intends for the performance award to be granted and administered in a manner that preserves the deductibility of the compensation resulting from such award in accordance with Section 162(m) of the Code, among other requirements set forth in Section 162(m) of the Code and the Treasury Regulations promulgated thereunder, the applicable performance goals must be established in writing (1) no later than 90 days after the commencement of the period of service to which the performance goals relate and (2) prior to the completion of 25% of such period of service. The compensation committee will have no discretion to modify or waive such performance goals to increase the amount of compensation payable that would otherwise be due upon attainment of the goal, unless the applicable award is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code and the relevant agreement provides for such discretion. Section 162(m) of the Code generally disallows deductions for compensation in excess of $1 million for some executive officers unless the awards meet the requirements for being performance-based.

Awards Generally.  Awards under the incentive plan may be granted either individually, in tandem or in combination with each other. Where applicable, the securities underlying, or relating to, awards granted under the incentive plan may be shares of our Series A, Series B or Series C common stock, as provided in the relevant grant. Under certain conditions, including the occurrence of certain approved transactions, a board change or a control purchase (all as defined in the incentive plan), options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise. At the time an award is granted, the compensation committee will determine, and the relevant agreement will provide for, any vesting or early termination, upon a holder’s termination of employment with our company, of any unvested options, SARs, stock units or restricted shares and the period during which any vested options, SARs and stock units must be exercised. Unless otherwise provided in the relevant agreement, (1) no option or SAR may be exercised after its scheduled expiration date, (2) if the holder’s service terminates by reason of death or disability (as defined in the incentive plan), his or her options or SARs shall remain exercisable for a period of at least one year following such termination (but not later than the scheduled expiration date) and (3) any termination of the holder’s service for “cause” (as defined in the incentive plan) will result in the immediate termination of all options, SARs and stock units and the forfeiture of all rights to any restricted shares retained distributions, unpaid dividend equivalents and related cash amounts held by such terminated holder. If a holder’s service terminates due to death or disability, options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise.

Adjustments.  The number and kind of shares of our common stock which may be awarded or otherwise made subject to awards under the incentive plan, the number and kind of shares of our common stock covered by outstanding awards and the purchase or exercise price and any relevant appreciation base with respect to any of the foregoing are subject to appropriate adjustment in the discretion of the compensation committee, as the compensation committee deems equitable, in the event (1) we subdivide the outstanding shares of any series of our common stock into a greater number of shares of such series of common stock, (2) we combine the outstanding shares of any series of our common stock into a smaller number of shares of such series of common stock or (3) there is a stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase any series of our common stock, or any other similar corporate event (including mergers or consolidations other than approved transactions (as defined in the incentive plan)).

Amendment and Termination.  The incentive plan will terminate on the tenth anniversary of its effective date, unless earlier terminated by the compensation committee. The compensation committee may suspend, discontinue, modify or amend the incentive plan at any time prior to its termination. However, before an amendment may be made that would adversely affect a participant who has already been granted an award, the participant’s consent must be obtained, unless the change is necessary to comply with Section 409A of the Code.

Plan Benefits.  Due to the nature of the incentive plan and the discretionary authority afforded the compensation committee in connection with the administration thereof, we cannot determine or predict the value, number or type of awards to be granted pursuant to the incentive plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Prior to the spin-off, all of the outstanding shares of our common stock will be owned by DHC. The following table sets forth, to the extent known by us or ascertainable from public filings, the anticipated beneficial ownership of our common stock immediately following the distribution by each person or entity (other than certain of our directors and executive officers, whose ownership information follows) known by us to own more than five percent of the outstanding shares of DHC common stock.

The percentage ownership information is based upon 268,093,917 shares of DHC Series A common stock and 13,138,236 shares of DHC Series B common stock outstanding as of May 31, 2008 and assumes a distribution ratio of one share of our common stock for every twenty shares of DHC common stock.

	Title of	Amount and Nature of		Percent of	Voting
Name and Address of Beneficial Owner	Class	Beneficial Ownership		Class	Power

Harris Associates L.P.	Series A	1,346,852	(1)	10.0%	6.7%
Two North LaSalle Street Suite 500 Chicago, IL 60602
T. Rowe Price Associates, Inc.	Series A	774,563	(2)	5.8%	0.7%
100 E. Pratt Street Baltimore, MD 21202
John C. Malone	Series A	114,878	(3)(4)	*	31.0%
	Series B	609,349	(3)	92.3%
Robert R. Bennett	Series A	16,393	(5)(6)(7)	*	4.1%
	Series B	83,401	(6)(7)	11.27%

*	Less than one percent.
(1)	Such projected amount is based upon Amendment No. 3 to the Schedule 13G dated February 12, 2008, filed by Harris Associates L.P., an investment adviser, and its general partner, Harris Associates Inc., with respect to DHC’s Series A common stock. Harris Associates would be deemed to be the beneficial owner of 1,346,852 shares of our Series A common stock, as a result of acting as investment adviser. Harris Associates would have shared voting power over 1,236,566 shares of our Series A common stock.
(2)	Such projected amount is based upon Amendment No. 1 to the Schedule 13G dated February 14, 2008, filed by T. Rowe Price Associates, Inc., an investment adviser, with respect to DHC’s Series A common stock. T. Rowe Price would be deemed to be the beneficial owner of 774,563 shares of our Series A common stock. T. Rowe Price would have sole voting power over 774,563 shares of our Series A common stock.
(3)	Such projected amount will include 24,044 shares of our Series A common stock and 17,047 shares of our Series B common stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.
(4)	Such projected amount will include 16 and 60,896 shares of our Series A common stock held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.
(5)	Such projected amount will include 134 shares of our Series A common stock held by the Liberty Media 401(k) Savings Plan.
(6)	Such projected amount includes beneficial ownership of shares that may be acquired upon exercise of stock options exercisable within 60 days after May 31, 2008. See “The Spin-Off — Effect of the Spin-Off on Outstanding DHC Options.”
(7)	Such projected amount will include 5,491 shares of our Series A common stock and 2 shares of our Series B common stock owned by Hilltop Investments, Inc., which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

Security Ownership of Management

Prior to the spin-off, all of the outstanding shares of our common stock will be owned by DHC. The following table sets forth the anticipated beneficial ownership of shares of our Series A and Series B common stock immediately following the distribution by each of our directors and named executive officers, and by all of our directors and executive officers as a group.

The percentage ownership information is based upon 268,093,917 shares of DHC Series A common stock and 13,138,236 shares of DHC Series B common stock outstanding as of May 31, 2008 and assumes a distribution ratio of one share of our common stock for every twenty shares of DHC common stock.

Percent
Name of		Amount and Nature of		of
Beneficial Owner	Title of Class	Beneficial Ownership		Class	Voting Power
(In thousands)

William Fitzgerald	Series A	11	(1)	*	*
	Series B	—		—
Brian Mulligan	Series A	—		—	—
	Series B	—		—
William Niles	Series A	—		—	—
	Series B	—		—
John Orr	Series A	77(2)		*	*
	Series B	—
George Platisa	Series A	—		—	—
	Series B	—		—
Michael Pohl	Series A	—		—	—
	Series B	—		—
Jose Royo	Series A	—		—	—
	Series B	—		—
All directors and officers as a group	Series A	88		*	*
	Series B	—		—

*	Less than one percent

(1)	Such projected amount reflects beneficial ownership of shares of our Series A common stock held by the Liberty Media 401(k) Savings Plan, had the spin-off been consummated on May 31, 2008.

(2)	Such projected amount includes beneficial ownership of 10 shares held by a joint account in favor of Mr. Orr and his wife and 67 shares of our Series A common stock held by the Liberty Media 401(k) Savings Plan, had the spin-off been consummated on May 31, 2008.

Change of Control

Other than as contemplated by the spin-off, we know of no arrangements, including any pledge by any person of its securities, the operation of which may at a subsequent date result in a change in control of our company. For more information about the spin-off, please see “The Spin-Off.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We expect that our board of directors will adopt a formal written policy for the review, approval or ratification of any transactions or arrangements involving related parties. All of our directors, executive officers and employees will be subject to the policy and will be asked to promptly report any such related party transaction. No related party transaction will be effected without the approval of the independent committee of the board designated by the board to address such actual or potential conflicts. Directors will be asked to recuse themselves from any discussion or decision by the board or a board committee that involves or affects their personal, business or professional interests.

CERTAIN INTER-COMPANY AGREEMENTS

Agreements with DHC

Following the spin-off, our company and DHC will operate independently, and neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between our company and DHC (and certain subsidiaries thereof) after the spin-off and to provide mechanisms for an orderly transition, we and DHC (and certain subsidiaries thereof) are entering into certain agreements, the terms of which are summarized below.

In addition to the agreements described below, we anticipate entering into, from time to time, agreements and arrangements with Discovery and certain of its related entities, in connection with, and in the ordinary course of, our business. For the years ended December 31, 2007, 2006 and 2005, we recorded revenue of $41,216,000, $33,741,000 and $34,187,000, respectively, earned from Discovery for providing services such as satellite uplink, systems integration, origination and post-production.

Reorganization Agreement

On June 4, 2008, we entered into a reorganization agreement with DHC and Ascent Media to provide for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and DHC with respect to and resulting from the spin-off.

The reorganization agreement provides that, on or prior to the record date for the spin-off:

•	DHC will transfer to us, or cause its subsidiaries to transfer to us, all of the outstanding ownership interests in Ascent Media and AccentHealth, as well as all or substantially all of DHC’s excess cash and investment securities;

•	Ascent Media will transfer to DHC, or a subsidiary of DHC, all of the outstanding ownership interests in Ascent Sound; and

•	We and Ascent Media will assume all or substantially all known monetary obligations of DHC (other than any liabilities relating to Ascent Sound) outstanding at or before the effectiveness of the Discovery Transaction, including all obligations of DHC under the services agreement with Liberty Media and all out-of-pocket costs (including the fees and expenses of attorneys and accountants) incurred by DHC and its subsidiaries through the effectiveness of the Discovery Transaction in connection with the spin-off and related matters.

The reorganization agreement also provides for mutual indemnification obligations, which are designed to make our company financially responsible for substantially all liabilities that may exist relating to the business of Ascent Media and AccentHealth, whether incurred prior to or after the spin-off, as well as those obligations of DHC assumed by us pursuant to the reorganization agreement, and to make DHC financially responsible for any liabilities relating to the business of Ascent Sound, whether incurred prior to or after the spin-off, as well as any obligations of DHC other than those assumed by us pursuant to the reorganization agreement. For the avoidance of doubt, the liabilities of DHC to be assumed by us pursuant to the reorganization agreement shall not include any liability of or related to Discovery or any of its subsidiaries.

In addition, the reorganization agreement provides for each of our company and DHC to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the spin-off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

The reorganization agreement may be terminated, and the spin-off may be abandoned, at any time prior to the date of the spin-off, by and in the sole discretion of the DHC board of directors, without the approval of DHC’s shareholders or anyone else. In such event, DHC will have no liability to any person under the reorganization agreement or any obligation to effect the spin-off.

This summary is qualified by reference to the full text of the reorganization agreement, a copy of which has been filed as an exhibit to the Form 10 registration statement of which this information statement is a part.

Tax Sharing Agreement

On or before the date of the spin-off, we will enter into a tax sharing agreement with DHC that governs DHC’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

The results of our operations and those of our eligible subsidiaries are currently reflected in DHC’s consolidated return for U.S. federal income tax purposes and certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, for periods (or portions thereof) beginning after the spin-off, we will not join with DHC in the filing of any federal, state, local or foreign consolidated, combined or unitary tax returns.

Under the tax sharing agreement, except as described below, DHC will be responsible for (i) all U.S. federal, state, local and foreign income taxes attributable to DHC or any of its subsidiaries for any tax period that begins after the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period after the date of the spin-off), other than such taxes arising as a result of the spin-off and related internal restructuring of DHC, (ii) all taxes arising as a result of the spin-off to the extent such taxes arise as a result of any breach on or after the date of the spin-off of any representation, warranty, covenant or other obligation of DHC or of a subsidiary or shareholder of DHC made in connection with the issuance of the tax opinion relating to, among other things, the qualification of the spin-off as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes or in the tax sharing agreement, and (iii) all taxes arising as a result of such internal restructuring of DHC to the extent such taxes arise as a result of any action undertaken after the date of the spin-off by DHC or a subsidiary or shareholder of DHC. We will be responsible for all taxes attributable to us or one of our subsidiaries, whether accruing before, on or after the spin-off (other than any such taxes for which DHC is responsible under the tax sharing agreement), as well as (i) all taxes attributable to DHC or any of its subsidiaries (other than Discovery) for any tax period that ends on or before the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period on or before the date of the spin-off), other than such taxes arising as a result of the spin-off and related internal restructuring of DHC and (ii) all taxes arising as a result of the spin-off or the internal restructuring of DHC to the extent such taxes are not the responsibility of DHC under the tax sharing agreement.

DHC will have no obligation to compensate us for any tax losses or other attributes created on or before the date of the spin-off, except that DHC will be required to reimburse us for any tax benefit attributable to the utilization, in any period after the date of the spin-off, of any tax losses or other attributes existing on or before the date of the spin-off, to the extent that we have previously indemnified DHC for any taxes or other amounts for which we are responsible under the tax sharing agreement. In addition, we may offset any such tax benefit attributable to the utilization by DHC of such losses or other attributes against any such obligation for taxes or other amounts pursuant to the tax sharing agreement for which we would otherwise have to indemnify DHC.

We will be responsible for preparing and filing all tax returns that include us or one of our subsidiaries other than any consolidated, combined or unitary income tax return that includes us or one of our subsidiaries, on the one hand, and DHC or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and we will have the authority to respond to and conduct all tax proceedings, including tax audits, involving any taxes or any deemed adjustment to taxes reported on such tax returns. DHC will be responsible for preparing and filing all consolidated, combined or unitary income tax returns that include us or one of our subsidiaries, on the one hand, and DHC or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and DHC will have the authority to respond to and conduct all tax proceedings, including tax audits, relating to taxes or any deemed adjustment to taxes reported on such tax returns. We will be entitled to participate in any tax proceeding involving any taxes or deemed adjustment to taxes for which we may be liable under the tax sharing agreement. The tax sharing agreement further provides for cooperation between DHC and our company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

Finally, in the tax sharing agreement, we have agreed to comply with all covenants and agreements made in connection with the issuance of the tax opinion to be delivered to DHC by Skadden, Arps, Slate, Meagher & Flom LLP relating to, among other things, the qualification of the spin-off as a transaction described under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

This summary is qualified by reference to the full text of the tax sharing agreement, a form of which will be filed as an exhibit to the Form 10 registration statement of which this information statement is a part.

Services Agreement

On or before the date of the spin-off, Ascent Media will enter into a services agreement with Ascent Sound, which, following consummation of the transactions contemplated by the reorganization agreement, will be a subsidiary of DHC and not a subsidiary of our company. Pursuant to the services agreement Ascent Media will provide and/or make available to Ascent Sound, for the one-year period beginning on the date of the spin-off, certain specified services and benefits, including:

•	accounting and finance services, including general ledger, cash management, purchasing, collections and payables;

•	human resources services;

•	information technology services;

•	payroll services; and

•	real estate management services.

In consideration for such services, Ascent Sound will pay Ascent Media a fee of $1 million. The services fee will be payable quarterly in advance, will be fully-earned by us upon the execution and delivery of the services agreement, and will not be refundable. Ascent Sound will also reimburse Ascent Media for any out-of-pocket expenses we incur in providing such services.

In addition, during the term of the services agreement, Ascent Media will make cash advances to Ascent Sound from time to time, in an aggregate principal amount not to exceed $1.5 million, as reasonably required to meet Ascent Sound’s current payroll and to pay third-party vendors in the ordinary course of its business. Such advances will be due and payable in full on the first anniversary of the spin-off and will bear interest at the prime rate as published from time to time by The Wall Street Journal, calculated on an average daily balance basis.

The personnel performing services for Ascent Sound under the services agreement will be employees and/or independent contractors of Ascent Media and will remain under Ascent Media’s direction and control. Ascent Media and Ascent Sound will each agree not to solicit employees of the other for the two year period following the spin-off.

The services agreement will also contain customary mutual indemnification provisions.

Any extension or renewal of the services agreement beyond the first year following the spin-off will be subject to the mutual agreement of our company and Ascent Sound, including without limitation mutual agreement as to the compensation and other terms and conditions thereunder.

DESCRIPTION OF OUR CAPITAL STOCK

The following information reflects our certificate of incorporation and bylaws as these documents will be in effect at the time of the spin-off.

Authorized Capital Stock

Our authorized capital stock consists of one hundred million (100,000,000) shares, of which ninety five million (95,000,000) shares are designated common stock, par value $0.01 per share, and five million (5,000,000) shares are designated preferred stock, par value $0.01 per share. Our common stock is divided into three series. We have authorized forty five million (45,000,000) shares of Series A common stock, five million (5,000,000) shares of Series B common stock, and forty five million (45,000,000) shares of Series C common stock.

Immediately following the spin-off, we expect to have approximately 13,404,695 shares of our Series A common stock and approximately 656,911 shares of our Series B common stock outstanding, based upon the number of shares of DHC Series A common stock and Series B common stock outstanding on May 31, 2008. No shares of our Series C common stock or preferred stock will be outstanding immediately following the spin-off.

Our Common Stock

The holders of our Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our shareholders, including elections of directors. The holders of our Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of our Series C common stock is required by Delaware law, the holders of our Series C common stock will be entitled to 1/100th of a vote for each share held. Our charter does not provide for cumulative voting in the election of directors.

The separate consent of the holders of at least 75% of our outstanding Series B common stock, voting together as a separate class, is required to approve certain distributions of our common stock and certain related amendments to our certificate of incorporation. For a description of the circumstances in which such separate consent would be required, see “— Distributions.”

Dividends; Liquidation

Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under “— Distributions,” whenever a dividend is paid to the holders of one of our series of common stock, we will also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see “— Dividend Policy.”

Conversion

Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock and Series C common stock are not convertible.

Distributions

Subject to the exception provided below, distributions made in shares of our Series A common stock, our Series B common stock, our Series C common stock or any other security with respect to our Series A common stock, our Series B common stock or our Series C common stock may be declared and paid only as follows:

•	a share distribution (1) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of shares of our Series B common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (3) consisting of shares of our Series C common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (4) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and, on an equal per share basis, shares of our Series B common stock (or securities convertible therefor) to holders of our Series B common stock and, on an equal per share basis, shares of our Series C common stock (or securities convertible thereof) to holders of our Series C common stock; and

•	a share distribution consisting of any class or series of securities of our company or any other person, other than our Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of our Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of our Series A common stock, Series B common stock and Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of our common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of our common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of our common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of our Series A common stock and Series C common stock, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of our Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of our common stock, and provided further that, in each case, the distribution is otherwise made on a equal per share basis.

In addition, no share distribution of voting stock may be declared or paid if the securities (or securities convertible therefor) to be received by the holders of our Series B common stock consist of securities (or securities convertible therefor) having a per share voting power of less than ten times the per share voting power of the securities (or securities convertible therefor) received in such distribution by holders of our Series A and Series C common stock, unless such share distribution has been consented to by at least 75% of the outstanding shares of Series B common stock, voting as a separate class (who may for this purpose act by written consent).

We may not reclassify, subdivide or combine any series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

Any amendment of our certificate of incorporation which has the effect of reclassifying or recapitalizing our common stock in a manner which results in the holders of our Series B common stock receiving or holding securities having per share voting power of less than ten times the per share voting power of any other class or series of common stock having general voting rights will, in addition to any other approval requirements necessary to amend our certificate of incorporation, also require the consent of the holders of at least 75% of the shares of Series B common stock outstanding (who may for this purpose act by written consent).

In addition, any amendment to our certificate of incorporation which amends or changes the foregoing distribution provisions or reclassification provisions will also require the consent of the holders of 75% of the shares of Series B common stock outstanding (who may act for this purpose by written consent).

The foregoing distribution provisions, together with the consent right of the Series B holders described above, were structured to ensure that all holders of our common stock are treated proportionately in a distribution, while protecting the relative voting rights associated with each series of our common stock. The distribution provisions permit holders of each series to receive a distribution of shares of the respective series held because such a distribution would not affect any single series’ relative voting rights. The distribution provisions also permit any of Series A, Series B and Series C shares to be distributed to all holders of our common stock, subject to the Series B consent right described above. The purpose of this consent right is to provide our company with flexibility in structuring a share distribution while still protecting the relative voting power of the holders of our Series B common stock. The voting power of our Series B holders would be diluted by a distribution of Series B shares to holders of a lower voting or non-voting series of our stock. Similarly, were our Series B holders to receive a distribution of securities with the same per share voting rights as holders of our lower voting or non-voting series of stock, our Series B holders would also be subject to dilution. The Series B consent right provides our Series B holders with the opportunity to block any such dilutive event. The foregoing distribution provisions, together with the Series B consent right, also replicate, to the extent practicable, these protections with respect to distributions of other securities (including those not issued by our company).

Liquidation and Dissolution

In the event of our liquidation, dissolution and winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our common stock.

Our Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of authorized shares of the series, which number our board may thereafter increase or decrease but not below the number of such shares then outstanding;

•	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative;

•	the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

•	the voting rights, if any, of the holders of the series;

•	the terms and conditions, if any, for us to purchase or redeem the shares; and

•	any other relative rights, preferences and limitations of the series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock our board may determine not to seek shareholder approval.

Three series of preferred stock have been authorized in connection with our Shareholder Rights Plan described below. In addition, although our board of directors has no intention at the present time of doing so, it could in the future issue an additional series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our company and our shareholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-current market price of the stock.

Shareholder Rights Plan

Our board of directors has approved the adoption of a shareholder rights plan that will include the terms and provisions described below. As contemplated by the shareholder rights plan, the distribution of our common stock to DHC stockholders of record on the record date for the spin-off will include:

•	one preferred share purchase right (which we refer to as a “Series A right”) for each outstanding share of our Series A common stock, which Series A right will entitle the registered holder to purchase from us one one — thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the “Series A junior preferred stock”), at a purchase price of $100.00 per one one-thousandth of a share, subject to adjustment; and

•	one preferred share purchase right (which we refer to as a “Series B right”) for each outstanding share of our Series B common stock, which Series B right will entitle the registered holder to purchase from us one one — thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the “Series B junior preferred stock”), at a purchase price of $100.00 per one one-thousandth of a share, subject to adjustment.

In the event that we issue shares of our Series C common stock, such shares will include one preferred share purchase right (which we refer to as a Series C right and, collectively with the Series A rights and Series B rights, the “rights”) for each share of Series C common stock issued, which Series C right will entitle the registered holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock, at a purchase price of $100.00 per one one-thousandth of a share, subject to adjustment.

The description and terms of the rights will be set forth in a Rights Agreement, between us and Computershare Trust Company, N.A., as Rights Agent, a form of which has been filed as an exhibit to the Form 10 of which this information statement is a part. The following description of the rights is qualified in its entirety by reference to the Rights Agreement.

Separation and Distribution of Rights; Exercisability.  The Series A rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of our Series A common stock distributed in the spin-off or issued thereafter, the Series B rights will be attached to all Series B certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of our Series B common stock distributed in the spin-off or issued thereafter and the Series C rights will be attached to all Series C certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of Series C Stock, if and when such shares are issued, and no separate rights certificates will be distributed with respect to any of the rights at such time. The rights will separate from our common stock on the rights distribution date, which will occur upon the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons has become an “acquiring person”; and

•	10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an “acquiring person”) following the commencement by any person of, or the announcement by any person of an intention to make, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an “acquiring person.”

Except in certain situations, a person or group of affiliated or associated persons becomes an “acquiring person” upon acquiring beneficial ownership of our outstanding common stock representing in the aggregate [     ] percent or more of the shares of our common stock then outstanding. For purposes of the shareholder rights plan, “group” generally means any group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

The rights agreement provides that, until the rights distribution date (or earlier expiration of the rights), the rights will be evidenced by and transferred with (and only with) the stock certificates or book-entry notation representing the Series A common stock, Series B common stock or Series C common stock to which they are attached. Until the rights distribution date (or earlier expiration of the rights), common stock certificates will contain a notation incorporating the rights agreement by reference. Until the rights distribution date (or earlier expiration of the rights), the transfer of any shares of Series A common stock, Series B common stock or Series C common stock outstanding will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate or book-entry notation. As soon as practicable following any occurrence of a rights distribution date, separate certificates evidencing the rights related to the applicable series of common stock (which we refer to as right certificates) will be mailed to holders of record of our common stock as of the close of business on the rights distribution date and such separate right certificates alone will evidence the rights.

The rights are not exercisable unless and until a rights distribution date occurs. The rights will expire ten years after the date of the spin-off, unless such date is advanced or extended or unless the rights are earlier redeemed or exchanged by us, in each case as described below.

Anti-dilution Adjustments.  The applicable purchase price payable, the number of shares of the applicable series of junior preferred stock or other securities or property issuable upon the exercise of the rights, and the number of applicable rights outstanding are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of junior preferred stock;

•	if any person acquires, or obtains the right to subscribe for or purchase the applicable junior preferred stock at a price, or securities convertible into the applicable junior preferred stock with a conversion price, less than the then current market price of the applicable junior preferred stock; or

•	upon the distribution to holders of the applicable series of junior preferred stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in junior preferred stock) or subscription rights or warrants.

The number of outstanding rights are also subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of the applicable series of common stock, in each case until a rights distribution date occurs.

Dividend and Liquidation Rights of the Junior Preferred Stock.  No shares of any series of junior preferred stock purchasable upon exercise of the rights will be redeemable. Each share of the applicable series of junior preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $10 per share and (2) an amount equal to 1,000 times the dividend (other than dividends payable in the related series of common stock) declared per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. In the event of our liquidation, dissolution or winding up, the holders of each series of junior preferred stock will be entitled in priority to the holders of common stock to a minimum preferential payment equal to the greater of (1) $10 per share (plus any accrued but unpaid dividends and distributions) and (2) an amount equal to 1,000 times the payment made per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. Each share of the applicable series of junior preferred stock will have 1,000 times the number of votes as each share of the corresponding common stock on all matters which the corresponding common stock is entitled, voting together with the applicable series of common stock. Upon any merger, consolidation or other transaction in which shares of our Series A common stock or Series B common stock or Series C common stock are converted or exchanged, each share of the corresponding series of junior preferred stock will be entitled to receive 1,000 times the amount received per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. These rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights of each series of junior preferred stock, the value of the fractional share of Series A junior preferred stock purchasable upon exercise of each Series A right and the value of the fractional share of Series B junior preferred stock purchasable upon exercise of each Series B right, should approximate the value of one share of our Series A common stock and Series B common stock, respectively.

Flip-in and Flip-Over Events.  In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a Series A right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series A right shares of Series A common stock, each holder of a Series B right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series B right shares of Series B common stock, and if shares of Series C common stock are issued, each holder of a Series C right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series C right shares of Series C common stock, in each case, having a market value equal to two times the exercise price of the Series A right, Series B right or Series C right, as the case may be. The events described in this paragraph are referred to as “flip-in events.”

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Series A right, Series B right or a Series C right (other than rights beneficially owned by an acquiring person, which will have become void) will have the right to receive upon exercise of Series A rights, Series B rights or Series C rights shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Series A right, the Series B right or the Series C right, as the case may be. The events described in this paragraph, are referred to as “flip-over” events.

Exchange of the Rights.  At any time after any person or group becomes an acquiring person and prior to the earlier of the occurrence of a flip-over event or the acquisition by the person or group of shares of our common stock representing, in the aggregate, 50% or more of our outstanding voting power, our board of directors may, without payment of the purchase price by the holder, cause the exchange of the rights (other than the rights beneficially owned by the acquiring person, which will become void), in whole or in part, for shares of the corresponding series of common stock (or in some circumstances junior preferred stock) at an exchange ratio of one share of the corresponding series of common stock (or junior preferred stock of equivalent value) for each right, subject to adjustment.

Redemption of Rights.  At any time prior to the time a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, payable, at our option, in cash, shares of common stock or other consideration deemed appropriate by our board of directors. The redemption of the rights may be made effective at the time, on the basis and with the conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendment of Rights.  For so long as the rights are redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner without approval of the holders of our common stock. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

No Rights as Stockholder.  Until a right is exercised or exchanged, the holder of the rights, as such, will not have any rights as a stockholder of our company, including, without limitation, any right to vote or to receive dividends.

Tax Considerations.  See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off — Material Tax Considerations of the Distribution of the Rights.”

Dividend Policy

We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Board of Directors

Our certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors shall not be less than three or more than nine, with the exact number to be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of our board then in office. Initially, the board will consist of five members. The members of our board are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our shareholders in 2009. The term of office of our Class II directors expires at the annual meeting of our shareholders in 2010. The term of office of our Class III director expires at the annual meeting of our shareholders in

2011. At each annual meeting of our shareholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of our shareholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

Our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, as to directors elected by such holders, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of our outstanding capital stock entitled to vote at an election of directors (including the holders of any preferred stock entitled to elect any directors), voting together as a single class.

Our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting our board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of our preferred stock with respect to any additional director elected by the holders of that series of our preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Shareholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that, except as provided in the terms of any series of preferred stock and in other limited circumstances in which the separate consent of the holders of the Series B common stock is required, stockholder action may only be taken at an annual meeting or special meeting of shareholders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our shareholders for any purpose or purposes may be called only by our Secretary at the request of at least 75% of the members of our board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

Advance Notice Procedures

Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders.

Shareholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our bylaws. To be timely, the notice must be received at our corporate headquarters not less than 60 days nor more than 90 days prior to the first anniversary of the date of the prior year’s annual meeting of shareholders (or, in the case of our first annual meeting, the preceding year’s annual meeting for DHC). If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be received not earlier than the 100th day prior to the annual meeting and not later than the later of the 70th day prior to the annual meeting and the 10th day following the day on which we notify shareholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of shareholders called to elect directors, the shareholder notice must be received not earlier than 90 days prior to the special meeting and not later than the later of the 60th day prior to the special meeting and the 10th day following the day on which we notify shareholders of the date of the special meeting, either by mail or other public disclosure.

The public announcement of an adjournment or postponement of a meeting of our shareholders does not commence a new time period (or extend any time period) for the giving of any such shareholder notice. However, if the number of directors to be elected to our board at an annual meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting (or, in the case of our first meeting, the preceding year’s annual meeting for DHC), a shareholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our Secretary at our offices not later than the close of business on the 10th day following the day on which we first make the relevant public announcement.

Amendments

Our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock and subject to obtaining the consent of the holders of 75% or more of the outstanding shares of Series B common stock (who may act by written consent in such circumstances) in the case of certain amendments described above under “Our Common Stock — Distributions,” the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing 80% voting power requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of our shareholders or (2) which has been approved by at least 75% of the members of our board then in office. Our certificate of incorporation further provides that the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “— Amendments” above, our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our shareholders, voting together as a single class, is required for:

•	our merger or consolidation with or into any other corporation or a business combination involving our company, provided that the foregoing voting provision shall not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of our shareholders, or (2) that at least 75% of the members of our board of directors then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of our assets, provided that the foregoing voting provisions shall not apply to any such sale, lease or exchange that at least 75% of the members of our board of directors then in office have approved; or

•	our dissolution, provided that the foregoing voting provision shall not apply to such dissolution if at least 75% of the members of our board of directors then in office have approved such dissolution.

Corporate Opportunities

Our certificate of incorporation provides that if one of our directors or officers acquires knowledge of a potential transaction or matter that may be a business opportunity for our company, such director or officer will to the fullest extent permitted by law have no liability to us related to such person’s failure to refer or communicate such opportunity to us, unless:

•	such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of our company or as a director or officer of any of our subsidiaries, and

•	such opportunity relates to a line of business in which our company or any of our subsidiaries is then directly engaged.

Any person becoming a stockholder in our company will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. In our certificate of incorporation, we have elected not to be governed by Section 203.

Transfer Agent and Registrar

Computershare Trust Company, N.A. will be the transfer agent and registrar for our common stock:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: (877) 453-1510

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, such as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of any actions by or in the right of the corporation, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of shareholders or disinterested directors or otherwise.

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and losses suffered and expenses (including attorneys’ fees) incurred by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with certain undertakings. Notwithstanding the foregoing, our certificate of incorporation provides that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors. Such rights are not exclusive of any other right that any person may have or thereafter acquire under any statute, provision of our certificate of incorporate, bylaws, agreement, vote of shareholders or disinterested directors or otherwise. No amendment, modification or repeal of such provision will in any way adversely affect any right or protection thereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. We intend to enter into indemnification agreements with each of our directors and officers. A form of indemnification agreement approved by our board of directors is included as an exhibit to the Form 10 registration statement of which this information statement is a part.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

INDEPENDENT AUDITORS

The audit committee of DHC’s board of directors has selected KPMG LLP as our independent auditors for the year ended December 31, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

Investor Relations
ASCENT MEDIA CORPORATION
12300 Liberty Blvd.
Englewood, Colorado 80112
Telephone: (720) 875-5622

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

For additional information regarding DHC and its subsidiaries, you may review copies of DHC’s periodic reports, proxy statements and other information publicly filed by DHC at the SEC’s public reference room or on the SEC’s website, and you may contact DHC at the contact information set forth therein.

You may request a copy of any of DHC’s filings with the SEC at no cost, by writing or telephoning the office of:

Investor Relations
DISCOVERY HOLDING COMPANY
12300 Liberty Blvd.
Englewood, CO 80112
Telephone: (877) 772-1518

For more information regarding Ascent Media, see Ascent Media’s website at www.ascentmedia.com.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

ASCENT MEDIA GROUP

Condensed Combined Balance Sheets

	March 31,	December 31,
	2008	2007
	Amounts in thousands (Unaudited)

Assets
Current assets:
Cash and cash equivalents	$218,625	201,633
Trade receivables, net	162,648	134,120
Prepaid expenses	14,316	13,658
Deferred income tax assets, net	11,151	11,150
Other current assets	3,558	2,915

Total current assets	410,298	363,476
Investments in marketable securities	—	23,545
Property and equipment, net	258,512	265,123
Goodwill (note 5)	127,293	127,293
Deferred income tax assets, net	32,816	32,928
Other assets, net	18,099	18,621

Total assets	$847,018	830,986

Liabilities and Parent’s Investment
Current liabilities:
Accounts payable	$47,970	25,761
Accrued payroll and related liabilities	21,338	24,594
Other accrued liabilities	34,906	34,897
Deferred revenue	23,043	24,492
Income taxes payable	15,788	12,764

Total current liabilities	143,045	122,508
Other liabilities	21,081	21,582

Total liabilities	164,126	144,090

Commitments and contingencies (note 7)
Parent’s investment:
Parent’s investment	1,437,545	1,437,520
Accumulated deficit	(765,852)	(761,337)
Accumulated other comprehensive earnings	11,199	10,713

Total parent’s investment	682,892	686,896

Total liabilities and parent’s investment	$847,018	830,986

See accompanying notes to condensed combined financial statements.

ASCENT MEDIA GROUP

Condensed Combined Statements of Operations and Comprehensive Loss

	Three Months Ended March 31,
	2008	2007
	Amounts in thousands, except per share amounts
	(Unaudited)

Net revenue	$173,843	151,853

Operating expenses:
Cost of services	125,664	104,799
Selling, general, and administrative, including stock-based compensation	32,867	32,904
Restructuring and other charges	1,107	—
Depreciation and amortization	16,002	15,267

	175,640	152,970

Operating loss	(1,797)	(1,117)
Other income:
Interest income	2,147	2,701
Other expense, net	(614)	(464)

	1,533	2,237

Earnings (loss) before income taxes	(264)	1,120
Income tax expense	(4,251)	(2,098)

Net loss	(4,515)	(978)

Other comprehensive earnings, net of taxes:
Foreign currency translation adjustments	486	437
Unrealized holding gains arising during the period	—	2

Other comprehensive earnings	486	439

Comprehensive loss	$(4,029)	(539)

Pro forma loss per common share — Series A and Series B (note 4)	$(.32)	(.07)

See accompanying notes to condensed combined financial statements.

ASCENT MEDIA GROUP

Condensed Combined Statements of Cash Flows

	Three Months Ended March 31,
	2008	2007
	Amounts in thousands
	(Unaudited)

Cash flows from operating activities:
Net loss	$(4,515)	(978)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,002	15,267
Stock-based compensation	(276)	829
Deferred income tax expense	35	1,577
Other non-cash credits, net	(723)	(449)
Changes in assets and liabilities:
Trade receivables	(28,334)	2,124
Prepaid expenses and other current assets	(1,038)	(1,457)
Payables and other liabilities	20,694	(11,409)

Net cash provided by operating activities	1,845	5,504

Cash flows from investing activities:
Capital expenditures	(8,400)	(13,281)
Net sales (purchases) of marketable securities	23,545	(666)
Other investing activities, net	145	3

Net cash provided by (used in) investing activities	15,290	(13,944)

Cash flows from financing activities:
Net cash transfers from parent	25	4,980
Payment of capital lease obligation	(168)	(52)

Net cash provided (used) by financing activities	(143)	4,928

Net increase (decrease) in cash and cash equivalents	16,992	(3,512)
Cash and cash equivalents at beginning of period	201,633	154,455

Cash and cash equivalents at end of period	$218,625	150,943

Non-cash investing and financing activity:
Capital lease	$—	5,774

See accompanying notes to condensed combined financial statements.

ASCENT MEDIA GROUP

Condensed Combined Statement of Parent’s Investment
Three months ended March 31, 2008

			Accumulated
			Other	Total
	Parent’s	Accumulated	Comprehensive	Parent’s
	Investment	Deficit	Earnings	Investment
		Amounts in thousands
		(Unaudited)

Balance at January 1, 2008	$1,437,520	(761,337)	10,713	686,896
Net loss	—	(4,515)	—	(4,515)
Other comprehensive earnings	—	—	486	486
Net cash transfers from parent	25	—	—	25

Balance at March 31, 2008	$1,437,545	(765,852)	11,199	682,892

See accompanying notes to condensed combined financial statements.

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements

(1)	Basis of Presentation

The accompanying condensed combined financial statements of Ascent Media Group (“AMG” or the “Company”) represent a combination of the historical financial information of (1) Ascent Media Group, LLC (“Ascent Media”), a wholly-owned subsidiary of Discovery Holding Company (“DHC”), (2) Ascent Media CANS, LLC (dba AccentHealth) (“AccentHealth”), a wholly-owned subsidiary of DHC and (3) cash and investment assets of DHC, which are collectively referred to as the “Spinco Entities” in the Reorganization Agreement. The AMC Spin-Off (see note 2) is expected to be accounted for at historical cost due to the pro rata nature of the distribution. Upon consummation of the AMC Spin-Off, Ascent Media Corporation (“AMC”) will own the assets and businesses that comprise AMG.

AMG is comprised of two operating segments. AMG’s creative services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns, and corporate communications programming. The group manipulates or enhances original visual images captured in principal photography or creates new three dimensional images and animation sequences. In addition, the creative services group provides a full complement of facilities and services necessary to optimize, archive, manage and repurpose completed media assets for global distribution via freight, satellite, fiber, and the Internet. The network services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite, and the Internet to programming providers in North America, Europe, and Asia. Additionally, the network services group provides systems integration, design, consulting, engineering and project management services.

AccentHealth operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide, and is included as part of the network services group for financial reporting purposes.

The accompanying interim condensed combined financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These condensed combined financial statements should be read in conjunction with the Company’s December 31, 2007 combined financial statements and notes thereto found elsewhere herein.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses for each reporting period. The significant estimates made in preparation of the Company’s condensed combined financial statements primarily relate to valuation of goodwill, other intangible assets, long-lived assets, deferred tax assets, and the amount of the allowance for doubtful accounts. Actual results could differ from the estimates upon which the carrying values were based.

(2)	AMC Spin-Off Transaction

During the fourth quarter of 2007, The Board of Directors of DHC (the “Board”) approved a resolution to spin off the capital stock of Ascent Media Corporation to the holders of DHC Series A and Series B common stock (the “AMC Spin-Off”). The AMC Spin-Off was approved in connection with a proposed transaction between DHC and Advance/Newhouse Programming Partnership (“Advance/Newhouse”), pursuant to which DHC and Advance/Newhouse will combine their respective indirect interests in Discovery Communications, LLC, a leading global media and entertainment company. It is a condition to the AMC Spin-Off that the agreement between DHC and Advance/Newhouse relating to that transaction shall be in effect and that all conditions precedent to that transaction (other than the AMC Spin-Off and certain conditions to be satisfied at the closing thereof) shall have been satisfied or, to the extent waivable, waived.

The AMC Spin-Off will be effected as a distribution by DHC to holders of its Series A and Series B common stock of shares of Series A and Series B common stock of Ascent Media Corporation, which immediately prior to the AMC Spin-Off will hold the assets and businesses comprised by the Company. The AMC Spin-Off will not

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

involve the payment of any consideration by the holders of DHC common stock and is intended to qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. The AMC Spin-Off is expected to occur in the third quarter of 2008, and will be made as a dividend to holders of record of DHC common stock as of the close of business on the date of record for the AMC Spin-Off.

Following the AMC Spin-Off, Ascent Media Corporation and DHC will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the AMC Spin-Off, Ascent Media Corporation and DHC will enter into certain agreements in order to govern certain of the ongoing relationships between Ascent Media Corporation and DHC after the AMC Spin-Off and to provide mechanisms for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the AMC Spin-Off and cross indemnities. Pursuant to the Services Agreement, Ascent Media will provide a subsidiary of DHC with certain general and administrative services for a one-year period beginning on the date of the AMC Spin-Off, including accounting, finance, human resources, information technology, payroll and real estate management services. In consideration for such services, DHC’s subsidiary will pay Ascent Media a fee of $1,000,000, which will be paid quarterly in advance and will not be refundable. DHC’s subsidiary will also reimburse Ascent Media for any out-of-pocket expenses incurred by Ascent Media in providing these services. In addition, during the term of the Services Agreement, Ascent Media will make cash advances to a subsidiary of DHC from time to time, in an aggregate principal amount not to exceed $1.5 million, as reasonably required to meet this DHC subsidiary’s current payroll and to pay third-party vendors in the ordinary course of its business. Such advances will be due and payable in full on the first anniversary of the AMC Spin-Off and will bear interest at the prime rate, calculated on an average daily balance basis.

Under the Tax Sharing Agreement, Ascent Media Corporation will be responsible for all taxes attributable to it or one of its subsidiaries, whether accruing before, on or after the AMC Spin-Off (other than any such taxes for which DHC is responsible under the Tax Sharing Agreement). Ascent Media Corporation has also agreed to be responsible for and to indemnify DHC with respect to (i) all taxes attributable to DHC or any of its subsidiaries (other than Discovery) for any tax period that ends on or before the date of the AMC Spin-Off (and for any tax period that begins on or before and ends after the date of the AMC Spin-Off, for the portion of that period on or before the date of the AMC Spin-Off), other than such taxes arising as a result of the AMC Spin-Off and related internal restructuring of DHC and (ii) all taxes arising as a result of the AMC Spin-Off or the internal restructuring of DHC to the extent such taxes are not the responsibility of DHC under the Tax Sharing Agreement. DHC will be responsible for (i) all U.S. federal, state, local and foreign income taxes attributable to DHC or any of its subsidiaries for any tax period that begins after the date of the AMC Spin-Off (and for any tax period that begins on or before and ends after the date of the AMC Spin-Off, for the portion of that period after the date of the AMC Spin-Off), other than such taxes arising as a result of the AMC Spin-Off and related internal restructuring of DHC, (ii) all taxes arising as a result of the AMC Spin-Off to the extent such taxes arise as a result of any breach on or after the date of the AMC Spin-Off of any representation, warranty, covenant or other obligation of DHC or of a subsidiary or shareholder of DHC made in connection with the issuance of the tax opinion relating to the AMC Spin-Off or in the tax sharing agreement, and (iii) all taxes arising as a result of such internal restructuring of DHC to the extent such taxes arise as a result of any action undertaken after the date of the AMC Spin-Off by DHC or a subsidiary or shareholder of DHC.

Pursuant to a Services Agreement between Liberty Media Corporation (“Liberty”) and Ascent Media Corporation, Liberty will provide certain general and administrative services including legal, tax, accounting, treasury and investor relations support. Ascent Media Corporation will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for Ascent Media Corporation’s allocable portion of costs associated with any shared services or personnel. Liberty and Ascent Media Corporation have agreed that they will review cost allocations every six months and adjust such charges, if appropriate.

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

(3)	Long-Term Incentive Compensation

2006 Ascent Media Long-Term Incentive Plan

Effective August 3, 2006, Ascent Media adopted its 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides the terms and conditions for the grant of, and payment with respect to, Phantom Appreciation Rights (“PARs”) granted to certain officers and other key personnel of Ascent Media. The value of a single PAR (“PAR Value”) is equal to the positive amount (if any) of (a) the sum of (i) 6% of cumulative free cash flow (as defined in the 2006 Plan) over a period of up to six years, divided by 500,000, plus (ii) the calculated value of Ascent Media, based on a formula set forth in the 2006 Plan, divided by 10,000,000, over (b) a baseline value determined at the time of grant. The 2006 Plan is administered by a committee that consists of two individuals appointed by DHC. Grants are determined by the committee, with the first grant occurring on August 3, 2006. The maximum number of PARs that may be granted under the 2006 Plan is 500,000, and there were 483,500 PARs granted as of March 31, 2008. The PARs vest quarterly over a three year period, and are payable on March 31, 2012 (or, if earlier, on the six-month anniversary of a grantee’s termination of employment without cause). Ascent Media records a liability and a charge to expense based on the PAR Value and percent vested at each reporting period.

Ascent Media Corporation 2008 Incentive Plan

The Ascent Media Corporation 2008 Incentive Plan (the “incentive plan”) will become available to certain employees and independent contractors upon the effective date of the AMC Spin-Off. The incentive plan is designed to provide additional compensation to certain employees and independent contractors for services rendered, to encourage their investment in AMC’s capital stock and to attract persons of exceptional ability to become officers and employees. The number of individuals who will receive awards under the incentive plan will vary from year to year and is not predictable. Awards may be granted as non-qualified stock options, stock appreciation rights, restricted shares, stock units, cash awards, performance awards or any combination of the foregoing (collectively, “awards”). The maximum number of shares of AMC’s common stock with respect to which awards may be granted under the incentive plan is 2,000,000, subject to anti-dilution and other adjustment provisions of the incentive plan. The base or exercise price of an award may not be less than fair market value on the day it is granted.

Other

Upon completion of the AMC Spin-Off and the related restructuring of DHC, DHC stock options held by a certain officer and director of DHC will be converted into an option to purchase shares of the applicable series of AMC common stock and an option to purchase shares of the applicable series of common stock of DHC’s successor. AMG will have responsibility for the options to purchase AMC common stock and accordingly, will record compensation expense related to such options. The amount of this expense is not expected to be significant. DHC’s successor will retain responsibility for its options.

(4)	Pro Forma Loss Per Common Share — Series A and Series B

Pro forma loss per common share (“EPS”) is computed by dividing net loss by the pro forma number of common shares outstanding for the period. The pro forma number of shares outstanding for all periods presented is 14,052,490 shares, which is the number of shares that would have been issued on March 31, 2008 if the AMC Spin-Off had been completed on such date. Dilutive EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. On the effective date of the AMC Spin-Off, AMC Series A stock options will be granted to a certain officer of the Company. The number of stock options is not estimable at this time since the calculation is partially dependent upon the trading price of DHC and AMC common stock on days prior to and after the AMC Spin-Off, but they are not expected to have a significant dilutive impact on pro forma EPS as reported in the accompanying condensed combined statements of operations.

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

(5)	Goodwill

Goodwill is comprised of the following:

	March 31,	December 31,
	2008	2007
	Amounts in thousands

Goodwill
Creative Services group	$95,069	95,069
Network Services group	32,224	32,224

Total goodwill	$127,293	127,293

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007. However, the effective date of SFAS 157 has been deferred to fiscal years beginning after November 15, 2008 and interim periods within those years, and AMG has elected the deferral provision, as it relates to fair value measurement requirements for (i) nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis (e.g. asset retirement obligations, restructuring liabilities and assets and liabilities acquired in business combinations) and (ii) fair value measurements required for impairments under SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(6)	Income Taxes

During the first quarter of 2008, Liberty reached an agreement with the IRS with respect to certain tax items that related to periods prior to the Company’s spin off from Liberty in July 2005. The IRS agreement resulted in a reduction of $5,370,000 and $30,808,000 to the amount of federal and California net operating losses (“NOLs”), respectively, that Liberty allocated to the Company at the time of the 2005 spin off. The reduction in the Company’s federal NOLs resulted in tax expense of $1,880,000 (35% of $5,370,000). The Company had no expectation that it would be able to utilize the California NOLs, and had thus recorded a valuation allowance with respect to such NOLs. Therefore, the reduction in California NOLs was offset by a reduction in the corresponding valuation allowance and resulted in no net tax expense.

As of January 1, 2008, the Company’s tax reserves related to unrecognized tax benefits for uncertain tax positions was not significant. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease during the year ended December 31, 2008.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in other income, net in the accompanying condensed combined statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income, net in the accompanying condensed combined statements of operations. As of January 1, 2008, accrued interest and penalties related to uncertain tax positions was not significant.

(7)	Commitments and Contingencies

The Company is involved in litigation and similar claims incidental to the conduct of its business. In management’s opinion, none of the pending actions is likely to have a material adverse impact on the Company’s financial position or results of operations.

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

The Company and its subsidiaries lease offices, satellite transponders and certain equipment under capital and operating lease arrangements.

On December 31, 2003, Ascent Media acquired the operations of Sony Electronic’s systems integration center business and related assets, which we refer to as SIC. In exchange, Sony received the right to be paid in 2008 an amount equal to 20% of the value of the combined business of Ascent Media’s wholly owned subsidiary, AF Associates, Inc. and SIC. The value of 20% of the combined business of AF Associates and SIC is estimated at $6,100,000, which liability is included in other accrued liabilities in the accompanying condensed combined balance sheets. SIC is included in Ascent Media’s network services group.

(8)	Related Party Transactions

Ascent Media provides services, such as satellite uplink, systems integration, origination, and post-production, to Discovery, an affiliate of DHC. Revenue recorded by Ascent Media for these services for the three months ended March 31, 2008 and 2007 aggregated $9,311,000 and $4,960,000, respectively.

(9)	Information About Operating Segments

The Company’s chief operating decision maker, or his designee (the “CODM”), has identified the Company’s reportable segments based on (i) financial information reviewed by the CODM and (ii) those operating segments that represent more than 10% of the Company’s combined revenue or earnings before taxes. Based on the foregoing criteria, the Company’s business units have been aggregated into two reportable segments: the creative services group and the network services group.

The creative services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns and corporate communications. These services are referred to generally in the entertainment industry as “post-production” services. In addition, the creative services group provides a full complement of facilities and services necessary to optimize, archive, manage and repurpose completed media assets for global distribution via freight, satellite, fiber and the Internet. The network services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite and the Internet to programming providers in North America, Europe and Asia. Additionally, the network services group provides systems integration, design, consulting, engineering and project management services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies and are consistent with GAAP.

The Company evaluates the performance of these operating segments based on financial measures such as revenue and adjusted OIBDA. The Company defines adjusted OIBDA as revenue less cost of services and selling, general and administrative expense (excluding stock and other equity-based compensation and accretion expense on asset retirement obligations). The Company believes this is an important indicator of the operational strength and performance of its businesses, including the businesses’ ability to service debt and capital expenditures. In addition, this measure is used by management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation, accretion expense on asset retirement obligations and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies.

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

Summarized financial information concerning the Company’s reportable segments is presented in the following tables:

	Reportable Segments
	Creative	Network
	Services	Services			Combined
	Group	Group(1)	Total	Other(2)	Total
	Amounts in thousands

Three months ended March 31, 2008
Revenue from external customers	$76,320	97,523	173,843	—	173,843
Adjusted OIBDA	$3,763	17,170	20,933	(5,975)	14,958
Capital expenditures	$3,601	3,728	7,329	1,071	8,400
Total assets	$347,997	265,268	613,265	233,753	847,018
Three months ended March 31, 2007
Revenue from external customers	$88,683	63,170	151,853	—	151,853
Adjusted OIBDA	$12,302	8,288	20,590	(5,610)	14,980
Capital expenditures	$6,007	5,587	11,594	1,687	13,281

(1)	Included in network services group revenue is broadcast services revenue of $42,588,000 and $37,415,000 and systems integration revenue of $54,935,000 and $25,755,000 for the three months ended March 31, 2008 and 2007, respectively.

(2)	Amounts shown in other provide a reconciliation of total reportable segments to the Company’s combined total. Included in other is (i) SG&A expenses and capital expenditures incurred at a corporate level and (ii) assets held at a corporate level mainly comprised of cash, investments in marketable securities and deferred income tax assets.

The following table provides a reconciliation of combined segment adjusted OIBDA to earnings (loss) before income taxes.

	Three Months Ended
	March 31,
	2008	2007
	Amounts in thousands

Combined segment adjusted OIBDA	$20,933	20,590
Corporate selling, general and administrative expenses	(5,975)	(5,610)
Stock-based compensation	276	(829)
Restructuring and other charges	(1,107)	—
Depreciation and amortization	(16,002)	(15,267)
Other, net	1,611	2,236

Earnings (loss) before income taxes	$(264)	1,120

ASCENT MEDIA GROUP

Notes to Condensed Combined Financial Statements — (Continued)

Information as to the Company’s operations in different geographic areas is as follows:

	Three Months Ended
	March 31,
	2008	2007
	Amounts in thousands

Revenue
United States	$134,710	115,183
United Kingdom	33,042	30,140
Other countries	6,091	6,530

	$173,843	151,853

	March 31,	December 31,
	2008	2007
	Amounts in thousands

Property and equipment, net
United States	$171,283	173,680
United Kingdom	65,661	68,548
Other countries	21,568	22,895

	$258,512	265,123

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Discovery Holding Company:

We have audited the accompanying combined balance sheets of Ascent Media Group (a combination of certain assets and businesses owned by Discovery Holding Company, as defined in Note 1) as of December 31, 2007 and 2006, and the related combined statements of operations and comprehensive loss, cash flows and parent’s investment for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ascent Media Group as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3 to the accompanying combined financial statements, effective January 1, 2006, Ascent Media Group adopted Statement 123R, Share-Based Payment.

KPMG LLP

Denver, Colorado
June 13, 2008

ASCENT MEDIA GROUP

Combined Balance Sheets
December 31, 2007 and 2006

	2007	2006
	Amounts in thousands

Assets
Current assets:
Cash and cash equivalents	$201,633	154,455
Trade receivables, net	134,120	135,045
Prepaid expenses	13,658	10,334
Deferred income tax assets, net (note 9)	11,150	13,494
Other current assets	2,915	3,176

Total current assets	363,476	316,504
Investments in marketable securities	23,545	51,837
Property and equipment, net (note 5)	265,123	275,368
Goodwill (note 6)	127,293	292,259
Deferred income tax assets, net (note 9)	32,928	650
Other assets, net	18,621	16,301

Total assets	$830,986	952,919

Liabilities and Parent’s Investment
Current liabilities:
Accounts payable	$25,761	42,644
Accrued payroll and related liabilities	24,594	30,095
Other accrued liabilities	34,897	23,580
Deferred revenue	24,492	15,780
Income taxes payable	12,764	2,102

Total current liabilities	122,508	114,201
Other liabilities	21,582	24,022

Total liabilities	144,090	138,223

Commitments and contingencies (notes 12 and 13)
Parent’s investment:
Parent’s investment	1,437,520	1,435,326
Accumulated deficit	(761,337)	(629,261)
Accumulated other comprehensive earnings	10,713	8,631

Total parent’s investment	686,896	814,696

Total liabilities and parent’s investment	$830,986	952,919

See accompanying notes to combined financial statements.

ASCENT MEDIA GROUP

Combined Statements of Operations and Comprehensive Loss
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	Amounts in thousands, except
	per share amounts

Net revenue	$631,425	608,153	612,774

Operating expenses:
Cost of services	431,367	404,619	396,784
Selling, general, and administrative, including stock-based compensation (note 10)	129,063	140,917	138,734
Restructuring and other charges (note 7)	761	10,832	3,695
Gain on sale of operating assets	(421)	(2,017)	(4,676)
Depreciation and amortization	65,544	65,306	72,134
Impairment of goodwill (note 6)	165,347	93,402	—

	791,661	713,059	606,671

Operating income (loss)	(160,236)	(104,906)	6,103
Other income:
Interest income	11,285	10,190	4,373
Other expense, net	(1,813)	(360)	(654)

	9,472	9,830	3,719

Earnings (loss) before income taxes	(150,764)	(95,076)	9,822
Income tax benefit (expense) (note 9)	18,433	12,068	(852)

Net earnings (loss)	$(132,331)	(83,008)	8,970

Other comprehensive earnings (loss), net of taxes (note 11):
Foreign currency translation adjustments	2,543	13,448	(10,629)
Minimum pension liability adjustment	(461)	—	710

Other comprehensive earnings (loss)	2,082	13,448	(9,919)

Comprehensive loss	$(130,249)	(69,560)	(949)

Unaudited pro forma earnings (loss) per common share — Series A and Series B (note 3)	$(9.42)	(5.91)	0.64

See accompanying notes to combined financial statements.

ASCENT MEDIA GROUP

Combined Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	Amounts in thousands
	(See note 4)

Cash flows from operating activities:
Net earnings (loss)	$(132,331)	(83,008)	8,970
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	65,544	65,306	72,134
Stock-based compensation	262	934	3,517
Payments for stock-based compensation	—	—	(2,073)
Impairment of goodwill	165,347	93,402	—
Deferred income tax expense (benefit)	(30,036)	(14,156)	2,394
Other non-cash credits, net	(1,948)	(1,328)	(3,876)
Changes in assets and liabilities, net of acquisitions:
Trade receivables	1,540	(9,753)	16,746
Prepaid expenses and other current assets	(7,214)	1,383	10,665
Payables and other liabilities	(305)	26,437	(20,315)

Net cash provided by operating activities	60,859	79,217	88,162

Cash flows from investing activities:
Capital expenditures	(45,095)	(75,264)	(87,821)
Cash paid for acquisition, net of cash acquired	—	(46,793)	—
Net sales (purchases) of marketable securities	28,292	(51,837)	—
Cash proceeds from dispositions	1,295	5,601	15,201
Other investing activities, net	274	993	(1,493)

Net cash used in investing activities	(15,234)	(167,300)	(74,113)

Cash flows from financing activities:
Net cash transfers from (to) parent	2,194	(7,182)	201,242
Payment of capital lease obligation	(641)	(7)	(5)

Net cash provided by (used in) financing activities	1,553	(7,189)	201,237

Net increase (decrease) in cash and cash equivalents	47,178	(95,272)	215,286
Cash and cash equivalents at beginning of year	154,455	249,727	34,441

Cash and cash equivalents at end of year	$201,633	154,455	249,727

See accompanying notes to combined financial statements.

ASCENT MEDIA GROUP

Combined Statements of Parent’s Investment
Years ended December 31, 2007, 2006 and 2005

			Accumulated
			Other	Total
	Parent’s	Accumulated	Comprehensive	Parent’s
	Investment	Deficit	Earnings (Loss)	Investment
	Amounts in thousands

Balance at January 1, 2005	$1,237,796	(555,223)	5,073	687,646
Net earnings	—	8,970	—	8,970
Other comprehensive loss	—	—	(9,919)	(9,919)
Stock compensation	2,091	—	—	2,091
Net cash transfers from parent	201,242	—	—	201,242
Other	(29)	—	29	—

Balance at December 31, 2005	1,441,100	(546,253)	(4,817)	890,030
Net loss	—	(83,008)	—	(83,008)
Other comprehensive earnings	—	—	13,448	13,448
Stock compensation	913	—	—	913
Net cash transfers to parent	(7,182)	—	—	(7,182)
Other	495	—	—	495

Balance at December 31, 2006	1,435,326	(629,261)	8,631	814,696
Net loss	—	(132,331)	—	(132,331)
Other comprehensive earnings	—	—	2,082	2,082
Net cash transfers from parent	2,194	—	—	2,194
Cumulative effect of accounting change (note 9)	—	255	—	255

Balance at December 31, 2007	$1,437,520	(761,337)	10,713	686,896

See accompanying notes to combined financial statements.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements
December 31, 2007, 2006 and 2005

(1)	Basis of Presentation

The accompanying combined financial statements of Ascent Media Group (“AMG” or the “Company”) represent a combination of the historical financial information of (1) Ascent Media Group, LLC (“Ascent Media”), a wholly-owned subsidiary of Discovery Holding Company (“DHC”) effective July 21, 2005 and of Liberty Media Corporation (“Liberty”) for periods prior to the July 21, 2005 spin off of DHC by Liberty (the “2005 Spin Off”), (2) Ascent Media CANS, LLC (dba AccentHealth) (“AccentHealth”), a wholly-owned subsidiary of DHC and (3) cash and investment assets of DHC, which are collectively referred to as the “Spinco Entities” in the Reorganization Agreement. The 2005 Spin Off was effected as a dividend by Liberty to holders of its Series A and Series B common stock of shares of DHC Series A and Series B common stock, respectively. The AMC Spin-Off (see note 2) is expected to be accounted for at historical cost due to the pro rata nature of the distribution. Upon consummation of the AMC Spin-Off, Ascent Media Corporation (“AMC”) will own the assets and businesses that comprise AMG.

AMG is comprised of two operating segments. AMG’s creative services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns, and corporate communications programming. The group manipulates or enhances original visual images captured in principal photography or creates new three dimensional images and animation sequences. In addition, the creative services group provides a full complement of facilities and services necessary to optimize, archive, manage and repurpose completed media assets for global distribution via freight, satellite, fiber, and the Internet. The network services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite, and the Internet to programming providers in North America, Europe, and Asia. Additionally, the network services group provides systems integration, design, consulting, engineering and project management services.

Substantially all of the assets of AccentHealth were acquired by AMG in January 2006, and are included as part of the network services group for financial reporting purposes. AccentHealth operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide.

(2)	AMC Spin-Off Transaction

During the fourth quarter of 2007, The Board of Directors of DHC (the “Board”) approved a resolution to spin off the capital stock of Ascent Media Corporation to the holders of DHC Series A and Series B common stock (the “AMC Spin-Off”). The AMC Spin-Off was approved in connection with a proposed transaction between DHC and Advance/Newhouse Programming Partnership (“Advance/Newhouse”), pursuant to which DHC and Advance/Newhouse will combine their respective indirect interests in Discovery Communications, LLC, a leading global media and entertainment company. It is a condition to the AMC Spin-Off that the agreement between DHC and Advance/Newhouse relating to that transaction shall be in effect and that all conditions precedent to that transaction (other than the AMC Spin-Off and certain conditions to be satisfied at the closing thereof) shall have been satisfied or, to the extent waivable, waived.

The AMC Spin-Off will be effected as a distribution by DHC to holders of its Series A and Series B common stock of shares of Series A and Series B common stock of Ascent Media Corporation. The AMC Spin-Off will not involve the payment of any consideration by the holders of DHC common stock and is intended to qualify as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. The AMC Spin-Off is expected to occur in the third quarter of 2008, and will be made as a dividend to holders of record of DHC common stock as of the close of business on the date of record for the AMC Spin-Off.

Following the AMC Spin-Off, Ascent Media Corporation and DHC will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the AMC Spin-Off, Ascent Media Corporation and DHC will enter into certain agreements in order to govern certain of the ongoing

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

relationships between Ascent Media Corporation and DHC after the AMC Spin-Off and to provide mechanisms for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the AMC Spin-Off and cross indemnities. Pursuant to the Services Agreement, Ascent Media will provide a subsidiary of DHC with certain general and administrative services for a one-year period beginning on the date of the AMC Spin-Off, including accounting, finance, human resources, information technology, payroll and real estate management services. In consideration for such services, DHC’s subsidiary will pay Ascent Media a fee of $1,000,000, which will be paid quarterly in advance and will not be refundable. DHC’s subsidiary will also reimburse Ascent Media for any out-of-pocket expenses incurred by Ascent Media in providing these services. In addition, during the term of the Services Agreement, Ascent Media will make cash advances to such subsidiary of DHC from time to time, in an aggregate principal amount not to exceed $1.5 million, as reasonably required to meet this DHC subsidiary’s current payroll and to pay third-party vendors in the ordinary course of its business. Such advances will be due and payable in full on the first anniversary of the AMC Spin-Off and will bear interest at the prime rate, calculated on an average daily balance basis.

Under the Tax Sharing Agreement, Ascent Media Corporation will be responsible for all taxes attributable to it or one of its subsidiaries, whether accruing before, on or after the AMC Spin-Off (other than any such taxes for which DHC is responsible under the Tax Sharing Agreement). Ascent Media Corporation has also agreed to be responsible for and to indemnify DHC with respect to (i) all taxes attributable to DHC or any of its subsidiaries (other than Discovery) for any tax period that ends on or before the date of the AMC Spin-Off (and for any tax period that begins on or before and ends after the date of the AMC Spin-Off, for the portion of that period on or before the date of the AMC Spin-Off), other than such taxes arising as a result of the AMC Spin-Off and related internal restructuring of DHC and (ii) all taxes arising as a result of the AMC Spin-Off or the internal restructuring of DHC to the extent such taxes are not the responsibility of DHC under the Tax Sharing Agreement. DHC will be responsible for (i) all U.S. federal, state, local and foreign income taxes attributable to DHC or any of its subsidiaries for any tax period that begins after the date of the AMC Spin-Off (and for any tax period that begins on or before and ends after the date of the AMC Spin-Off, for the portion of that period after the date of the AMC Spin-Off), other than such taxes arising as a result of the AMC Spin-Off and related internal restructuring of DHC, (ii) all taxes arising as a result of the AMC Spin-Off to the extent such taxes arise as a result of any breach on or after the date of the AMC Spin-Off of any representation, warranty, covenant or other obligation of DHC or of a subsidiary or shareholder of DHC made in connection with the issuance of the tax opinion relating to the AMC Spin-Off or in the tax sharing agreement, and (iii) all taxes arising as a result of such internal restructuring of DHC to the extent such taxes arise as a result of any action undertaken after the date of the AMC Spin-Off by DHC or a subsidiary or shareholder of DHC.

Pursuant to a Services Agreement between Liberty and Ascent Media Corporation, Liberty will provide certain general and administrative services including legal, tax, accounting, treasury and investor relations support. Ascent Media Corporation will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for Ascent Media Corporation’s allocable portion of costs associated with any shared services or personnel. Liberty and Ascent Media Corporation have agreed that they will review cost allocations every six months and adjust such charges, if appropriate.

(3)	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers investments with original purchased maturities of three months or less to be cash equivalents.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

Trade Receivables

Trade receivables are shown net of an allowance based on historical collection trends and management’s judgment regarding the collectability of these accounts. These collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustments required are reflected in current operations. The allowance for doubtful accounts as of December 31, 2007 and 2006 was $8,457,000 and $8,566,000, respectively.

A summary of activity in the allowance for doubtful accounts is as follows:

	Balance	Charged			Balance
	Beginning	(Credited)		Acquired and	End of
	of Year	to Expense	Write-Offs	Other Activity	Year
	Amounts in thousands

2007	$8,566	900	(1,009)	—	8,457

2006	$6,588	1,664	314	—	8,566

2005	$10,649	(916)	(1,167)	(1,978)	6,588

Concentration of Credit Risk and Significant Customers

For the years ended December 31, 2007, 2006 and 2005, no single customer accounted for more than 10% of combined revenue.

Fair Value of Financial Instruments

Fair values of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature.

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the underlying lease. Estimated useful lives by class of asset are as follows:

Buildings	20 years
Leasehold improvements	15 years or lease term, if shorter
Furniture and fixtures	7 years
Computers	3 years
Machinery and equipment	5 to 7 years

Depreciation expense for property and equipment was $63,953,000, $63,812,000 and $70,995,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Goodwill

The Company accounts for its goodwill pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, goodwill is not amortized, but is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

Other Intangible Assets

In accordance with SFAS No. 142, amortizable other intangible assets are amortized on a straight-line basis over their estimated useful lives of four to five years, and are reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).

Long-Lived Assets

In accordance with SFAS No. 144, management reviews the realizability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the value and future benefits of long-term assets, their carrying value is compared to management’s best estimate of undiscounted future cash flows over the remaining economic life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the estimated fair value of the assets.

Foreign Currency Translation

The functional currencies of the Company’s foreign subsidiaries are their respective local currencies. Assets and liabilities of foreign operations are translated into U.S. dollars using exchange rates on the balance sheet date, and revenue and expenses are translated into U.S. dollars using average exchange rates for the period. The effects of the foreign currency translation adjustments are deferred and are included in parent’s investment as a component of accumulated other comprehensive earnings (loss).

Revenue Recognition

Revenue from post-production services to customers producing television programs, feature films and commercial advertising is recognized when services are provided, based on contracted hourly rates. Revenue from system integration services is recognized on the basis of the estimated percentage of completion of individual contracts. Percentage of completion is calculated based upon actual labor and equipment costs incurred compared to total forecasted costs for the contract. Estimated losses on long-term service contracts are recognized in the period in which a loss becomes evident. Revenue from content distribution is recognized ratably over the term of the contract as services are provided.

Prepayments received for services to be performed at a later date are reflected in the combined balance sheets as deferred revenue until such services are provided.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s combined financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In instances where the Company has taken or expects to take a tax position in its tax return and the Company believes it is more likely than not that such tax position will be upheld by the relevant taxing authority, the Company records the benefits of such tax position in its combined financial statements.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $4,378,000, $3,851,000 and $3,269,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Certain employees of AMG hold stock options to purchase shares of Liberty common stock. The Company accounts for stock option awards pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”). Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). The Company records stock-based compensation for all stock incentive awards, stock appreciation rights (“SARs”) and stock options held by AMG’s and its subsidiaries’ employees pursuant to Statement 123R.

Prior to the adoption of Statement 123R, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price and was recognized on a straight-line basis over the vesting period.

The following table illustrates the effect on net earnings as if the fair-value-based method of Statement 123R had been applied to all outstanding and unvested awards. Compensation expense for SARs was the same under APB Opinion No. 25 and Statement 123R. Accordingly, no pro forma adjustment for such awards is included in the following table (amounts in thousands, except per share amounts).

Year Ended
December 31, 2005

Net earnings, as reported	$8,970
Add:
Stock-based employee compensation expense included in reported net earnings, net of taxes	2,061
Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(7,780)

Pro forma net earnings	$3,251

Unaudited pro forma basic and diluted net earnings per common share:
As reported	$0.64

Pro forma for fair value stock compensation	$0.23

Unaudited Pro Forma Earnings (Loss) Per Common Share — Series A and Series B

Unaudited pro forma earnings (loss) per common share (“EPS”) is computed by dividing net earnings (loss) by the pro forma number of common shares outstanding for the period. The pro forma number of shares outstanding for all periods presented is 14,051,481 shares, which is the number of shares that would have been issued on December 31, 2007 if the AMC Spin-Off had been completed on such date. Dilutive EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. On the effective date of the AMC Spin-Off, AMC stock options will be granted to a certain officer and director of DHC. The number of stock options is not estimable at this time since the calculation is partially dependent upon the trading price of DHC and AMC common stock on days prior to and after the AMC Spin-Off, but

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

the options are not expected to have a significant dilutive impact on pro forma EPS as reported in the accompanying combined statements of operations.

Estimates

The preparation of the combined financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses for each reporting period. The significant estimates made in preparation of the Company’s combined financial statements primarily relate to valuation of goodwill, other intangible assets, long-lived assets, deferred tax assets, and the amount of the allowance for doubtful accounts. Actual results could differ from the estimates upon which the carrying values were based.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (R), “Business Combinations” (“SFAS No. 141 (R)”). The statement will significantly change the accounting for business combinations, and under this statement, an acquiring entity will be required to recognize the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141 (R) will change the accounting treatment for certain specific items, including acquisition costs, noncontrolling interests, acquired contingent liabilities, in-process research and development, restructuring costs and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date. The adoption of the requirements of SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Early adoption is prohibited.

(4)	Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Cash paid for acquisition:
Fair value of assets acquired	$—	48,264	—
Net liabilities assumed	—	(1,471)	—

Cash paid for acquisition, net of cash acquired	$—	46,793	—

Cash paid during the year for income taxes	$1,321	1,839	1,172

Non-cash investing and financing activity:
Capital lease	$5,774	—	—

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

(5)	Property and Equipment

Property and equipment at December 31, 2007 and 2006 consist of the following:

	2007	2006
	Amounts in thousands

Property and equipment, net:
Land	$42,525	42,336
Buildings	204,135	196,119
Equipment	220,818	177,486

	467,478	415,941
Accumulated depreciation	(202,355)	(140,573)

	$265,123	275,368

(6)	Goodwill and Other Intangible Assets

The following table provides the activity and balances of goodwill:

	Creative	Network
	Services	Services
	Group	Group	Total
	Amounts in thousands

Balance at January 1, 2006	$188,583	162,517	351,100
Acquisition of AccentHealth	—	32,224	32,224
Goodwill impairment	(93,402)	—	(93,402)
Foreign exchange and other	(112)	2,449	2,337

Balance at December 31, 2006	95,069	197,190	292,259
Goodwill impairment	—	(165,347)	(165,347)
Foreign exchange and other	—	381	381

Balance at December 31, 2007	$95,069	32,224	127,293

In connection with its 2007 annual evaluation of the recoverability of its goodwill, the Company estimated the value of its reporting units using a discounted cash flow analysis. The result of this valuation indicated that the fair value of the network services reporting unit was less than its carrying value. The network services reporting unit fair value was then used to calculate an implied value of the goodwill related to this reporting unit. The $165,347,000 excess of the carrying amount of the network services goodwill over its implied value was recorded as an impairment charge in the fourth quarter of 2007. The impairment charge is the result of lower future expectations for network services operating cash flow due to a continued decline in operating cash flow margins as a percent of revenue, resulting from competitive conditions in the entertainment and media services industries and increasingly complex customer requirements that are expected to continue for the foreseeable future.

On August 18, 2006, Ascent Media announced that it intended to streamline its structure into two global operating divisions — creative services group and network services group — to better align Ascent Media’s organization with the Company’s strategic goals and to respond to changes within the industry driven by technology and customer requirements. The operations of the former media management services group were realigned with the other two groups and the realignment was completed in the fourth quarter of 2006. As a result of the restructuring and the declining revenue and operating cash flow performance of the former media management services group, including ongoing operating losses, this group was tested for goodwill impairment in the third quarter of 2006, prior to the Company’s annual goodwill valuation assessment. The Company estimated the fair value of that reporting unit principally by using trading multiples of revenue and operating cash flows of similar

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

companies in the industry. In September 2006, Ascent Media recognized a goodwill impairment loss for the former media management services group of $93,402,000, which represents the excess of the carrying value over the implied fair value of such goodwill.

Included in other assets at December 31, 2007 are amortizable intangibles with a net book value of $4,120,000 and tradename intangibles (which are not subject to amortization) of $5,448,000.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded $1,591,000, $1,494,000 and $1,139,000, respectively, of amortization expense for other intangible assets.

(7)	Restructuring Charges

During 2007, 2006 and 2005, the Company completed certain restructuring activities designed to improve operating efficiencies and to strengthen its competitive position in the marketplace primarily through cost and expense reductions. In connection with these integration and consolidation initiatives, the Company recorded charges of $761,000, $10,832,000 and $3,695,000, respectively. The 2007 restructuring charge related primarily to severance in the creative services group in the United Kingdom. The 2006 restructuring charge related primarily to severance in the Corporate and other group in the United States and United Kingdom and to the closure of facilities in the United Kingdom. The 2005 restructuring charge related primarily to the closure and consolidation of facilities in the United Kingdom.

The following table provides the activity and balances of the restructuring reserve. Such amounts are recorded in other accrued liabilities and other liabilities.

	Opening			Ending
	Balance	Additions	Deductions	Balance
	Amounts in thousands

Excess facility costs December 31, 2005	$2,589	3,695	(2,456)	3,828

Severance	—	8,645	(2,694)	5,951
Excess facility costs	3,828	2,187	(2,251)	3,764

December 31, 2006	$3,828	10,832	(4,945)	9,715

Severance	5,951	761	(5,368)	1,344
Excess facility costs	3,764	—	(2,142)	1,622

December 31, 2007	$9,715	761	(7,510)	2,966

(8)	Acquisition

AccentHealth

Effective January 27, 2006, one of AMG’s subsidiaries acquired substantially all of the assets of AccentHealth’s healthcare media business for cash consideration of $46,793,000. AccentHealth operates an advertising-supported captive audience television network in doctor office waiting rooms nationwide. The Company recorded goodwill of $32,224,000 and other intangible assets of $9,800,000 in connection with this acquisition. Other intangible assets are included in other assets, net on the combined balance sheets. The excess purchase price over the fair value of assets acquired is attributable to the growth potential of AccentHealth and expected compatibility with Ascent Media’s existing network services group.

For financial reporting purposes, the acquisition is deemed to have occurred on February 1, 2006, and the results of operations of AccentHealth have been included in AMG’s combined results as a part of the network services group since the date of acquisition. On a pro forma basis, the results of operations of AccentHealth are not significant to those of AMG.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

(9)	Income Taxes

The Company’s income tax benefit (expense) is as follows:

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Current
Federal	$(9,298)	(1,254)	—
State	(2,160)	(1,362)	(622)
Foreign	(145)	528	2,164

	(11,603)	(2,088)	1,542

Deferred
Federal	25,578	4,921	153
State	4,807	10,389	62
Foreign	(349)	(1,154)	(2,609)

	30,036	14,156	(2,394)

Total tax benefit (expense)	$18,433	12,068	(852)

Components of pretax income (loss) are as follows:

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Domestic	$(131,493)	(76,247)	4,617
Foreign	(19,271)	(18,829)	5,205

	$(150,764)	(95,076)	9,822

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Computed expected tax benefit (expense)	$52,767	33,277	(3,438)
State and local income taxes, net of federal income taxes	3,394	267	(344)
Change in valuation allowance affecting tax expense	(3,188)	7,663	4,530
Goodwill impairment not deductible for tax purposes	(26,421)	(26,655)	—
U.S. taxes on foreign income	(3,055)	776	34
Non-deductible expenses	(809)	(1,951)	(3,407)
Dividend	(1,202)	—	—
Other, net	(3,053)	(1,309)	1,773

Income tax benefit (expense)	$18,433	12,068	(852)

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

Components of deferred tax assets and liabilities as of December 31 are as follows:

	2007	2006
	Amounts in thousands

Current assets:
Accounts receivable reserves	$2,976	2,827
Accrued liabilities	12,100	14,236
Net operating loss carryforwards	1,043	5,642
Valuation allowance	(4,149)	(7,141)

	11,970	15,564

Noncurrent assets:
Net operating loss carryforwards	27,353	19,558
Intangible assets	23,328	—
Other	1,073	2,358
Valuation allowance	(13,321)	(6,893)

	38,433	15,023

Total deferred tax assets, net	50,403	30,587

Current liabilities:
Other	(820)	(2,070)
Noncurrent liabilities:
Property and equipment	(5,505)	(4,983)
Intangible assets	—	(9,390)

	(5,505)	(14,373)
Total deferred tax liabilities	(6,325)	(16,443)

Net deferred tax asset	$44,078	14,144

The Company’s deferred tax assets and liabilities are reported in the accompanying combined balance sheets as follows:

	December 31,
	2007	2006
	Amounts in thousands

Current deferred tax assets, net	$11,150	13,494
Long-term deferred tax assets, net	32,928	650

Net deferred tax assets	$44,078	14,144

At December 31, 2007, the Company has $254,486,000 and $45,870,000 in net operating loss carryforwards for state and foreign tax purposes, respectively. The state net operating losses expire at various times from 2011 through 2021, and the foreign net operating losses may be carried forward indefinitely. The Company has $1,667,000 of state income tax credits, of which $1,554,000 will expire at various times from 2008 through 2011.

For tax years prior to the AMC Spin-Off, the Company has been included in the consolidated tax returns of DHC. For tax years prior to the 2005 Spin Off, the Company was included in the consolidated tax return of Liberty. The tax provisions included in the historical financial statements of the Company for these periods were prepared on a separate return basis. To the extent DHC or Liberty used net operating losses and capital losses (collectively, “NOLs”) generated by the Company, such usage was reflected as a dividend from the Company to Liberty or DHC.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

As required by federal and state tax regulations, a portion of the NOLs will be allocated to the Company at the date of the AMC Spin-Off. These NOLs remain subject to adjustments made by the respective taxing authorities. In the event that the NOLs are adjusted due to IRS or other tax authority audits or settlements, the amount of the NOLs allocated to the Company could be changed. In connection with its adoption of FIN 48, the Company recorded reserves for tax positions related to periods prior to the 2005 Spin Off, which resulted in a reduction of its NOL’s for financial reporting purposes. As a result, the amount of the Company’s NOL’s utilized by DHC while the Company was part of its consolidated income tax return is increased which in turn reduces the amount of NOLs allocated to the Company in the 2005 Spin Off. Accordingly, the Company recorded a current tax payable of $551,000, which affected equity.

If the AMC Spin-Off occurred on December 31, 2007, the Company would be allocated $13,752,000 and $277,272,000 in net operating loss carryforwards for federal and state tax purposes, respectively. During the first quarter of 2008, Liberty reached an agreement with the IRS with respect to certain tax items that related to periods prior to the Company’s spin off from Liberty in July 2005. The IRS agreement resulted in a reduction of $5,370,000 and $30,808,000 to the amount of federal and California net operating losses (“NOLs”), respectively, that Liberty allocated to the Company at the time of the 2005 spin off. The reduction in the Company’s federal NOLs resulted in tax expense of $1,880,000 (35% of $5,370,000). The Company had no expectation that it would be able to utilize the California NOLs, and had thus recorded a valuation allowance with respect to such NOLs. Therefore, the reduction in California NOLs was offset by a reduction in the corresponding valuation allowance and resulted in no net tax expense.

During the current year, management has determined that it is more likely than not that the Company will not realize the tax benefits associated with certain cumulative foreign net operating loss carryforwards and other deferred tax assets. As such, the Company continues to maintain a valuation allowance of $17,470,000. The total valuation allowance increased $3,436,000 during the year ended December 31, 2007 as a result of an increase of $3,188,000, which affected tax expense, foreign exchange rate changes of $318,000 and a decrease of $70,000, which affected goodwill.

Upon adoption of FIN 48 on January 1, 2007, the Company reversed $255,000 of tax liabilities included in its December 31, 2006 combined balance sheet with a corresponding decrease to accumulated deficit.

As of December 31, 2007, the Company’s tax reserves related to unrecognized tax benefits for uncertain tax positions were not significant. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease during the year ended December 31, 2008.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in other income, net in the accompanying combined statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other income, net in the accompanying combined statements of operations. As of December 31, 2007, accrued interest and penalties related to uncertain tax positions were not significant.

During 2007, 2006 and 2005, the Company provided $3,055,000, ($776,000) and ($34,000), respectively, of U.S. tax expense (benefit) for future repatriation of cash from its Singapore operations pursuant to APB 23. This charge represents all undistributed earnings from Singapore not previously taxed in the United States.

The Company has deficits from its United Kingdom and Mexican operations and therefore does not have any undistributed earnings subject to United States taxation.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

(10)	Long-Term Incentive Compensation

2006 Ascent Media Long-Term Incentive Plan

Effective August 3, 2006, Ascent Media adopted its 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides the terms and conditions for the grant of, and payment with respect to, Phantom Appreciation Rights (“PARs”) granted to certain officers and other key personnel of Ascent Media. The value of a single PAR (“PAR Value”) is equal to the positive amount (if any) of (a) the sum of (i) 6% of cumulative free cash flow (as defined in the 2006 Plan) over a period of up to six years, divided by 500,000 plus (ii) the calculated value of Ascent Media, based on a formula set forth in the 2006 Plan, divided by 10,000,000; over (b) a baseline value determined at the time of grant. The 2006 Plan is administered by a committee that consists of two individuals appointed by DHC. Grants are determined by the committee, with the first grant occurring on August 3, 2006. The maximum number of PARs that may be granted under the 2006 Plan is 500,000, and there were 438,500 PARs granted as of December 31, 2007. The PARs vest quarterly over a three year period, and are payable on March 31, 2012 (or, if earlier, on the six-month anniversary of a grantee’s termination of employment without cause). Ascent Media records a liability and a charge to expense based on the PAR Value and percent vested at each reporting period.

(11)	Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in AMG’s combined balance sheets and combined statements of parent’s investment reflect the aggregate of foreign currency translation adjustments and minimum pension liability adjustments.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes, is summarized as follows:

			Accumulated
	Foreign	Minimum	Other
	Currency	Pension	Comprehensive
	Translation	Liability	Earnings (Loss),
	Adjustments	Adjustment	Net of Taxes
	Amounts in thousands

Balance at January 1, 2005	$7,439	(2,366)	5,073
Other comprehensive loss	(10,600)	710	(9,890)

Balance at December 31, 2005	(3,161)	(1,656)	(4,817)
Other comprehensive earnings	13,448	—	13,448

Balance at December 31, 2006	10,287	(1,656)	8,631
Other comprehensive earnings	2,543	(461)	2,082

Balance at December 31, 2007	$12,830	(2,117)	10,713

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

The components of other comprehensive earnings (loss) are reflected in AMG’s combined statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	Benefit	Amount
	Amounts in thousands

Year ended December 31, 2007:
Foreign currency translation adjustments	$4,207	(1,664)	2,543
Minimum pension liability adjustment	(763)	302	(461)

Other comprehensive earnings	$3,444	(1,362)	2,082

Year ended December 31, 2006:
Foreign currency translation adjustments	$22,246	(8,798)	13,448

Year ended December 31, 2005:
Foreign currency translation adjustments	$(17,538)	6,938	(10,600)
Minimum pension liability adjustment	1,175	(465)	710

Other comprehensive earnings	$(16,363)	6,473	(9,890)

(12)	Employee Benefit Plans

Ascent Media offers a 401(k) defined contribution plan covering most of its full-time domestic employees. Ascent Media also sponsors a pension plan for eligible employees of its foreign subsidiaries. Employer contributions are determined by Ascent Media’s board of directors. The plans are funded by employee and employer contributions. Total combined 401(k) plan and pension plan expenses for the years ended December 31, 2007, 2006 and 2005 were $4,862,000, $4,383,000 and $3,881,000, respectively.

Ascent Media offers a Management Incentive Plan (“MIP”) which provides for annual cash incentive awards based on company and individual performance. Certain executive officers and certain employees with a title of divisional managing director, corporate director or higher are eligible to receive awards under the MIP, as determined by a management incentive plan compensation committee. To the extent an award is earned, it is payable no later than two and one-half months following the end of the applicable plan year. Participants must be employed by Ascent Media through the payment date to be eligible to receive the award. The forecasted award liability is accrued on a monthly basis throughout the plan year. For the years ended December 31, 2007, 2006 and 2005, total MIP expense was $2,650,000, $1,633,000 and $3,915,000, respectively. The MIP liability at December 31, 2007 and 2006 was equivalent to the expense for the respective year.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

(13)	Commitments and Contingencies

Future minimum lease payments under scheduled operating leases, which are primarily for buildings, equipment and real estate, having initial or remaining noncancelable terms in excess of one year are as follows (in thousands):

Year ended December 31:
2008	$26,549
2009	$26,290
2010	$24,060
2011	$20,404
2012	$14,944
Thereafter	$56,006

Rent expense for noncancelable operating leases for real property and equipment was $23,664,000, $22,451,000 and $22,618,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Various lease arrangements contain options to extend terms and are subject to escalation clauses.

On December 31, 2003, Ascent Media acquired the operations of Sony Electronic’s systems integration center business and related assets, which we refer to as SIC. In exchange, Sony received the right to be paid in 2008 an amount equal to 20% of the value of the combined business of Ascent Media’s wholly owned subsidiary, AF Associates, Inc. and SIC. The value of 20% of the combined business of AF Associates and SIC is estimated at $6,100,000, which liability is included in other accrued liabilities in the accompanying combined balance sheets. SIC is included in Ascent Media’s network services group.

The Company is involved in litigation and similar claims incidental to the conduct of its business. In management’s opinion, none of the pending actions is likely to have a material adverse impact on the Company’s financial position or results of operations.

(14)	Related Party Transactions

Ascent Media provides services, such as satellite uplink, systems integration, origination, and post-production, to Discovery, an affiliate of DHC. Revenue recorded by Ascent Media for these services for the years ended December 31, 2007, 2006 and 2005 aggregated $41,216,000 $33,741,000 and $34,187,000, respectively.

(15)	Information About Operating Segments

The Company’s chief operating decision maker, or his designee (the “CODM”), has identified the Company’s reportable segments based on (i) financial information reviewed by the CODM and (ii) those operating segments that represent more than 10% of the Company’s combined revenue or earnings before taxes. Based on the foregoing criteria, the Company’s business units have been aggregated into two reportable segments: the creative services group and the network services group.

The creative services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns and corporate communications. These services are referred to generally in the entertainment industry as “post-production” services. In addition, the creative services group provides a full complement of facilities and services necessary to optimize, archive, manage and repurpose completed media assets for global distribution via freight, satellite, fiber and the Internet. The network services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite and the Internet to programming providers in North America, Europe and Asia. Additionally, the network services group provides systems integration, design, consulting, engineering and project management services.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies and are consistent with GAAP.

The Company evaluates the performance of these operating segments based on financial measures such as revenue and adjusted OIBDA. The Company defines adjusted OIBDA as revenue less cost of services and selling, general and administrative expenses (excluding stock and other equity-based compensation and accretion expense on asset retirement obligations). The Company believes this is an important indicator of the operational strength and performance of its businesses, including the businesses’ ability to service debt and capital expenditures. In addition, this measure is used by management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation, accretion expense on asset retirement obligations and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies.

Summarized financial information concerning the Company’s reportable segments is presented in the following tables:

	Reportable Segments
	Creative	Network
	Services	Services			Combined
	Group	Group(1)	Total	Other(2)	Total
	Amounts in thousands

Year ended December 31, 2007
Revenue from external customers	$344,715	286,710	631,425	—	631,425
Adjusted OIBDA	$44,861	49,256	94,117	(22,564)	71,553
Capital expenditures	$21,475	19,789	41,264	3,831	45,095
Depreciation and amortization	$30,901	28,636	59,537	6,007	65,544
Total assets	$341,481	257,679	599,160	231,826	830,986
Year ended December 31, 2006
Revenue from external customers	$337,942	270,211	608,153	—	608,153
Adjusted OIBDA	$44,511	47,005	91,516	(27,292)	64,224
Capital expenditures	$24,849	44,331	69,180	6,084	75,264
Depreciation and amortization	$36,039	23,055	59,094	6,212	65,306
Total assets	$378,694	382,848	761,542	191,377	952,919
Year ended December 31, 2005
Revenue from external customers	$340,062	272,712	612,774	—	612,774
Adjusted OIBDA	$61,229	52,797	114,026	(33,253)	80,773
Capital expenditures	$44,474	38,476	82,950	4,871	87,821
Depreciation and amortization	$34,872	27,008	61,880	10,254	72,134
Total assets	$437,850	323,558	761,408	235,218	996,626

(1)	Included in Network Services Group revenue is broadcast services revenue of $158,273,000, $158,151,000 and $149,568,000 and systems integration revenue of $128,437,000, $112,060,000 and $123,144,000 in 2007, 2006 and 2005, respectively.

ASCENT MEDIA GROUP

Notes to Combined Financial Statements — (Continued)

(2)	Amounts shown in other provide a reconciliation of total reportable segments to the Company’s combined total. Included in other is (i) SG&A expenses and capital expenditures incurred at a corporate level and (ii) assets held at a corporate level mainly comprised of cash, investments in marketable securities and deferred income tax assets.

The following table provides a reconciliation of combined segment adjusted OIBDA to earnings (loss) before income taxes.

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Combined segment adjusted OIBDA	$94,117	91,516	114,026
Corporate selling, general and administrative expenses	(22,564)	(27,292)	(33,253)
Stock-based compensation	(262)	(934)	(3,517)
Restructuring and other charges	(761)	(10,832)	(3,695)
Depreciation and amortization	(65,544)	(65,306)	(72,134)
Impairment of goodwill	(165,347)	(93,402)	—
Other, net	9,597	11,174	8,395

Earnings (loss) before income taxes	$(150,764)	(95,076)	9,822

Information as to the Company’s operations in different geographic areas is as follows:

	Years Ended December 31,
	2007	2006	2005
	Amounts in thousands

Revenue
United States	$485,805	455,858	443,553
United Kingdom	120,821	129,540	149,928
Other countries	24,799	22,755	19,293

	$631,425	608,153	612,774

Property and equipment, net
United States	$173,680	178,645
United Kingdom	68,548	70,363
Other countries	22,895	26,360

	$265,123	275,368